82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02030535

REGISTRANT'S NAME: Zhejiang Southeast Electric Power Co. Ltd

*CURRENT ADDRESS: No. 451 Fengqi Road
Hangzhou, Zhejiang,
The People's Republic of China
310006

**FORMER NAME:

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

**NEW ADDRESS:

FILE NO. 82- 5244 FISCAL YEAR 12/31/99

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DATE : 2/8/02

浙江东南发电股份有限公司

Zhejiang Southeast Electric Power Company Limited

Annual Report 1999

ZHEJIANG SOUTHEAST ELECTRIC POWER COMPANY LIMITED





Annual Report 1999

Important: The Directors of the Company confirm that there are no false representations, misleading statements or material omissions in this Report. And they jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

(The text of this Annual Report is prepared in both Chinese and English. Should there be any discrepancies between the Chinese version and the English version, the Chinese version shall prevail.)

Contents



Particulars of the Company

Zhejiang Southeast Electric Power Company Limited (hereinafter referred to as "the Company"), with the registered capital of RMB 2.01 billion yuan, is engaged in the investment in, development and operation of electric power projects. Currently, the Company wholly owns the coal-fired Taizhou Power Plant and Xiaoshan Power Plant, with a total installed capacity of 1,660MW.

1. Registered name of the Company in Chinese:
   浙江东南发电股份有限公司
   Registered name of the Company in English:
   Zhejiang Southeast Electric Power Co., Ltd
   Abbreviation of the Company name: ZSEPC

2. Legal representative of the Company: Chen Jimin

3. Secretary to the Board of Directors of the Company: Dai Jiancheng
   Telephone No.: 86-571-7072867
   Facsimile No.: 86-571-7077321
   E-mail Address: djc@zsepc.com

4. Registered Address of the Company and its Office Location:
   No. 451 Fengqi Road, Hangzhou, Zhejiang, the People's Republic of China
   Postal Code: 310006
   Web Site Address: http://www.zsepc.com/

5. The Company's Designated Press for Publication of Public Announcements
   Shanghai Securities (Shanghai), *South China Morning Post* (Hongkong), *Wen Hui Bao* (Hongkong)
   Web Site Address for Publication of the Annual Reports of the Company:
   http://www.zsepc.com/
   http://www.sse.com.cn/
   Venues of the Annual Report on File:
   Head office of the Company, Shanghai Stock Exchange and London Stock Exchange

Particulars of the Company (continued)

6. Listing place of B shares: Shanghai Stock Exchange

   Abbreviation of B shares: ZSEPC B Shares

   Code of B shares: 900949

   Listing place of GDRs: London Stock Exchange

   Code of GDRs: 0949QLT

Summary of Accounting Figures and Operating Figures

1. Summary of Accounting Figures for This Year (Unit: RMB '000 yuan)

(1) Figures in the Auditor's Report of the PRC Accountant

Gross Profit	985,168
Net Profit	823,304
Net Profit After Deducting Non-recurring Gains and Losses	826,180
Principal Operating Profit	1,228,197
Profit from Other Operations	1,327
Operating Profit	991,053
Income from Investment	74
Non-operating Net Income	-5,959
Net Cash Generated from Operating Activities	1,512,303
Net Increase in Cash and Cash Equivalents	431,746

Note: The non-recurring gains and losses this year are net losses on disposal of fixed assets amounting to RMB 2,876,000 yuan.

(2) Figures in the Auditor's Report of the International Accountant

Operating Income	3,247,238
Operating Profit	995,577
Profit after Tax	763,526

(3) Explanation of the Discrepancies in Net Profit

Net profit based on PRC accounting standards:	823,304
Adjusted based on international accounting standards:	
(a) Allocation of Employees' Wages	(53,769)

Summary of Accounting Figures and Operating Figures (continued)

(b) Allocation of Housing Revolving Fund	(3,332)
(c) Allocation of Allowance for Bad Debt	(2,677)
(d) Reversal of Amortization of Organization Cost	–
Net profit based on international accounting standards:	763,526

2. Major Accounting Figures and Financial Indices in Past Three Years

(1)Based on the Auditor's Report of the PRC Accountant (Unit: RMB yuan)

	1999	1998		1997	
		Before Adjustment	After Adjustment	Before Adjustment	After Adjustment
Principal Operating Income	3,247,237,664.70	2,949,526,933.00	2,949,526,933.00	1,670,778,987.51	1,670,778,987.51
Net Profit	823,304,326.67	823,447,592.92	842,197,471.71	368,398,931.18	346,971,896.32
Total Assets	7,638,205,620.01	7,607,423,653.59	7,604,746,497.52	7,154,299,974.27	7,132,872,939.41
Shareholders' Equity	4,963,935,038.25	4,565,407,867.65	4,562,730,711.58	4,071,600,274.73	4,050,173,239.87
Earnings per Share (diluted)	0.41	0.41	0.42	0.18	0.17
Earnings per Share (Weighted Average)	0.41	0.41	0.42	0.24	0.22
Earnings per share after Deducting Non-recurring Gains and Losses	0.41	0.41	0.42	0.18	0.17
Net Asset Value per Share	2.47	2.27	2.27	2.03	2.02
Adjusted Net Asset Value per Share	2.47	2.27	2.27	2.03	2.02
Net Value of Cash Flow from Operating Activities per share	0.75	0.68	0.68	–	–
Yield on Net Assets (%)	16.59	18.04	18.46	9.05	8.57

Summary of Accounting Figures and Operating Figures (continued)

(2) Based on the Auditor's Report of the International Accountant (Unit: RMB '000 yuan)

	1999	1998	1997
Operating Income	3,247,238	2,949,527	1,731,745
Profit After Tax	763,526	846,171	458,982
Total Assets	610,518	7,570,169	7,114,576
Shareholders' Equity	4,960,602	4,619,176	4,102,645
Earnings per Share (yuan/share)	0.38	0.42	0.23
Net Assets Value per Share (yuan/share)	2.47	2.30	2.04
Yield on Net Assets (%)	15.39	18.32	11.19

Note 1: Calculation Methods of Financial Indices

Earnings per Share (diluted) = Net Profit/Total Number of Ordinary Shares as at Year End

Net Assets Value per Share = Shareholders' Equity as at Year End/Total Number of Ordinary Shares as at Year End

Yield on Net Assets = Net Profit/Shareholders' Equity as at Year End × 100%

Adjusted Net Assets Value per Share = (Shareholders' Equity as at Year End – Accounts Receivable Due After Three Years – Deferred Expenses – Net Loss on Current and Fixed Assets Pending Treatment – Organization Expenses – Long Term Deferred Expenses – Negative Balance of Housing Revolving Fund)/Total Number of Ordinary Shares as at Year End

Net Value of Cash Flow from Operating Activities per Share = Net Value of Cash Flow from Operating Activities/Total Number of Ordinary Shares as at Year End

Summary of Accounting Figures and Operating Figures (continued)

3. Changes in Shareholders' Equity during the Reporting Year

Unit RMB yuan

Item	Share capital	Capital reserve fund	Surplus reserve fund	Statutory common welfare fund	Undistributed profit	Total
At the beginningof the period	2,010,000,000	1,863,272,079.51	223,457,529.52	111,728,764,76	466,001,102.55	4,562,730,711.58
Increase during the period	0	0	164,660,865.34	82,330,432.67	236,543,461.33	401,204,326.67
Decrease during the period	0	0	—	—	—	—
At the end of the period	2,010,000,000	1,863,272,079.51	388,118,394.86	194,059,197.43	702,544,563.88	4,963,935,038.25

Causes of changes:

(1) The increase of the surplus reserve fund is attributable to the allocation of 10% statutory common reserve fund and 10% statutory common welfare fund out of the net profit during the reporting year.

(2) The increase of the statutory common welfare fund is attributable to the allocation of 10% statutory common welfare fund out of the net profit during the reporting year.

(3) The increase of the undistributed profit is attributable to the incoming transfer of the remaining net profit after allocation of the statutory common reserve fund, statutory common welfare fund and the distribution of dividends.

Changes in Share Sapital and Shareholder Structure

1. Changes in Share Capital

(1) Structure of share capital

Unit : share

	At the beginning of the period	At the end of the period
1. Non-negotiable shares		
1) Promoters' shares	1,320,000,000	1,320,000,000
Including:		
Shares held by the State	1,315,000,000	1,315,000,000
Shares held by domestic legal persons	5,000,000	5,000,000
Shares held by foreign legal persons		
Other shares		
2) Legal person's shares by subscription		
3) Internal staff shares		
4) Preference shares and other shares		
Sub-total	1,320,000,000	1,320,000,000
2. Outstanding shares		
1) Domestically listed RMB ordinary shares		
2) Domestically listed foreign investment shares	690,000,000	690,000,000
3) Overseas listed foreign investment shares		
4) Other shares		
Sub-total	690,000,000	690,000,000
3.Total number of shares	2,010,000,000	2,010,000,000

Changes in Share Sapital and Shareholder Structure (continued)

(2) Issuance and Listing of Shares

a. The company issued B shares and GDRs totaling 690,000,000 shares in September 1997 at the price of 0.346 USD / share, which were listed and traded on Shanghai Stock Exchange and London Stock Exchange respectively on 23rd September 1997.

b. No change occurred in the share capital of the Company in the reporting period.

c. The Company has not issued any internal employee share.

2. Overview of Shareholders

(1) Total Number of Shareholders at End of the Reporting Period

As at the end of this reporting period, the Company has 7,298 shareholders, of which 5 are promoters, the others are shareholders of B shares.

(2) Shareholding of Top 10 Largest Shareholders

Names of the 10 largest shareholders	Number of shares held	Percentage of shares held
ZHEJIANG PROVINCIAL ELECTRIC POWER DEVELOPMENT COMPANY (ZPEPDC)	799,963,200	39.80%
ZHEJIANG PROVINCIAL ELECTRIC POWER COMPANY (ZPEPC)	514,036,800	25.57%
CBNY/BMO INVESTORS GLOBAL FUND	20,720,000	1.03%
TOYO SECURITIES ASIA LTD A/C CLIENT	17,290,300	0.86%
BANK OF NY S/A ZHEJIANG SOUTHEAST ELE - GDR	15,037,500	0.75%
SCBHK A/C BROWN BROTHERS HARRIMAN & CO SUB A/C THE GREATER CHINA FUND INC	13,000,000	0.65%

Changes in Share Sapital and Shareholder Structure (continued)

Names of the 10 largest shareholders	Number of shares held	Percentage of shares held
CBNY/BMO INVESTORS PACIFIC INTERNATIONAL FUND	10,185,000	0.51%
展佳国际发展有限公司 (ZHANJIA INTERNATIONAL DEVELOPMENT COMPANY LIMITED)	10,000,000	0.50%
NAITO SECURITIES CO., LTD.	9,970,000	0.50%
SCBHK A/C ROBERT FLEMING & CO., LTD LUXEMBOURG S/A FLEMING FLAGSHIP FUND	8,724,928	0.43%

Note: BANK OF NY is the depositary bank for the Global Depositary Receipt of the Company.

(3) Shareholders Holding More Than 10% of the Company's Shares

Name	Scope of Business	Change of Shareholding	Pledge and Freeze
ZPEPDC	Power Development	No Change	NIL
ZPEPC	Production and Supply of Electricity	No Change	NIL

Note: ZPEPC and ZPEPDC have a common legal representative and other common key management personnel.

(4) There was no change of the controlling shareholders of the Company during the reporting period.

Shareholders' General Meeting

1. Shareholders' General Meeting

The Shareholders' General Meeting of the Company for 1998 was held on 7 May 1999. The following resoultions were approved after discussion and vote-taking in the meeting:

(1) The report of the Board of Directors of the Company for 1998 was approved.

(2) The report of the Supervisory Committee of the Company for 1998 was approved.

(3) The Annual Report of Company for 1998 was apporved.

(4) The financial Statements of the Company for 1998 was approved.

(5) The proposal for distribution of profits of Company for the year 1998 was approved.

(6) The proposed budget of the Company for 1999 was approved.

(7) The proposal to renew the appointment of Zhejiang Pan-China Certified Public Accountants and PricewaterhoueCoopers China Limited as the accountants of the Company was approved.

Report of Board of Directors

1. Operations of the Company

(1) Electricity Generation

As an electricity generator, the revenue of the Company comes from the sale of electricity. In 1999, the electricity generation completed by the Company amounted to 9.956 billion kWh, and the electricity sale delivered to the grid 9.144 kWh, registering a generation increase of 1.210 billion kWh or 13.83%, and a sale increase of 1.134 billion kWh or 14.15% compared with the figures in the preceding year. The average generation hours of the Company in 1999 totaled 5,997 hours, increasing by 383 hours in comparison with that of 1998.

Specifics of the generation in this reporting period are as follows:

	Electricity Generation (10^4kwh)	**Electricity Sale Delivered to Grid (10^4kwh)**
Units 1~6 (6 × 125MW) of Taizhou Power Plant	431,417	393,005
Unit 7 (330MW) of Taizhou Power Plant	221,847	204,139
Unit 8 (330MW) of Taizhou Power Plant	179,764	167,372
Units 1 and 2 (2 × 125MW) of Xiaoshan Power Plant	162,614	149,908
Total	995,642	914,424

(2) Income and Profit

As audited by the domestic accountant, the principal operating income realized in 1999 amounted to RMB 3.247 billion yuan, and the net profit RMB 823 million yuan. Due to power tariff adjustment, the principal operating income increased by RMB 297 million yuan compared with that of 1998; the net profit in 1999 is on a par with that of the previous year.

(3) Endeavors to Strengthen Cost Management and Control

In 1999, the cost control of the two power plants under the Company was further strengthened so that the various economic and technical indices of the Company were improved to varying degrees. The net standard coal consumption rate of the 330MW units was 334.96 g/kWh, going down by 5.13 g/kWh as against that of 1998; the net standard coal consumption rate of the 125MW units was367.23 g/kWh, going down by 2.67 g/kWh as against that of 1998; the real unit cost of power supply was RMB 220.89 yuan/MWh, going down by RMB 6.33 yuan/MWh as against that of 1998.

2. Financial Position of the Company

(Unit: RMB10^4 yuan)

Item	**Actual Figures in 1999**	**Actual Figures in Same Period Last Year**	**Increase/Decrease (+/-)**
Total Assets	763,820.56	760,474.65	0.44%
Long-term Liabilities	150,090.80	207,024.26	−27.50%
Shareholders' Equity	496,393.50	456,273.07	8.79%
Principal Operating Profit	122,819.66	113,063.06	8.63%
Net Profit	82,330.43	84,219.75	−2.24%

Major causes of the changes are as follows:

(1) The decrease of the long term liabilities is primarily attributable to repayment of the mature debt principal and the transfer of the principal payable in 2000 to "the long term liabilities due within 1 year";

(2) The increase of the shareholders' equity is primarily attributable to the increase in the net profit realized in the reporting year;

Report of Board of Directors (continued)

(3) The decrease of the net profit is primarily attributable to the change of the coverage of the allowance for bad debt. Retroactive adjustment was made in this regard and the net profit of 1998 was increased.

3. Investment in Project

New headway was made in respect of the various preparatory jobs for the Changxing Power Plant Project Phase IV, of which the Company is one of the investors and a majority shareholder. Due to the fact that Longyuan Electric Power Group Corp. and Huzhou Electric Power Development Company withdrew their investment, the investment ratio of the Company rose from 55% to 65%, and the investment ratio of ZPEPDC rose from 20% to 35%. The Feasibility Study Report of the Project was approved and transferred by the State Power Corp. via Guo Dian Ji Document [1997] 743 to the State Economic & Trade Commission of China on Dec. 23, 1999.

4. New Changes in Operating Environment of the Company

The document entitled *"Approval on Electricity Sale Tariff Applicable to the Power Plants under Zhejiang Southeast Electric Power Co. Ltd in 2000"* released by Zhejiang Provincial Commodity Pricing Bureau on Jan. 27, 2000 made some adjustment in the electricity sale tariff applicable to Taizhou Power Plant of the Company. Meanwhile, as Zhejiang Province is the designated testing ground for the government to carry out the separation of the power plant from the power grid, and the electricity sale from the power plant to the power grid on a competitive bid basis, the trial operation and billing of the power market commenced from 15 Jan. 2000. Information in this regard was disclosed by the Company in *Shanghai Securities, South China Morning Post* (Hongkong) and *Wen Hui Bao* (Hongkong) on 29 Jan. 2000 and 22 Mar. 2000 separately.

5. Work Plan for 2000 and Measures Intended

(1) To do well in equipment operation and maintenance, enhance equipment reliability and be ready to supply power of fine quality, good reliability and reasonable price whenever the power system demand requires;

(2) To intensify the study of the power market, take an active part in the bid for electricity sale to the grid, do well in forecast of market demand and follow-up analysis of market fluctuation, improve bidding skills and maximize the profit from the bidding electricity while ensuring the generation of the contractual electricity;

(3) To aim at corporate profitability, strengthen business management, further improve the internal responsibility system, foster effective operation of the target cost management system, intensify the internal check and supervision, strive to tap the corporate potential so as to improve the competitive edge of the Company in the market;

(4) To step up the management of the monetary and capitalistic operation, augment the efficiency and returns of the capital maneuver, explore with efforts new channels of investment for the Company.

6. Day-to-day Work of Board of Directors

(1) Board Meetings and Resolutions

During this reporting period, two board meetings were held, which discussed and reviewed the business operations of the Company for the whole year of 1998 and the first half a year of 1999 separately. The resolutions of the meetings were published on *Shanghai Securities, Wen Hui Bao* (Hongkong) and *South China Morning Post* (Hongkong) on 30 Mar. and 19 Aug. 1999.

(2) Implementation of Resolutions of Shareholders' General Meeting

During this reporting period, the Company performed its work in quest of the various targets set by the Shareholders' General Meeting, overfulfilled these targets and completed the dividend distribution for 1998 in time pursuant to the relevant stipulations.

Report of Board of Directors (continued)

7. Particulars of the Company's Management and Staff

(1) Directors, Supervisors and Senior Management Personnel

Name	Position	Age	No. of Shares Held	Annual Remuneration (RMB yuan)
Chen Jimin	Chairman	56	0	Not provided by the Company
Zhuang Huqing	Vice-chairman General Manager	49	0	Not provided by the Company
Mao Qianyuan	Director	60	0	Not provided by the Company
Chen Qingda	Director, Deputy General Manager	60	0	Not provided by the Company
Zhu Changrong	Director	57	0	Not provided by the Company
Tao Keqin	Director	60	0	Not provided by the Company
Wu Qinglin	Director	60	0	Not provided by the Company
Zhao Yuanjie	Director	42	0	Not provided by the Company
Shou Desheng	Director, Deputy General Manager	42	0	58,342
Dai Jiancheng	Director, Secretary to Board of Directors	42	0	46,304
Hu Songru	Director	42	0	99,235
Fu Muqing	Director	41	0	81,786
Wang Jiafu	Director	46	0	85,316
Ke Yuzhu	Chairman of the Supervisory Committee	61	0	Not provided by the Company
Tang Xingen	Supervisor	52	0	Not provided by the Company
Xie Bokang	Supervisor	61	0	Not provided by the Company
Kong Fanxiang	Supervisor	57	0	Not provided by the Company
Wu Hongfei	Supervisor	33	0	51,740
Wang Guoqiang	Supervisor	37	0	40,419
Chen Juemin	Deputy General Manager	47	0	52,894
Hu Senjian	Chief Accountant	45	0	49,111

(2) Staff

As of the end of this reporting period, the Company has a total staff of 3,640 people, of which 945 are technical personnel of different disciplines.

8. Profit Distribution Proposal

The after-tax profit of the Company in 1999 amounted to RMB 823,304,326.67 yuan (or RMB 763,526,000.00 by the international accounting standards). After having allocated 10% statutory common reserve fund and 10% statutory common welfare fund totaling RMB 164,660,865.34 yuan, plus the beginning undistributed profit of RMB 466,001,102.55 yuan (or RMB 524,042,000.00 yuan by the international accounting standards), and then following the principle of "whichever is lower" of the amounts obtained by the different accounting standards, the actual profit distributable to shareholders equals to RMB 1,064,866,237.21 yuan. Taking the ending 2.01 billion shares as the base number, the distributable cash dividend per share will be RMB 0.21 yuan (inclusive of tax), totaling RMB 422,100,000.00 yuan. After the distribution, the undistributed profit remaining at the Company will be RMB 702,544,563.88 yuan (or RMB 700,808,000.00 yuan by the international accounting standards).

Report of the Supervisory Committee

All members of the Supervisory Committee complied with the Company Law and the provisions of the Articles of Association of the Company, fulfilled their duties set out in the Articles of Association in good faith, safeguarded the interest of the Company and worked in a diligent and constructive manner in 1999.

The Supervisory Committee involved themselves in the important work of the Company by attending board meetings in the role of supervisors, making suggestions for the corporate production, business operation, technical renovation, development planning, etc. and exercising effective supervision to see if the corporate strategies and decisions conform to the laws and regulations of China, the Articles of Association, the resolutions of the Shareholders' General Meeting and the interest of shareholders. The Supervisory Committee expressed their satisfaction over the performance of the Company despite the adjustment in the tariff rate applied to the excess generation in 1999.

The Supervisory Committee scrutinized the Financial Statements 1999 of the Company, supervised and examined the execution of the State financial and economic policies and codes as well as the corporate assets, income/expenditure and related transactions of the Company, and came to the conclusion that the operating results realized by the Company are true, the expenditures are reasonable, and the related transactions are fair. The important events of the Company in the course of the current year were disclosed in accordance with the relevant regulations; and no actions to the detriment of the Company occurred. The operating results in 1999 of the Company were audited by the domestic and international accounting firms, who issued the Auditor's Reports with no reservations.

The Supervisory Committee exercised supervision over the Directors' and the management personnel's discharge of their duties, and arrived at the conclusion that, observing the principle of assiduity and faithfulness, the Directors, General Manager and other senior managerial personnel did their work in the best interest of the Company, discharged their duties set out in the Articles of Association in good faith, implemented the various resolutions of Shareholders' General Meetings and Board Meetings in earnest, and carried out operations in strict accordance with the regulations and codes concerning the listed company. No actions on their part in violation of the laws, regulations and the Articles of Association were found. Nor were they involved in any major litigation cases.

Important Events

1. The Company was not subjected to any major events of litigation or arbitration this year.

2. The Directors and senior management personnel of the Company were not subjected to any penalty of the supervisory bodies this year.

3. There was no change in the appointment of the Directors, Supervisors and other senior management personnel of the Company this year.

4. Important Related Transactions

(1) Sale of Electricity Transmitted to Grid

All of the electricity generated and sent to the power grid by the Company is to be purchased by the Zhejiang Provincial Electric Power Co. at the tariff to be approved by Zhejiang Commodity Pricing Bureau. The power tariff of the Company within 5,500 generation hours in 1999 were RMB 0.37 yuan/kWh for Units 1~7 and RMB 0.415 yuan/kWh for Unit 8 of Taizhou Power Plant, RMB 0.32 yuan/kWh for Units 1~2 of Xiaoshan Power Plant; the power tariff of the Company beyond 5,500 generation hours were RMB 0.190 yuan/kWh for Units 1~8 of Taizhou Power Plant and RMB 0.187 yuan/kWh for Units 1~2 of Xiaoshan Power Plant. The sale revenue of the Company in 1999 amounted to RMB 3,247,237,664.70 yuan, accounting for 100% of the principal operating income of the year.

(2) Purchase of Coal

The coal needed for the Company's generation is to be supplied by Zhejiang Provincial Electric Power Fuel Co., a wholly-owned subsidiary of ZPEPC, at a price not higher than the one applied to his supply of the same type of coal to other power plants. The payment for the coal by the Company in 1999 amounted to RMB 1,147,896,651.13 yuan, accounting for 100% of the annual expenditure for coal purchase.

(3) Repayment of Long-term Debt

Important Events (continued)

Pursuant to the *Liabilities Contract* and *Supplementary Agreement to Liabilities Contract* for Taizhou Power Plant Phase IV (Units 7~8) between the Company, ZPEPC and ZPEPDC, the Company repaid the long-term liabilities falling due within this reporting period, i.e. repayment in the amount of RMB 47,554,116.62 yuan to ZPEPC, RMB138,625,314.72 yuan to ZPEPDC and RMB 284,380,000.00 yuan to East China Electric Power Group Financial Corp.

5. Pursuant to *Notice on Release of "Supplementary Stipulations Regarding Accounting of Joint Stock Limited Companies"* of the Ministry of Finance, the Company changed the coverage and rate of the allowance for bad debt and made retroactive adjustment in connection therewith, resulting in a reduction in the retained earnings at the beginning of 1999 by RMB 2,677,156.07 yuan and a decrease in the net profit of this year by RMB 7,508,207.13 yuan. The allocation of the reserve for price decline for the short-term investment amounted to RMB 257,000 yuan.

6. The former construction-in-progress project of the Company, Taizhou Power Plant Phase IV, has now be completed and put into operation. The result of the final account settlement for the project was confirmed by Zhejiang Provincial Economic & Planning Commission and Zhejiang Provincial Key Project Leadership Group in Document Zhe Zhong Jian [1999]53. Corresponding accounting treatment was made by the Company based on the amount of assets transfer indicated in the Final Account Settlement Report.

7. In accordance with *Notice on Prohibition on General Managers and Senior Management Personnel of Listed Companies to Hold Concurrent Positions in Their Holding Companies* released by China Securities Regulatory Commission and subject to the approval of the Board of Directors of the Company, all the positions of General Manager and senior management of the Company are held on full-time basis.

8. Zhejiang Pan-China Certified Public Accountants and PricewaterhouseCoopers China Limited remained appointed as the domestic accountant and international accountant respectively to conduct audit of the financial statements and related consulting service for the Company for this reporting period.

Financial Statement 1

(audited by the domestic accounting firm)

Auditor's Report

Zhe Tian Kuai Shen [2000] 378

To: The Shareholders of Zhejiang Southeast Electric Power Company Limited

We have accepted the appointment to audit the balance sheet of the Company as at 31 December 1999, the profit and profit distribution statement and the cash flow statement for 1999. These accounting statements are prepared by the Company. It is our responsibility to form audit opinion on these accounting statements. We conducted our audit in accordance with Independent Auditing Standards of the PRC Certified Public Accountant. In the course of audit, we have reviewed practical situations of the Company and conducted audit procedures which we considered necessary including random examination of accounting records.

In our opinion, the above accounting statements have complied with the *Accounting Standards of Enterprises* and the relevant provisions of the *Accounting System of Stock Company Limited.* The statements give fair view, in all material respects, of the state of financial affairs of the Company as at 31st December 1999 and of the operating results and cash flows of the Company for 1999. The accounting policies are applied consistently.

Zhejiang Pan-China	PRC Certified Public Accountant	Chen Shu
Certified Public Accountants		
Hangzhou PRC	PRC Certified Public Accountant	Xie Jihui

Financial Statement 1

(audited by the domestic accounting firm)

Balance Sheet

As at 31st December, 1999

Prepared by: Zhejiang Southeast Electric Power Company Limited

Unit:RMB yuan

Assets	Note No.	Line No.	Figures at beginning of year	Figures at year end
Current assets				
Monetary assets	1	1	2,246,838,093.97	2,678,583,792.46
Short term investments	2	2		30,000,000.00
Less: Reserve for short term investment price decline		3		257,000.00
Net value of short term investments		4		29,743,000.00
Bills receivable		5		
Share dividends receivable		6		
Interests receivable		7		
Accounts receivable	3	8	151,538,375.43	70,332,163.08
Other receivables	4	9	44,619,267.89	112,052,088.17
Less: Reserve for bad debts		10	3,434,847.95	10,943,055.08
Net accounts receivable		11	192,722,795.37	171,441,196.17
Prepayments for goods	5	12	852,934.04	1,473,914.10
Subsidy receivable		13		
Inventories	6	14	89,844,439.20	88,110,771.95
Less: Reserve for inventories price decline		15	1,267,154.31	
Net value of inventories		16	88,577,284.89	88,110,771.95
Deferred expenses	7	17	337,152.86	
Net loss on pending disposal current assets		18		
Long term investments in bond due within 1 year	7	19	1,839,250.00	
Other current assets		20		
Total current assets		21	2,531,167,511.13	2,969,352,674.68
Long term investments:				
Long term equity investments	8	22	5,494,000.00	5,494,000.00
Long term debt investments	9	23		
Total long term investments		24	5,494,000.00	5,494,000.00
Less: Reserve against long term investment price decline		25		
Net value of long term investments		26	5,494,000.00	5,494,000.00
Fixed assets:				
Costs of fixed assets	9	27	6,415,818,059.18	6,525,720,214.69
Less: Accumulated depreciation	9	28	1,700,617,939.06	2,121,800,190.35
Net value of fixed assets		29	4,715,200,120.12	4,403,920,024.34
Project material		30		
Construction in progress	10	31	108,013,514.78	17, 495,203.82
Disposal of fixed assets		32		
Net loss on pending disposal fixed assets		33		
Total fixed assets		34	4,823,213,634.90	4,421,415,228.16
Intangible assets and other assets:				
Intangible assets	11	35	240,004,132.81	238,794,340.37
Initial costs		36		
Long term deferred expenses	12	37	4,867,218.68	3,149,376.80
Other long term assets		38		
Total intangible and other assets		39	244,871,351.49	241,943,717.17
Deferred tax:				
Deferred tax debit		40		
Total assets		41	7,604,746,497.52	7,638,205,620.01

Financial Statement 1

(audited by the domestic accounting firm)

Balance Sheet (continued)

As at 31st December, 1999

Prepared by: Zhejiang Southeast Electric Power Company Limited

Unit:RMB yuan

Liabilities and shareholders' equity	Note No.	Line No.	Figures at beginning of year	Figures at year end
Current liabilities:				
Short term borrowings		42		
Bills payable		43		
Accounts payable	13	44	22,893,704.23	45,731,026.07
Advances receipts for goods		45		
Consignment payments		46		
Salary payable		47	53,768,660.28	93,002,346.25
Welfare expenses payable		48	6,215,708.52	12,798,024.93
Dividends payable		49	329,640,000.00	422,100,000.00
Overdue tax	14	50	161,166,524.13	161,202,315.38
Other payments due		51	2,763,606.18	1,878,752.17
Other payables	15	52	114,432,319.84	60,590,082.23
Accruals		53		
Long term liabilities due within 1 year	17	54	280,892,666.43	376,060,000.00
Other current liabilities		55		
Total current liabilities		56	971,773,189.61	1,173,362,547.03
Long term liabilities:				
Long term borrowings	17	57	1,520,000,000.00	1,137,600,000.00
Bonds payable		58		
Long term payables	18	59	549,966,764.91	366,640,000.00
Housing revolving fund	19	60	275,831.42	-3,331,965.27
Other long term liabilities		61		
Total long term liabilities		62	2,070,242,596.33	1,500,908,034.73
Deferred tax:				
Deferred tax credit		63		
Total liabilities		64	3,042,015,785.94	2,674,270,581.76
Minority shareholders' equity		65		
Shareholders' equity				
Share capital	20	66	2,010,000,000.00	2,010,000,000.00
Capital reserve fund	21	67	1,863,272,079.51	1,863,272,079.51
Surplus reserve fund	22	68	223,457,529.52	388,118,394.86
including: common welfare fund	22	69	111,728,764.76	194,059,197.43
Undistributed profits	23	70	466,001,102.55	702,544,563.88
Total shareholders' equity		71	4,562,730,711.58	4,963,935,038.25
Total liabilities and owners' interests		72	7,604,746,497.52	7,638,205,620.01

Financial Statement 1

(audited by the domestic accounting firm)

Statement of Profit and Profit Distribution

Year 1999

Prepared by: Zhejiang Southeast Electric Power Company Limited

Unit: RMB yuan

Item	Note No.	Line No.	Figures of this year	Figure of the preceding year
1. Income from principal operating activities		1	3,247,237,664.70	2,949,526,933.00
Less: Discount and allowance		2		
Net income from principal operating activities		3	3,247,237,664.70	2,949,526,933.00
Less: Principal operating costs		4	1,976,911,204.55	1,782,244,822.33
Principal operating tax and surtax		5	42,129,897.26	36,651,502.77
2. Profit from principal operating activities (loss indicated by "-")		6	1,228,196,562.89	1,130,630,607.90
Add: Profit from other activities (loss indicated by "-")	1	7	1,327,122.82	901,792.75
Less: Loss from inventories price decline		8		1,267,154.31
Operating expenses		9		
Administrative expenses		10	168,209,472.12	76,943,643.75
Financial expenses	2	11	70,261,036.41	53,459,906.78
3. Operating profit (loss indicated by "-")		12	991,053,177.18	999,861,695.81
Add: Investment income (loss indicated by "-")	3	13	74,066.00	374,045.00
Subsidy income		14		
Non-operating income	4	15	11,770.89	102,097.43
Less: Non-operating expenses	5	16	5,971,162.85	2,321,397.54
4. Gross profit (loss indicated by "-")		17	985,167,851.22	998,016,440.70
Less: Income tax		18	161,863,524.55	155,818,968.99
Less: Minority shareholders' interests		19		
5. Net profit (loss indicated by "-")		20	823,304,326.67	842,197,471.71
Add: Undistributed profit at beginning of year		21	466,001,102.55	121,883,125.18
Transfer from surplus common reserve fund		22		
6. Distributable profit		23	1,289,305,429.22	964,080,596.89
Less: Allocation of statutory common reserve fund		24	82,330,432.67	84,219,747.17
Allocation of statutory common welfare fund		25	82,330,432.67	84,219,747.17
7. Profit Distributable to shareholders		27	1,124,644,563.88	795,641,102.55
Less: Preference share dividends payable		28		
Allocation of discretionary common reserve fund		29		
Ordinary share dividends payable		30	422,100,000.00	329,640,000.00
Dividends of ordinary shares transferred to share capital		31		
8. Undistributed profit		32	702,544,563.88	466,001,102.55

Financial Statement 1

(audited by the domestic accounting firm)

Statement of Cash Flow

Year 1999

Prepared by: Zhejiang Southeast Electric Power Company Limited

Unit: RMB yuan

Item	Note No.	Line No.	Amount
1.Cash flow from operating activities			
Cash received from sale of goods,supply of service		1	3,880,474,280.12
Received rent		2	
Refund of received rent		3	
Other received cash related to operating activities		4	57,185,973.18
Sub-total of cash inflow		5	3,937,660,253.30
Cash paid for purchased goods and labour services		6	1,612,632,794.82
Cash paid for operating lease		7	914,230.00
Cash paid to and for the employee		8	199,263,565.66
Actually paid value-added tax		9	407,567,223.86
Paid income tax		10	134,985,742.92
Other taxes paid besides value-added tax and income tax		11	54,396,168.40
Other paid cash related to operating activities	1	12	15,597,937.03
Sub-total of cash outflow		13	2,425,357,662.69
Net cash flow from operating activities		14	1,512,302,590.61
2.Cash flow from investment activities			
Cash received from investment recovery		15	1,839,250.00
Cash received from dividend and profit distribution		16	308,600.00
Cash received from income of bond interest		17	21,750.00
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		18	546,785.42
Other received cash related to investment activities		19	14,128,889.71
Sub-total of cash inflow		20	16,845,275.13
Cash paid for building fixed assets, intangible assets and other long-term assets		21	68,822,284.87
Cash paid for equity investment		22	
Cash paid for debt investment		23	30,000,000.00
Other paid cash related to investment activities		24	
Sub-total of cash outflow		25	98,822,284.87
Net cash flow from investment activities		26	(81,977,009.74)
3. Cash flow from financing activities			
Cash received by absorbing equity investment		27	
Cash received from bond issuance		28	
Cash received from borrowing		29	
Other received cash related to financing activities		30	
Sub-total of cash inflow		31	2,650,704.73
Cash paid for repayment of debt		32	470,559,431.34
Cash paid for financing expenses		33	
Cash paid for dividend or profit distribution		34	329,640,000.00
Cash paid for payment of interest		35	198,343,469.92
Cash paid for financing lease		36	
Cash paid for reducing the registered capital		37	
Other paid cash related to financing activities		38	
Sub-total of cash outflow		39	998,542,901.26
Net cash flow from financing activities		40	(998,542,901.26)
4. Impact of foreign exchange fluctuation on cash		41	(36,981.12)
5. Net increase in cash and cash equivalents		42	431,745,698.49

Financial Statement 1

(audited by the domestic accounting firm)

Statement of Cash Flow (continued)

Year 1999

Unit: RMB yuan

Note:

Item	**Amount**
1. Investment and financing activities not involving cash income and expenditure	
Debt repaid by fixed assets	
Debt repaid by investment	
Long-term investment by fixed assets	
Debt repaid by inventory	
Fixed assets by financing lease	
2. Operational cash flow from net profit	
Net profit	823,304,326.67
Add: gain or loss of minority shareholders	
Add: allocated allowance for bad debt or bad debt write-off	7,508,207.13
Depreciation of fixed assets	474,254,982.70
Amortization of intangible assets, long-term deferred expenses and other long-term assets	9,360,467.38
Decrease in deferred expenses (less: increase)	
Increase in pre-allocated expenses (less:decrease)	
Loss in disposal of fixed assets,intangible assets and other long-term assets (less: income	4,835.00
Loss in retirement of fixed assets	2,870,808.08
Financial expenses	154,979,574.12
Loss in investment (less: income)	(74,066.00)
Deferred tax credit (less: debit)	
Decrease in inventory (less: increase)	1,733,667.25
Decrease in operational receivable items (less: increase)	40,792,879.96
Increase in operational payable items (less: decrease)	(2,423,421.68)
Others	
Net cash flow from operating activities	1,512,302,590.61
3. Net increase in cash and cash equivalents:	
Ending balance of cash	2,678,583,792.46
less: Beginning balance of cash	2,246,838,093.97
Ending balance of cash equivalents	
less: Beginning balance of cash equivalents	
Net increase in cash and cash equivalents	431,745,698.49

Financial Statement 1

(audited by the domestic accounting firm)

Notes to Financial Statements

(1) Company Profile

Zhejiang Southeast Electric Power Company Limited (hereinafter referred to as "the Company") is a joint stock limited company established by way of promotion by Zhejiang Provincial Electric Power Company, Zhejiang Provincial Electric Power Development Company, Zhejiang Bada Company Limited, Zhejiang Electric Power Equipment and Materials Supply Company and Zhejiang Electric Power Real Estate Development Company Limited as the promoters in accordance with Document Zhe Zheng Wei (1997) 49 entitled *Approval on Establishment of Zhejiang Southeast Electric Power Company Limited* released by the Securities Regulatory Commission of Zhejiang Provincial Government and the Document (1997) 4 entitled *Reply to the Proposal of Zhejiang Southeast Electric Power Company Limited (Preparation Office) to Issue New Shares Right After Establishment* released by Division of International Affairs of China Securities Regulatory Commission. The aggregate promoters' share capital amounts to RMB 1,320 million yuan, as was verified in *Capital Verification Report* Zhe Kuai Yan (1997) 75 by Zhejiang Accounting Firm. The registration of the Company with the industrial and commercial administration authority was made, and the Business License No. 14294345-0 (1/1) of the Company was obtained on 15th May 1997.

As approved in Document Zheng Wei Fa (1997) 44 by the Securities Commission of the State Council, the Company issued 690 million domestically listed foreign investment shares (B shares) including over-allotment of 90 million shares at book value RMB 1 yuan per share. The shares of the Company were listed on Shanghai Stock Exchange on 23rd Sept.1997. After the issuance of B shares, the aggregate share capital of the Company amounts to RMB 2,010 million yuan. Thus the Company re-registered with the industrial and commercial administration authority, with the same business license number as before.

The business scope of the Company encompasses investment in, development and operation of the electric power projects.

(2) Principal Accounting Policies, Assumptions and Method for Preparation of Consolidated Financial Statements Adopted by the Company

Financial Statement 1
(audited by the domestic accounting firm)
Notes to Financial Statements (continued)

a. Accounting System

Enterprise Accounting Standards and *Accounting System of Joint Stock Company Limited* are followed.

b. Accounting Year

The accounting year starts from 1 January and ends on 31 December of the Gregorian calendar year.

c. Bookkeeping Base Currency

RMB is adopted as the bookkeeping base currency.

d. Bookkeeping Basis and Valuation Principle

The bookkeeping is made on accrual basis. And the valuation is based on historical cost.

e. Accounting of Foreign Currency Transaction

The accounting of the foreign currency transaction is based on RMB converted as per the market exchange rate (median rate) published by the People's Bank of China on the first day of the transaction month. The ending balances of the various foreign currency accounts are adjusted per the exchange rate prevailing at the end of the same month. With regard to the differences arising therefrom, those in relation to the formation of fixed assets but before their acquisition for use are charged to the cost of acquisition of fixed assets; those irrelevant to the acquisition of fixed assets but occurring during the formation period are charged to the organization expenses, and those occurring during the operating period are charged to the current financial expenses.

f. Identification of Cash Equivalents

Cash equivalents refer to the investment made by the Company with a short maturity (generally mature within 3 months after the date of purchase), strong liquidity, ready convertibility to cash of known amount and low volatility.

Financial Statement 1

(audited by the domestic accounting firm)

Notes to Financial Statements (continued)

g. Accounting of Bad Debt

1. Adopting allowance method for accounting of bad debt

The accounting of bad debt is based on allocation of allowance. The allowance for bad debt is allocated as per 6% of the ending accounts receivable.

2. The bad debt is determined as such when

(1) The debtor is bankrupt or dead, and the proceeds from the bankrupt's estates or the deceased property is unable to cover the debt;

(2) The debtor fails to repay the overdue debt with plain evidences to indicate his inability to do so.

The confirmed irrecoverable accounts receivable is treated as loss on bad debt after approval, which will be written off from the allowance for bad debt.

h. Accounting of Inventory

The inventory includes the fuel, auxiliary materials, spare parts for repair, low-cost consumables, etc. stored for the purposes of sale or consumption in the process of production and operation.

The inventory is valued at the actual cost. The fuel bought and checked into the warehouse is stated at the actual cost; the cost of outgoing fuel is stated based on weighted average cost method. The spare parts for repair and auxiliary materials such as cement, steel and wood are stated at planned cost, with the difference between the planned cost and the actual cost shared and written off per a composite differential rate at the end of a month. The low-cost consumables are stated based on lump-sum transfer method.

For the irrecoverable portion of the inventory cost due to physical damages, obsolescence in full or in part and the selling price of the inventory item lower than the cost, the reserve for price decline is allocated at the end of the period based on the lower of cost or market method per the difference by which the cost of a single inventory item is less than its net realizable value.

Financial Statement 1
(audited by the domestic accounting firm)
Notes to Financial Statements (continued)

i. Accounting of Short-term Investment

1. The accounting of short-term investment is made based on the actual cost paid deducting the cash dividend or interest declared to be distributed but not yet collected.
2. At the end of the period, the short-term investment is accounted for based on the lower of cost or market method; and the reserve for price decline is allocated for various investment projects.

j. Accounting of Long-term Investment

1. The accounting of the long-term equity investment is stated based on the cost paid or value determined at the time of investment. If the investment in other companies constitutes less than 20% of the total capital with voting right in the companies, or constitutes 20% or above but without significant influence, it is accounted for by the cost method; if the investment in other companies constitutes 20% or above of the total capital with voting right in the companies, or less than 20% but with significant influence, it is accounted for by the equity method; if the investment in other companies constitutes more than 50% (exclusive) of the total capital with voting right in the companies, it is accounted for by the equity method and incorporated in the consolidated financial statements.

2. The difference of equity investment is amortized by equal installments over the investment period specified in the contract. If no specific investment period is stated in the contract, the debit difference is amortized by equal installment over 10 years whereas the credit difference is amortized by equal installment over the period not less than 10 years.

3. The accounting of the long-term debt investment is stated based on the balance of the cost actually paid deducting such various surcharges as tax, service charges, and the interest payable accrued from the date of bond issuance up to the date of bond purchase. The bond premium or discount will be amortized on straight-line basis within the bond-holding period.

4. At the end of the accounting period, the reserve for long-term investment devaluation is allocated based on the difference of the recoverable amount less than the book value of the long term investment due to its declining market value or the worsening business operations of the investment recipient company. As nothing mentioned above occurred to the long-term investment of the Company in the accounting year, there is no need to allocate the reserve for long-term investment devaluation this year.

Financial Statement 1

(audited by the domestic accounting firm)

Notes to Financial Statements (continued)

k. Accounting of Fixed Assets and Accumulated Depreciation

1. The fixed assets are accounted for per actual cost. The fixed assets refer to housing, buildings, plant, machinery, vehicles and other equipment, apparatus, tools etc. in connection with production and operation with the useful life of more than 1 year as well as the articles not belonging to main operating equipment but valued more than RMB 2,000 yuan spanning over 2 years of useful life.

2. The depreciation of the fixed assets is on straight-line basis. The rates of depreciation are determined based on the classification, estimated economic useful life and estimated residual value (as per 0-3% of the original cost) of fixed assets as follows:

Classification of Fixed Assets	Period of Depreciation	Depreciation Rate (%)
Housing and Buildings	8-35	12.50-2.86
General Equipment	4-18	25.00-5.56
Special Equipment	7-18	14.29-5.56
Vehicles	6	16.67
Other Equipment	5-9	20.00-11.11

l. Accounting of Construction in Progress

The construction in progress is accounted for based on the various actual project expenditures by classification of the project, and transferred into the fixed assets per its actual cost upon completion and delivery for use. Regarding the interest expenditure and the shortfall from foreign exchange conversion incurred for the projects in debt, those incurred before the delivery of the fixed assets are capitalized, and those incurred after their delivery for use are transferred into the current financial expenses.

m. Accounting of Intangible Assets

The intangible assets are stated at the actual cost, and amortized by equal installments over its useful life.

Financial Statement 1
(audited by the domestic accounting firm)
Notes to Financial Statements (continued)

n. Accounting of Organization Expenses

The accounting of organization expenses is made based on the actual cost, and will be amortized by equal installment in 5 years starting from the month of the Company coming into operation.

o. Accounting of Long-term Deferred Expenses

The long-term deferred expenses are stated as incurred and are amortized by equal installment over the payback period of the project.

p. Income Recognition Principle

The sales income is calculated and recognized by multiplying the actual quantity of electricity delivered in this year by the approved electricity sale tariff.

The electricity sale tariff (excluding tax) in 1999 within the 5,500 generation hours is RMB 0.37 yuan/kwh for Units 1-7 and RMB 0.415 yuan/kwh for Unit 8 of Taizhou Power Plant, and RMB 0.32 yuan/kwh for Units 1-2 of Xiaoshan Power Plant based on the *Power Purchase Agreement*, its *Supplementary Agreement to Power Purchase Agreement* signed between the Company and ZPEPC and the Letter of Approval released by Zhejiang Provincial Commodity Pricing Bureau (ZPCPB) on 18th February 2000. And the electricity sale tariff in 1999 beyond the 5,500 generation hours is RMB 0.190 yuan/kWh for Units 1-8 of Taizhou Power Plant, and RMB 0.187 yuan/kWh for Units 1-2 of Xiaoshan Power Plant based on the approval by Document Zhe Jia Gong [1999]429 released by ZPCPB. Pursuant to the above two Agreements, the Company will sell the electricity generated by its subsidiary power plants to ZPEPC for a term of 20 years starting from the effective date of the Agreement. ZPEPC will purchase all the electricity delivered to the grid by the Company. In line with the principles of Document Zhe Dian Qi (1996) 0282 by ZPEPC and Document Zhe Jia Gong (1996) 88 by ZPCPB, the electricity sale tariff to the grid will be proposed after mutual consultation by the Company and ZPEPC submitted to the relevant approving authority for approval, after which it will be jointly followed.

For the sale of commodity, the business income is recognized when all of the followings have taken place (a) the significant risk in connection with the ownership of the commodity and the payment have transferred to the buyer so that the Company no longer has custody and control of the commodity; (b) the income from the sale or the voucher of the payment has been received; and (c) the cost in relation to the commodity sale can be measured accurately.

For the supply of labor service, the income from labor service is recognized when the service has been rendered, and the payment or the voucher of payment has been received.

q. Accounting of Income Tax

The accounting of the income tax is based on tax payable method.

r. Method for Preparation of Consolidated Financial Statement

Consolidated financial statement is prepared based on the financial statements and other related data of the parent company and its subsidiaries subject to consolidation in accordance with *the Interim Provisions for the Consolidated Financial Statement.* The financial statement of a joint venture is consolidated on pro rata basis. The principal accounting policies of the subsidiary shall conform to the accounting policies of its parent company. The major transactions and current accounts between the parent company and its subsidiary will be offset during the consolidation.

There is no need to prepare the consolidated financial statement since the Company has no subsidiaries in 1999.

s. Changes in Accounting Policies and Assumptions

1. The Company previously allocated the allowance for bad debts per 5 ‰ of the balance of accounts receivable, the reserve for price decline of the ending inventory, the reserve for price decline of the short-term investment and the reserve for devaluation of long-term investment based on the *Accounting System of Joint Stock Company Limited.* Starting from 1 Jan. 1999, the Company allocated the allowance for bad debts per 6 % of the ending balance of the receivables (including accounts receivable and other receivables), the reserve for price decline of the short-term investment, the reserve for devaluation of long-term investment and the reserve for price decline of the inventory pursuant to Document Cai Kuai Zi [1999] 35 and 49 of Ministry of Finance. As the rate of the allowance for bad debt was altered on

Financial Statement 1
(audited by the domestic accounting firm)
Notes to Financial Statements (continued)

"forward adjustment" basis, the adjusted amount was recorded as the gain or loss of this year; as the coverage of the allowance for bad debt was altered on "retroactive adjustment" basis, the beginning amounts of the retained earnings and related account items were adjusted. The adjusted figures were entered into the columns of the Statement of Profits and Profit Distribution of the previous year. The cumulative effect of the change in the coverage of the allowance for bad debts amounts to RMB 2,677,156.07 yuan. Due to the change in the coverage of the allowance for bad debt, the adjusted net profit of 1998 increased by RMB 18,749,878.79 yuan, the adjusted retained earning at beginning of 1999 decreased by RMB 2,677,256.07 yuan, of which the undistributed profit decreased by RMB 4,274,152.37yuan, the surplus reserve fund increased by RMB 1,596,996.30 yuan, and the beginning amount of undistributed profit in the Statement of Profit and Profit Distribution of the preceding year decreased by RMB 19,274,055.40 yuan.

2. The classifications and the depreciation rate for all of fixed assets of Taizhou Power Plant and Xiaoshan Power Plant under the Company were adjusted according to *Classification of Fixed Assets in Power Enterprises in East China Power Grid* published by the East China Electric Power Company. This change in the accounting assumption resulted in an increase in depreciation allocation by RMB 20,991,325.80 yuan.

(3) Classification of Tax

a. Value-added tax: at a rate of 17%

b. Operating tax: at a rate of 5%

c. Urban maintenance & construction tax: at a rate equal to 7% of the turn-over tax payable

d. Education surtax: at a rate equal to 4% of the turn-over tax payable

e. Income tax

As consented by Document Zhe Zheng Fa (1997) 102 of Zhejiang Provincial Government, the corporate income tax was levied as per 33% in 1999, of which 18% was refunded by the finance department of the local government, resulting in the actual income tax of 15%.

Financial Statement 1

(audited by the domestic accounting firm)

Notes to Financial Statements (continued)

(4) Holding Subsidiaries and Joint Ventures

The Company has no holding subsidiaries or joint ventures.

(5) Distribution of Profit

The profit distribution proposal for 1999 proposed by the Board of Directors is as follows:

The after-tax profit of the Company in 1999 amounted to RMB 823,304,326.67 yuan (or RMB 763,526,000.00 by the international accounting standards). After having allocated 10% statutory common reserve fund and 10% statutory common welfare fund totaling RMB 164,660,865.34 yuan, plus the beginning undistributed profit of RMB 466,001,102.55 yuan (or RMB 524,042,000.00 yuan by the international accounting standards), and then following the principle of "whichever is lower" of the amounts obtained by the different accounting standards, the actual profit distributable to shareholders equals to RMB 1,064,866,237.21 yuan. Taking the ending 2.01 billion shares as the base number, the distributable cash dividend per share will be RMB 0.21 yuan (inclusive of tax), totaling RMB 422,100,000.00 yuan. After the distribution, the undistributed profit remaining at the Company will be RMB 702,544,563.88 yuan (or RMB 700,808,000.00 yuan by the international accounting standards).

(6) Notes to the Financial Statements

a. Notes to the Balance Sheet

(a) Monetary Assets — Ending balance: 2,678,583,792.46

i.Details

Item	Beginning Amount	Ending Amount
Cash	5,930.37	5,776.96
Bank deposits	2,245,728,630.88	2,678,167,055.37
Other monetary Assets	1,103,532.72	410,960.13
Total	2,246,838,093.97	2,678,583,792.46

Financial Statement 1

(audited by the domestic accounting firm)

Notes to Financial Statements (continued)

ii. Foreign currency monetary assets

Beginning Amount			Ending Amount		
Original currency (USD)	Exchange rate	Equivalent to RMB yuan	Original currency (USD)	Exchange ate	Equivalent to RMB yuan
150,174,130.91	8.2787	1,243,246,577.56	140,950,362.80	8.2795	1,166,998,528.80

(b) Short-term investment Ending Balance: 30,000,000.00

i.Details

Item	Beginning Amount		Ending Amount		
	Investment Amount	Reserve for price decline	Investment Amount	Reserve for price decline	Market Price
Bonds investment			30,000,000.00	257,000.00	29,743,000.00
Total			30,000,000.00	257,000.00	29,743,000.00

ii. The ending market price based on which to allocate the reserve for price decline for the short-term investment was determined by reference to the trade price quoted by Shanghai Stock Exchange on Dec.30, 1999.

(c) Accounts receivable Ending balance: 70,332,163.08

i.Receivables

Account age	Beginning amount	Percentage at year beginning	Allowance for bad debt	Ending amount	Percentage at year end	Allowance for bad debt
Within 1 year	151,538,375.43	100%	757,691.88	70,332,163.08	100%	4,219,929.78
1~2 years	–	–				
2~3 years	–	–				
More than 3 years	–	–				
Total	151,538,375.43	100%	757,691.88	70,332,163.08	100%	4,219,929.78

Financial Statement 1

(audited by the domestic accounting firm)

Notes to Financial Statements (continued)

ii. Due from the top 5 debtors

Name	Ending Amount	Time	Reason for debt
Zhejiang Provincial Electric Power Company	70,332,163.08	Dec.1999	The payment for electricity sale tariff for the last 10 days of Dec. 1999 has not been settled.
Total	70,332,163.08		

iii. Due from major shareholders holding 5% or more of the Company's share capital

Name of organization	Beginning amount	Ending amount
Zhejiang Provincial Electric Power Company	151,538,375.43	70,332,163.08
Total	151,538,375.43	70,332,163.08

(d) Other receivables Ending balance 112,052,088.17

i. Classified by account age

Account age	Beginning amount	Percentage (%)	Allowance for bad debt	Ending amount	Percentage (%)	Allowance for bad debt
Within 1 year	42,734,177.92	95.77	2,564,050.67	59,477,588.98	53.08	3,568,655.34
1~2 years	1,145,760.20	2.57	68,745.61	49,529,630.42	44.20	2,971,777.83
2~3 years	540,000.00	1.21	32,400.00	2,473,521.00	2.21	148,411.26
More than 3 years	199,329.77	0.45	11,959.79	571,347.77	0.51	34,280.87
Total	44,619,267.89	100	2,677,156.07	112,052,088.17	100	6,723,125.30

Financial Statement 1
(audited by the domestic accounting firm)
Notes to Financial Statements (continued)

ii. Category analysis

Category analysis	Beginning amount	Ending amount
Imprest cash	213,520.05	318,692.73
Guarantee fund	506,400.00	463,300.00
Provisional payments	33,575,028.46	46,874,507.13
Others	10,324,319.38	64,395,588,41
Total	44,619,267.89	112,052,088.17

iii. Due from the top 5 debtors

Name of organization	Ending amount	Description	Duration of debt	Reason for debt
Preparation Office of Zhejiang Changxing Power Generating Company Limited	36,721,826.16	Provisional payment	1-2 years	Advance payment for the pre-construction expenses
Zhejiang Provincial Electric Power Company (ZPEPC)	35,414,394.32	Current payment	1-2 years	Settlement prior to maturity [note]
Interest of time deposit at bank	27,492,335.95	receivable	Within 1 year	Settlement prior to maturity
PICC Life Insurance Company Jiaojiang Branch	2,700,000.00	Provisional payment	Within 1 year	Settlement prior to maturity
Preparation office of Xiaoshan Power Plant Phase 2	2,293,521.00	Advance payment	1-2 years	open
Total	104,622,077.43			

[Note]: The balance of this account is the current account remaining at the time of the corporate restructuring. Pursuant to *Agreement on Settlement of Current Account* between the Company and ZPEPC signed on 29 Dec. 1998, the outstanding balance will be collected and cleared by 25 Dec. 2000.

Financial Statement 1

(audited by the domestic accounting firm)

Notes to Financial Statements (continued)

iv.Due from major shareholders holding 5% or more of the Company's share capital

Name of organization	Beginning amount	Ending amount
Zhejiang Provincial Electric Power Company	9,640,207.26	35,414.394.32
Total	9,640,207.26	35,414.394.32

v. The ending balance for other receivables increased at the year end by RMB 67,432,820.28 yuan compared with that of the beginning. This is because of the increase of the provisional payment for the pre-construction expenses to Preparation office of Zhejiang Changxing Power Generating Company Limited, the increase of the interest accrued on time deposit, as well as the increase of the other payables due to reduction of the other receivables deductible in the current accounts between the Company and ZPEPC.

(e)Prepayments Ending balance: 1,473,914.10

i. Classified by account age

Account Age	Beginning Amount	Percentage at year beginning	Ending Amount	Percentage at year end
Within 1 year	852,934.04	100	1,473,914.10	100
1~2 years	–	–	–	–
2~3 years	–	–	–	–
More than 3 years	–	–	–	–
Total	852,934.04	100	1,473,914.10	100

Financial Statement 1

(audited by the domestic accounting firm)

Notes to Financial Statements (continued)

ii. Due from the top 5 debtors

Name of organization	Ending amount	Duration of debt	Reason for debt
Zhejiang Provincial Real Estate Company Limited	405,725.00	Within 1 year	Prepayment for housing
Shanghai Haier Air-conditioner Sale Co.	550,450.00	Within 1 year	Prepayment for material
Shanghai Mitsubishi Elevator Co. Ltd	244,800.00	Within 1 year	Prepayment for material
Qingdao Haier Air-conditioner Sale Co.	182,462.00	Within 1 year	Prepayment for material
Nanjing Nanrui Group Corp.	59,400.00	Within 1 year	Prepayment for material
Total	1,442,837.00		

iii. There were no accounts due from main shareholders holding 5% or more of the Company's share capital.

(f) Inventories/ Reserve for price decline Ending balance 88,110,771.95/0.00

i. Details

Item	Beginning amount	Reserve for price decline	Ending amount	Reserve for price decline
Materials in transit	481,097.99		1,867,422.97	
Raw materials	26,982,624.70	1,267,154.31	40,047,182.85	
Fuel	55,797,824.94		38,259,099.37	
Low-cost consumables	737,441.79		571,721.98	
Spare parts	5,845,449.78		7,365,344.78	
Total	89,884,439.20	1,267,154.31	88,110,771.95	

Financial Statement 1

(audited by the domestic accounting firm)

Notes to Financial Statements (continued)

ii. The ending fair value of the inventory is determined as per the net realizable value of a single inventory item. Based on the principle of the lower of the cost or the market, the reserve for price decline amounting to RMB 1,267,154.31 yuan for the beginning inventory was allocated. As the analysis indicated that nothing as such occurred to the ending inventory, no reserve for price decline was allocated.

(g) Deferred expenses Ending balance 0.00

Category	Beginning amount	Increase during the year	Amortized in the year	Ending amount
Input tax pending offsetting of the inventory at beginning of year	337,152.86		337,152.86	0.00
Total	337,152.86		337,152.86	0.00

(h) Long-term equity investment Ending balance 5,494,000.00

i. Details

Item	Beginning Amount	Increase during the year	Decrease during the year	Ending Amount
Stock investment	494,000.00	–	–	494,000.00
Other equity investment	5,000,000.00			5,000,000.00
Total	5,494,000.00			5,494,000.00

Financial Statement 1

(audited by the domestic accounting firm)

Notes to Financial Statements (continued)

ii. Long-term equity investment--Stock investment

Investment Recipient	Type of stock	Numbers of shares	Shareholding percentage	Cost of investment	Adjustment of loss and gain	Devaluation reserve	Equity investment difference	Total at year end	Market price at year end
Zhejiang Taizhou Expressway Construction & Development Company Limited	State-owned legal person share	494,000.00	0.25%	494,000.00	–		–	494,000.00	
Total		494,000.00		494,000.00	–	–	–	494,000.00	

iii.Long-term equity investment --Other equity investment

Investment Recipient	Shareholding percentage	Investment term	Cost of investment	Adjustment of loss and gain	Devaluation reserve	Equity investment difference	Total at year end
Jiaojiang Phoenix Villa Company Limited	14.28%	Not specified	5,000,000.00	–	–	–	5,000,000.00
Total			5,000,000.00	–	–	–	5,000,000.00

Financial Statement 1

(audited by the domestic accounting firm)

Notes to Financial Statements (continued)

(i) Fixed assets and accumulated depreciation

Ending balance 6,525,720,214.69/2,121,800,190.35

i.Original cost of fixed assets

(i) Details

Category	Beginning Amount [Note 1]	Estimate & final accounting adjustment for Taizhou Power Plant Phase IV	Increase during this year	Decease during this year	Ending Amount
Housing and buildings	2,130,438,422.08	-307,461,559.56	31,306,758.14	53,877,050.05	1800,406,597.61
General Equipment	296,703,843.80	170,992,378.60	12,231,515.75	6,206,878.83	473,720,859.32
Special Equipment	3,878,714,402.18	307,558,070.64	36,552,390.85	23,177,256.53	4,199,647,607.14
Vehicles	96,461,716.73	-73,902,583.59	8,105,810.98	948,490.00	29,716,454.12
Other Equipment	13,499,674.39	381,039.30	9,992,366.87	1,644,384.06	22,228,696.50
Total	6,415,818,059.18	97,567,345.39	98,188,869.59	85,854.059.47	6,525,720,214.69

[Note 1] The classification and depreciation rate for all of the fixed assets of Taizhou Power Plant and Xiaoshan Power Plant under the Company were adjusted based on *Classification of Fixed Assets of Power Enterprises in East China Power Grid* this year. This column of beginning amount and the beginning amount of the accumulated depreciation shown below are adjusted figures.

[Note 2] The final account settlement for Taizhou Power Plant Phase IV (Units 7-8) was completed in June this year. Based on the final account settlement, re-adjustment was made to the estimated amounts and categories transferred to the fixed assets, resulting in additional transfer of RMB 97,567,345.39 yuan to the fixed assets. For clarity, a separate column "Estimates and final adjustment of Taizhou Power Plant Phase IV" was created.

(ii)The increase during this year includes the amount of RMB 170,810,859.55 yuan transferred from completion of the construction in progress (including the additional transfer of RMB 97,567,345.39 yuan after the final account settlement for Units 7-8 this year).

Financial Statement 1
(audited by the domestic accounting firm)
Notes to Financial Statements (continued)

(iii)The above fixed assets were not used for mortgage or guarantee.

(iv)There was no fixed assets rented on financial lease in the above fixed assets.

ii. Accumulated depreciation

Type	Beginning amount	Increase this year	Decrease this year	Ending amount
Housing and buildings	363,317,163.00	78,223,936.12	47,102,859.69	394,438,239.43
General equipment	104,448,481.65	64,325,130.40	1,883,290.64	166,890,321.41
Special equipment	1,208,371,748.40	336,054,478,61	2,727,802.07	1,541,698,424.94
Vehicles	20,890,598.68	-5,601,826.11	852,532.46	14,436,240.11
Other equipment	3,589,947.33	1,253,263.68	506,246.55	4,336,964.46
Total	1,700,617,939.06	474,254,982.70	53,072,731.41	2,121,800,190.35

iii. Net value of fixed assets

Type	Beginning amount	Ending amount
Housing and buildings	1,767,121,259.08	1,405,968,358.18
General equipment	192,255,362.15	306,830,537.91
Special equipment	2,670,342,653.78	2,657,949,182.20
Vehicles	75,571,118.05	15,280,214.01
Other equipment	9,909,727.06	17,891,732.04
Total	4,715,200,120.12	4,403,920,024.34

iv.The balance of original cost of fixed assets at the end of this year increased by RMB109,902,155.51 yuan over that at the beginning of this year. The major cause of such increase is the additional transfer of the difference of RMB 97,567,345.39 yuan between the estimate and the settled amount to the fixed assets upon the final account settlement of Units 7 and 8 of Taizhou Power Plant in June this year.

The ending balance of the accumulated depreciation increased by RMB 421,182,251.29 yuan compared with the beginning amount. The major cause is the additional allocation of the depreciation this year corresponding to the addition of the original cost of the above fixed assets.

Financial Statement 1

(audited by the domestic accounting firm)

Notes to Financial Statements (continued)

(j) Construction in progress — Ending balance 17,495,203.82

i. Projects in connection with Units 1-6 of Taizhou Power Plant

Name of project	Beginning amount	Increase in the year	Transferred to fixed assets in the year	Other decrease in the year	Ending amount	Source of financing	Project progress
1. Management information system	3,658,887.68	3,681,711.35	–	–	7,340,599.03	Self-financed	98%
2. Anti-scaling system of water return piping for phases 1-3	0.00	1,428,432.00	–	–	1,428,432.00	Self-financed	95%
3. IC system for meal sale at canteen	0.00	241,710.38	–	–	241,710.38	Self-financed	90%
4.Club for workers and staff	0.00	858,571.53	–	–	858,571.53	Self-financed	20%
5.Furnace flame protection	0.00	340,746.88	–	–	340,746.88	Self-financed	98%
6. Add VAR regulating devices for Units 1-6	0.00	107,400.00	–	–	107,400.00	Self-financed	40%
7.Expand the transformer of the plant area	0.00	452,972.33	–	–	452,972.33	Self-financed	90%
8. New warehouse for dangerous articles	0.00	156,000.00	–	–	156,000.00	Self-financed	70%
9. Renovate dust collector of the coal conveyance system for Phases 1-3	0.00	215,755.46	–	–	215,755.46	Self-financed	20%
10.Renovate central air-conditioning of the old production building	0.00	604,400.90	–	–	604,400.90	Self-financed	30%
11.Repairs for overhead crane	0.00	166,316.50	–	–	166,316.50	Self-financed	90%
12.Research on optimum dispatch of generating units	150,000.00	185,000.00	–	–	335,000.00	Self-financed	90%
13.Vibration diagnostic system for 125MW steam turbine units	0.00	443,498.65	–	–	443,498.65	Self-financed	80%
14.Minor projects	0.00	154,520.00	–	–	154,520.00	Self-financed	95%
15.Completed projects	12,116,328.89	129,591,955.24	48,686,938.73	93,021,345.40	0.00		
Sub-total	15,925,216.57	138,628,991.22	48,686,938.73	93,021,345.40	12,845,923.66		

Financial Statement 1

(audited by the domestic accounting firm)

Notes to Financial Statements (continued)

ii. Projects in connection with Units 7-8 of Taizhou Power Plant

Name of project	Beginning amount	Increase in the year	Transferred to fixed assets in the year	Other decrease in the year	Ending amount	Source of financing	Project progress
2x330 MW generating unit	75,118,022.37	45,026,346.73	97,567,345.39	22,577,023.71	0.00	Loan	100%
Sub-total	75,118,022.37	45,026,346.73	97,567,345.39	22,577,023.71	0.00[note]		

Note: The final accounts for Units 7-8 have been finished, and the project funds have been settled and transferred.

iii. Projects in connection with Xiaoshan Power Plant

Name of project	Beginning amount	Increase in the year	Transferred to fixed assets in the year	Other decrease in the year	Ending amount	Source of financing	Project progress
1. Waste water discharging control	643,433.98	1,862,253.39	—	—	2,505,687.37	Self-financed	98%
2. Dust control	151,294,21	453,143.96	—	—	604,438.17	Self-financed	35%
3. Renovate the dry coal shed	0.00	281,316.77	—	—	281.316.77	Self-financed	65%
4. Communication facilities for living quarters	0.00	643,648.58	—	—	643,648.58	Self-financed	80%
5. Employee housing	0.00	311,364.00	—	—	311,364.00	Self-financed	95%
6. Residential water treatment house	0.00	138,000.00	—	—	138,000.00	Self-financed	95%
7. Minor projects	0.00	164,825.27	—	—	164,825.27		
8. Completed projects	16,175,547.65	21,521,575.67	24,556,575.43	13,140,547.89			
Sub-total	16,970,275.84	25,376,127.64	24,556,575.43	13,140,547.89	4,649,280.16		
Total	108,013,514.78	209,031,465.59	170,810,859.55	128,738,917.00	17,495,203.82		

There was no capitalized interest in this reporting period.

Financial Statement 1
(audited by the domestic accounting firm)
Notes to Financial Statements (continued)

(k) Intangible asset — Ending balance 238,794,340.37

Type	Original amount	Beginning amount	Increase this year	Transferred from current amount	Amorization for the year	Ending amount
Land use right	246,969,027.20	238,611,328.81	–	–	4,930,609.08	233,680,773.73
Others	5,662,837.47	1,392,750.00	4,075,337.47	–	354,520.83	5,113,566.64
Total	252,591,864.67	240,004,132.81	4,075,337.47	–	5,285,129.91	238,794,340.37

(l) Long-term deferred expenses — Ending balance 3,149,376.80

Item	Beginning amount	Increase in this year	Amortization for the year	Ending amount
Infrastructure expenses to be written off	4,867,218.68	-	1,717,841.88	3,149.376.80
Total	4,867,218.68	-	1,717,841.88	3,149.376.80

(m) Accounts payable — Ending balance 45,731,026.07

There were no accounts due to major shareholders holding 5% or more of the Company's share capital.

(n) Tax payable — Ending balance 161,202,315.38

Type	Beginning amount	Ending amount
VAT	73,763,990.43	48,515,825.82
Business tax	974.30	5,309.66
Urban maintenance and construction tax	4,823,370.29	3,217,777.16
Corporate income tax	82,578,189.11	109,455,970.74
Individual income tax withheld		7,432.00
Total	161,166,524.13	161,202,315.38

Financial Statement 1
(audited by the domestic accounting firm)
Notes to Financial Statements (continued)

(o) Other accounts payable — Ending balance 60,590,082.23

i. Due to major shareholders holding 5% or more of the Company's share capital

Name of shareholders	Beginning amount	Ending amount
Zhejiang Provincial Electric Power Development Company	14,890,458.54	90,000.00
Total	14,890,458.54	90,000.00

ii. Other large-amount accounts payable (representing 10% and above of the project cost)

Description	Nature and contents of accounts	Amount
Construction organizations involved in Units 7 and 8	Last payment for Phase IV project	9,597,500.41
Education funds for staff and workers	Balance	6,177,146.95
Medical insurance premium for staff and workers	Insurance premium payable	6,632,010.95
	Last payment for construction cost of Phase III and related work	5,336,812.63
Total		27,743,470.94

(p) Long-term liabilities due within one year — Ending balance 376,060,000.00

Category	Beginning amount	Ending amount
(1)Borrowed from non-bank financial institution	186,380,000.00	284,400,000.00
Including: credit borrowings	186,380,000.00	284,400,000.00
(2)Borrowings from other organizations	94,512,666.43	91,660,000.00
Total	280,892,666.43	376,060,000.00

Financial Statement 1
(audited by the domestic accounting firm)
Notes to Financial Statements (continued)

The ending balance results from (1) the part of long term trust loan payable within 1 year pursuant to the *Trust Loan Agreement* and the *Debt Repayment Agreement in 2000* entered into between the Company, Zhejiang Electric Power Company and East China Electric Power Group (ECEPG) Finance Company Limited; (2) the part of long term liabilities due within 1 year pursuant to *Liabilities Contract* and *Supplementary Agreement to Liabilities Contract* entered into between the Company, Zhejiang Electric Power Company and Zhejiang Electric Power Development Company. [For details, please refer to Notes to Financial Statements (8)-c-(b)]

(q) Long-term borrowings — Ending balance 1,137,600,000.00

Lending Organization	Amount	Term of Borrowings	Rate per Annum	Terms and Conditions
ECEPG Finance Company Limited	1,137,600,000.00	Dec. 1999-Dec. 2007	7.2%	Credit

The ending balance of long-term borrowings resulted from: the long term trust loan of RMB 1,706,380,000 yuan converted from the debt of Taizhou Power Plant Phase IV extension project owing to ZPEPC pursuant to *Trust Loan Agreement* signed by the Company, ZPEPC and East China Electric Power Finance Company Ltd, less the amount of RMB 283,280,000 yuan repaid this year, and less the transfer of amount of RMB 284,400,000 yuan due in 2000 pursuant to *Debt Repayment Agreement* to the long term liabilities due within 1 year, then arriving at the ending balance of RMB 1,137,600,000 yuan.[For details, please refer to the Notes to Financial Statements (8)-c-(b)]

(r) Long-term Payables — Ending Balance: 366,640,000.00

Creditors	Beginning amount	Ending amount	Debt description
Zhejiang Provincial Electric Power Development Company	549,966,764.91	366,640,000.00	Construction cost borrowed for Units 7 and 8 of Taizhou Power Plant

The ending balance decreased by RMB 183,326,764.91 yuan compared with the beginning amount. The major reasons for such decrease were due to the fact that the amount of RMB 91,666,764.91 yuan was repaid this year pursuant to *Debt Repayment Agreement*, and that the amount of RMB 91,660,000.00 yuan due in 2000 was transferred to long-term liabilities due within one year.

Financial Statement 1

(audited by the domestic accounting firm)

Notes to Financial Statements (continued)

(s) Housing Revolving Fund — Ending Balance: -3,331,965.27

The deficit of housing revolving fund is because of the aggregate losses from the sale of employee houses.

(t) Share Capital — Ending Balance: 2,010,000,000.00

Item			Beginning Amount	Increase/decrease during the year (+,-)					Ending Amount
				Allotment shares	Bonus shares	Share converted from Common reserve fund	Others	Sub-total	
(1) Non-negotiable shares	1. Promoters' Shares	State-owned shares	1,315,000,000.00						1,315,000,000.00
		Shares held by domestic legal persons	5,000,000.00						5,000,000.00
		Shares held by foreign legal persons							
		Others							
	2.Legal person shares by subscription								
	3.Employee shares								
	4.Preference shares or others								
	Total number of non-negotiable shares		1,320,000,000.00						1,320,000,000.00
(2) Outstanding shares	1.Domestically listed ordinary shares in RMB								
	2.Domestically listed foreign investment shares		690,000,000.00						690,000,000.00
	3.Overseas listed foreign investment shares								
	4.Others								
	Total number of outstanding shares		690,000,000.00						690,000,000.00
(3) Total number of shares			2,010,000,00.00						2,010,000,000.00

Financial Statement 1

(audited by the domestic accounting firm)

Notes to Financial Statements (continued)

(u) Capital Common Reserve Fund Ending Balance : 1,863,272,079.51

i. Details

Item	Beginning Amount	Increase during the year	Decrease during the year	Ending Amount
Share premium	1,859,977,258.75			1,859,977,258.75
Donations	294,820.76			294,820.76
Others	3,000,000.00			3,000,000.00
Total	1,863,272,079.51			1,863,272,079.51

ii. No change occurred to the capital common reserve fund in the reporting year.

(v) Surplus Common Reserve Fund

i. Details Ending Balance: 388,118,394.86

Item	Beginning Amount	Increase during the year	Decrease during the year	Ending Amount
Statutory common reserve fund	111,728,764.76	82,330,432.67		194,059,197.43
Discretionary common reserve fund				
Statutory common welfare fund	111,728,764.76	82,330,432.67		194,059,197.43
Total	223,457,529.52	164,660,865.34		388,118,394.86

ii. The approved amount of common reserve fund last year was RMB 221,860,533.22 yuan. Because of the retroactive allocation of the allowance for bad debt, the profit last year was adjusted and increased. So the common reserve fund allocation was adjusted and increased by 1,596,996.20 yuan accordingly.

Financial Statement 1
(audited by the domestic accounting firm)
Notes to Financial Statements (continued)

iii. The increase of this year was due to the 10% statutory common reserve fund and 10% statutory common welfare fund allocated separately from the net profit realized this year amounting to RMB 823,304,326.67 yuan based on Profit Distribution Proposal 1999 proposed by the Board of Directors of the Company.

(w) Undistributed Profit Ending Balance : 702,544,563.88

i. Notes to the distribution ratio and change in undistributed profit:

Beginning amount		466,001,102.55[Note]
Increase during the year		823,304,326.67
Including: Net profit of the year	823,304,326.67	
Decrease during the year		586,760,865.34
Including : Allocation to the statutory common reserve fund	82,330,432.67	
Allocation to the statutory common welfare fund	82,330,432.67	
Distribution of the dividends of ordinary shares	422,100,000.00	
Balance at year end		702,544,563.88

Note: The approved amount of undistributed profit last year was RMB 470,275,254.92 yuan. Because of the retroactive allocation of the allowance for bad debt, the undistributed profit last year was adjusted and decreased by RMB 4,274,152.37 yuan. The balance at beginning of the year after adjustment was RMB 466,001,102.55.

ii. Based on the Profit Distribution Proposal 1999 proposed by the Board of Directors of the Company, the after-tax profit gained in 1999 amounting to RMB 823,304,326.67 yuan less 10% statutory common reserve fund and 10% statutory common welfare fund comes to a total amount of 164,660,865.34 yuan. According to the principle of whichever is lower, taking 2.01 billion shares by the end of the year as a base number, the distributable cash dividend per share of will be RMB 0.21 yuan (inclusive of tax), totaling RMB 422,100,000.00 yuan.

Financial Statement 1

(audited by the domestic accounting firm)

Notes to Financial Statements (continued)

b. Notes to Statement of Profit and Profit Distribution

(a) Profit from Other Operating Activities — Amount gained during the year: 1,327,122.82

Type of activities	Amount of last year			Amount of this year		
	Operating income	**Operating expenses**	**Profit**	**Operating income**	**Operating expenses**	**Profit**
Sale of materials	2,302,539.88	1,685,092.93	617,446.95	2,990,393.55	1,860,556.04	1,129,837.51
Others	425,424.66	141,078.86	284,345.80	261,492.74	64,207.43	197,285.31
Total	2,727,964.54	1,826,171.79	901,792.75	3,251,886.29	1,924,763.47	1,327,122.82

(b) Financial Expenses — Amount Incurred during the year: 70,261,036.41

Item	Amount of last year	Amount of this year
Interest expenses	138,550,425.93	154,979,574.12
Less: interest income	85,801,751.67	84,668,249.13
Exchange losses	680,938.45	546,661.27
Less: exchange gains	389,690.89	653,256.25
Others	419,984.96	56,306.40
Total	53,459,906.78	70,261,036.41

(c) Investment Income — Amount gained during the year : 74,066.00

Item	Amount of last year	Amount of this year
Bond investment income	202,045.00	21,750.00
Reserve for bond investment devaluation		-257,000.000
Other investment income	172,000.00	309,316.00
Total	374,045.00	74,066.00

Financial Statement 1

(audited by the domestic accounting firm)

Notes to Financial Statements (continued)

(d) Non-operating Income   Amount realized during the year : 11,770.89

Item	Amount of last year	Amount of this year
Income from penalty and confiscation	36,147.43	9,980.00
Payables unable to be paid	65,500.00	1,710.89
Others	450.00	80.00
Total	102,097.43	11,770.89

(e) Non-operating Expenses   Amount incurred during the year : 5,971,162.85

Item	Amount of last year	Amount of this year
Net loss in disposal of fixed assets	2,221,093.97	2,875,643.08
Water conservancy fund		2,949,526.93
Donation expenditure	27,500.00	105,000.00
Penalty expenditure	20,198.70	4,660.00
Traffic accident indemnity		8,428.84
Others	52,604.87	27,904.00
Total	2,321,397.54	5,971,162.85

c. Notes to Statement of Cash Flow

(a) Other significant cash payment in relation to operating activities :

Item	Amount of last year	Amount of this year
Intermediary agencies expenses	2,802,507.37	3,313,199.13
Expenses of public announcements in the press	1,056,223.83	921,852.35
Insurance premium	6,113,851.33	5,736,543.16
Guest reception expenses	1,648,631.56	1,848,985.85
Research & development expenses		1,158,761.88
Office expenses	670,068.16	817,015.04
Travelling expenses	483,731.52	591,765.43
Advertisement expenses	226,000.00	
Total	13,001,013.77	14,388,122.84

Financial Statement 1
(audited by the domestic accounting firm)
Notes to Financial Statements (continued)

(7) Information Classified by Industry

The Company is solely engaged in the power industry and the information classified by industry is omitted.

(8) The Relationship and Transactions with Related Parties

a. Relationship with Related Parties

(a) Related Parties with Controlling Relationship

Name of enterprise	Registered address	Principal activities	Relationship with the Company	Nature or type of business	Legal representative
Zhejiang Provincial Electric Power Development Company	No.2 Jinzhu Road (south), Hangzhou	Raising capital for power construction and development, generation and sale of electricity in excess of plan	Major shareholder	State-owned	Chen Jimin [Note 1]
Zhejiang Provincial Electric Power Company	No.2 Jinzhu Road (south), Hangzhou	Provision of electricity, organizing the design, construction of power generation, transmission and transformation projects	Major shareholder	State-owned	Chen Jimin [Note 1]
Preparation Office of Zhejiang Changxing Power Generating Company Limited [Note 2]					

Financial Statement 1

(audited by the domestic accounting firm)

Notes to Financial Statements (continued)

Note 1: Since Zhejiang Provincial Electric Power Development Company and Zhejiang Provincial Electric Power Company have the same legal representative and other common key management officers, in fact, these two companies currently have a common controlling relationship with the Company.

Note 2: This Office is for purposes of preparation for the establishment of Zhejiang Changxing Power Generating Company Limited. Pursuant to the *Shareholder's Agreement*, which was re-signed on 22nd November 1999, between the Company and Zhejiang Provincial Electric Power Development Company, the percentage of capital contribution from the Company is 65%. For details, please refer to the Committed Events, No. (10) hereinafter.

(b) Registered Capital of Related Parties with Controlling Relationship and Their Movements

Name of enterprise	**Beginning Amount**	**Increase for the year**	**Decrease for the year**	**Ending Amount**
Zhejiang Provincial Electric Power Development Company	2,545,000,000.00	–	–	2,545,000,000.00
Zhejiang Provincial Electric Power Company	4,275,160,000.00	–	–	4,275,160,000.00

(c) Shares or Equities Held by Related Parties with Controlling Relationship and Their Movements

Name of enterprise	**Beginning Amount**		**Increase or decrease for the year(+,-)**		**Ending Amount**	
	Amount	**%**	**Amount**	**%**	**Amount**	**%**
Zhejiang Provincial Electric Power Development Company	799,963,200.00	39.80	–	–	799,963,200.00	39.80
Zhejiang Provincial Electric Power Company	514,036,800.00	25.57	–	–	514,036,800.00	25.57

Financial Statement 1
(audited by the domestic accounting firm)
Notes to Financial Statements (continued)

b. Transactions between the Company and Related Parties

(a) Nature of Relationship with Related Parties Without Controlling Relationship

Name of enterprise	Relationship with the Company
Zhejiang Provincial Electric Power Fuel Company	A wholly owned subsidiary of a major shareholder of the Company
Taizhou Power Plant Industrial Company	A subsidiary with part of its shares held by a major shareholder of the Company

(b) Purchase of Commodities

Name of enterprise	Current year Amount	Current year Percentage out of annual purchase (%)	Current year Pricing policy	Previous year Amount	Previous year Percentage out of annual purchase (%)	Previous year Pricing policy
Zhejiang Provincial Electric Power Fuel Company	1,147,896,651.13	100	Note	1,183,864,449,39	100	Note

Note: The fuel required by the Company for power generation is supplied by Zhejiang Provincial Electric Power Fuel Company, a wholly owned subsidiary of Zhejiang Provincial Electric Power Company, who entered into the *Fuel Supply Agreement* with the Company in May 1997. The agreement is valid for 20 years. Pursuant to the agreement, both parties shall set down an *Annual Coal Supply Contract* every year to determine the quality, specifications, quantity and price of the coal supply for the current year. Zhejiang Provincial Power Fuel General Corporation shall supply fuel to the Company at a price neither higher than the price at which it charges other power plants for the same type of fuel, nor higher than the price at which the Company can purchase the same type of fuel in the open market at the time of determining of the price by both parties. Otherwise, the Company shall have the right to procure fuel at its own discretion.

Financial Statement 1

(audited by the domestic accounting firm)

Notes to Financial Statements (continued)

(c) Sales of Commodities

Name of enterprise	Current year Amount	Current year Percentage out of annual sale (%)	Current year Pricing policy	Previous year Amount	Previous year Percentage out of annual sale (%)	Previous year Pricing policy
Zhejiang Provincial Electric Power Fuel Company	3,247,237,664.70	100%	Note	2,949,526,933.00	100%	Note

Note : Pursuant to the *Power Purchase Agreement* entered into between the Company and Zhejiang Provincial Electric Power Company, Zhejiang Provincial Electric Power Company shall purchase all the electricity produced and delivered to the grid by the Company with an installed capacity of 1,660MW (inclusive of 660MW of Taizhou power Plant Phase IV) for 20 years commencing from the effective date of the *Power Purchase Agreement.* A proposal concerning the electricity sale tariff for the Company will be submitted to the relevant pricing authority after negotiation between Zhejiang Provincial Electric Power Company and the Company in accordance with the Document Zhe Dian Qi [1996] 0282 of Zhejiang Provincial Electric Power Company and Zhe Jia Gong [1996] 88 of Zhejiang Provincial Pricing Bureau and will be jointly followed upon approval. As confirmed in the Document Zhe Jia Gong [1997] 180 and the correspondence reply dated February 18th, 2000, the electricity price exclusive of tax within 5,500 generating hours in 1999 was implemented as follows: RMB 0.37 yuan per kWh for Units 1 to 7 of Taizhou Power Plant; RMB 0.415 yuan per kWh for Unit 8 of Taizhou Power Plant; RMB 0.32 yuan per kWh for Units 1 and 2 of Xiaoshan Power Plant. As confirmed in the Document Zhe Jia Gong [1999] 429 of Zhejiang Provincial Pricing Bureau, the electricity price beyond 5,500 generating hours in 1999 was implemented as follows: RMB 0.190 yuan per kWh for Units 1 to 8 of Taizhou Power Plant; RMB 0.187 yuan per kWh for Units 1 and 2 of Xiaoshan Power Plant. As approved and confirmed in the Document Zhe Jia Gong [1999] 67 of Zhejiang Provincial Pricing Bureau, the electricity prices implemented by the Company Last year were RMB 0.37 yuan per kWh for Units 1 to 7 of Taizhou Power Plant ; RMB 0.415 yuan per kWh for Unit 8 of Taizhou Power Plant; RMB 0.32 yuan per kWh for Units 1 and 2 of Xiaoshan Power Plant.

Financial Statement 1

(audited by the domestic accounting firm)

Notes to Financial Statements (continued)

(d) Balance of Receivables and Payables of Related Parties

Item and name of enterprise	Balance at year end		Percentage of total receivables (payables)(%)	
	Current year	Previous year	Current year	Previous year
Account receivable				
Zhejiang Provincial Electric Power Company	70,332,163.08	151,538,375.43	100	100
Account payable				
Zhejiang Provincial Electric Power Fuel Company	27,592,617.92	22,448,948.05		98.06
Other receivables				
Zhejiang Provincial Electric Power Company	35,414,394.32	9,640,207.26	31.60	21.61
Preparation office of Zhejiang Changxing Power Generating Company Limited	36,721,826.16	13,370,500.00	32.77	29.97
Other payables				
Zhejiang Provincial Electric Power Development Company	90,000.00	14,890,458.54	0.15	13.01
Long-term liabilities due within one year				
Zhejiang Provincial Electric Power Company		47,554,116.62		16.93
Zhejiang Provincial Electric Power Development Company	91,660,000.00	46,958,549.81	24.37	16.72
Long-term payables				
Zhejiang Provincial Electric Power Development Company	366,640,000.00	549,966,764.91	100	100

Financial Statement 1
(audited by the domestic accounting firm)
Notes to Financial Statements (continued)

c. Other Related Matters

(a) Pursuant to the *Agreement on Lease of Separated* Asset signed between the Company, Zhejiang Provincial Electric Power Company and Zhejiang Provincial Electric Power Development Company on 22nd March 1999, the Company shall lease the non-operating asset of Taizhou Power Plant separated at the time of the Company restructuring. Consequently, the company shall pay for the relevant asset leasing cost. The Company has paid RMB 1,791,808.00 yuan for the asset leasing in the current year. The former *Comprehensive Service Agreement* signed between the Company and Taizhou Power Plant Industrial Company shall be no longer applicable and thus no relevant service charge shall be paid this year. Last year, RMB 2,755,754.52 yuan was paid for this service charge.

(b) The Company signed a *Liabilities Contract* with two creditors, namely, Zhejiang Provincial Electric Power Company and Zhejiang Provincial Electric Power Development Company in 1997, whereby the Company borrowed a loan for construction of the Phase IV Project (Units 7 and 8) for 10 years. It is specified in the Contract that the Company shall repay the principal and interest in installments to the above two companies after completion of the trial production of the new generating units. In order to facilitate the final accounts settlement upon completion of the entire Phase IV project and ascertain the actual amount of capital investment, the Company and two creditors decided to amend some terms and conditions of *Liabilities Contract*, taking into consideration the requirements of Document Zhe Sheng Jue Tou [1998] 29 *Decision on audit of Final accounts Settlement on Completion of construction Project Phase IV of Zhejiang Taizhou Power Plant* of Zhejiang Provincial Auditing Bureau. Subsequently, they signed *Supplementary Agreement to Liabilities Contract* on 22nd March 1999. The debt amount determined after amendment is RMB 2,390,864,584.29 yuan as of 23rd June 1998 (the date of commercial operation of Unit 8). According to the actual investment of two creditors, the liabilities and liability ratio were decided as follows: RMB 1,793,939,269,57 yuan owing to Zhejiang Provincial Electric Power Company, accounting for 75.03%; RMB 596,925,314.72 yuan owing to Zhejiang Provincial Electric Power Development Company, accounting for 24.97%. After deducting RMB 40,005,152.92 yuan which has been paid back to Zhejiang Provincial Electric Power Company in 1998, the amount of long term liability was RMB 2,350,859,431.34 yuan by the end of 1998. Repayment and changes of the long-term liabilities in 1999 are listed as follows:

Financial Statement 1

(audited by the domestic accounting firm)

Notes to Financial Statements (continued)

Creditor / Item	ZPEPC (long-term payables)	ZPEPDC (long-term payables)	ECEPG Finance Co. (long-term payable)	Total
Total debt amount as of end of 1998	47,554,116.62	596,925,314.72	1,706,380,000	2,350, 859,431.34
Amount paid back in 1999	47,554,116.62	91,660,000.00	284,380,000.00	470,559,431.34
Transferred to long-term liabilities due within 1 year			284,400,000.00	376,060,000.00
Long-term liabilities by the end of 1999	0.00	366,640,000.00	1,137,600,000.00	1,504,240,000.00

(c) Remuneration to key management personnel of the Company:

There are 21 key management personnel in the Company in 1999. The total remuneration for them is about RMB565,100 yuan. Among them, 3 persons got an annual remuneration under RMB 50,000 yuan, 3 persons between RMB 50,000 yuan and RMB 60,000 yuan, 2 persons between RMB80,000 yuan and RMB 90,000 yuan , and 1 person between RMB90,000 yuan and RMB100,000 yuan. Meanwhile, 8 directors including Chairman and Vice Chairman, and 4 supervisors totaling 12 of them do not get remuneration from the company.

The average remuneration of key management personnel of the Company for the year 1999 was RMB 46,278.00 yuan.

(9) Contingent Events

The Company has not provided any credit guarantee to other organizations, and is not involved in any material litigation or arbitration. Nor is the Company subject to the threat of any major litigation or claim outstanding to the knowledge of the directors.

Financial Statement 1

(audited by the domestic accounting firm)

Notes to Financial Statements (continued)

(10) Committed Events

The Board of Directors of the Company previously voted by means of telecommunication to establish a joint venture with Zhejiang Provincial Electric Power Development Company, Longyuan Electric Power Group and Huzhou Electric Power Development Company to invest in the construction of two 300MW domestically made coal-fired generating units of Zhejiang Changxing Power Plant according to the approval Document Guo Jing Mao Gai [1998] 347 of State Economic and Trade Commission. The total investment of the project is RMB 3,220,000,000.00 yuan, and the registered capital is RMB 767,970,000.00 yuan. The Company will make a capital contribution of RMB 422,383,500.00 yuan, accounting for 55%. The investors signed *Shareholder's Agreement* for the establishment of Zhejiang Changxing Power Generating Company Limited on 24th December 1998. Because of corporate restructuring, the former prospective investors, Longyuan Electric Power Group and Huzhou Electric Power Development Company, withdrew their investment from the project. Thus the project investing parties were reduced from four to two, the Company and Zhejiang Provincial Electric Power Development Company. After mutual consultation, the Company and Zhejiang Provincial Electric Power Development Company re-signed *Shareholder's Agreement for the Establishment of Zhejiang Changxing Power Generating Company Limited to Invest in Construction of Two 300MW Coal-fired Generating Units* on 22nd November 1999. It is confirmed that the total investment of the project is RMB 2,592,610,000.00 yuan, and the registered capital RMB 648,152,500.00 yuan; and that Company will make a capital contribution of RMB 421,299,125.00 yuan, accounting for 65%. Up to 31st December 1999, the Company has cumulatively paid for the pre-construction cost of RMB 36,721,800 yuan. The Announcement of such alteration was made in *Shanghai Securities, Wen Hui Bao* (Hong Kong) and *South China Morning Post* (Hong Kong) on 29th January 2000.

(11) Events Subsequent to Balance Sheet Date Requiring No Account Adjustment

The Company is not subjected to any significant events subsequent to balance sheet date requiring no account adjustment.

(12) Liability Restructuring

The Company is not subjected to any events of liability restructuring.

Financial Statement 1

(audited by the domestic accounting firm)

Notes to Financial Statements (continued)

(13) Other Important Events

a. Units 7 and 8 of Phase IV project of Tai Zhou Power Plant previously under construction were put into commercial operation separately on August 1st, 1997 and December 23rd, 1998. The project has been fully completed and put into use. According to the Final Accounts Settlement Report of the project prepared in June 1999, the total investment of the project is RMB3,394,630,000 yuan, the fixed assets RMB3,327,606,707.40 yuan, the intangible assets RMB 44,446,268.89 yuan and other assets RMB 22,577,023.71 yuan. The results of the Final Accounts Settlement Report were confirmed by Zhejiang Provincial Planning & Economic Commission and Zhejiang Provincial Key Project Leadership Group on August 12th, 1999 via Document Zhe Zhong Jiang [1999]53. Based on the amount of transferred assets in the Final Accounts Settlement Report, the Company has made corresponding account adjustment.

b. According to the approval Document Zhe Jia Gong [2000]39 dated January 28th, 2000 of Zhejiang Provincial Commodity Pricing Bureau, the tariff of contractual electricity sale to the grid (exclusive of tax) for 2000 will be RMB 357.415 yuan/MWh for Units 1-8 of Tai Zhou Power Plant and RMB 320 yuan/MWh for Units 1-2 of Xiaoshan Power Plant. Pursuant to the relevant stipulations in Document Dian Li [2000]3 of State Economic & Trade Commission entitled *Announcement on Trial Operation of Power Plant/Grid Separation and Competitive Bidding for Power Sales to Grid in Pilot Provinces and Cities* dated 10th January 2000, Document Zhe Ji Jing Neng [2000]130 of Zhejiang Provincial Planning & Economic Commission and Zhejiang Provincial Electric Power Bureau dated 1st February 2000 and Document Zhe Dian Ban [2000]0156 of Zhejiang Provincial Electric Power Bureau dated 21st February 2000, both Taizhou Power Plant and Xiaoshan Power Plant under the Company shall participate in competitive bidding for power sales to grid in the power market commencing from zero o'clock on January 15th, 2000. The trial operation will be performed and bill settlement will be implemented in accordance with the relevant stipulations. After participating in the power market trial operation, the former *Power Purchase Agreement* signed between the Company and Zhejiang Provincial Electric Power Company shall be amended according to the relevant documents and regulations. The Company made announcement in this regard in *Shanghai Securities, Wen Hui Bao* (Hong Kong) *and South China Morning Post* (Hong Kong) separately on January 29th, 2000 and March 21st, 2000.

Financial Statement 2

(audited by the international accounting firm)

Auditor's Report

AUDITORS' REPORT TO THE SHAREHOLDERS OF

ZHEJIANG SOUTHEAST ELECTRIC POWER CO., LTD.

(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying balance sheet of Zhejiang Southeast Electric Power Co., Ltd. (the "Company") as of December 31, 1999 and the related income and cash flow statements for the year then ended. These financial statements set out on page 64 to 82 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position of the Company as of December 31, 1999 and of the results of its operations and its cash flows for the year then ended in accordance with International Accounting Standards.

PRICEWATERHOUSECOOPERS CHINA LIMITED

February 2, 2000

Financial Statement 2

(audited by the international accounting firm)

Statement of operations

Year Ended December 31,1999

	Note	Year ended december 31,1999 RMB'000	Year ended december 31,1999 RMB'000
Operating revenues		3,247,238	2,949,527
Operating costs and expenses:			
Fuel cost		1,172,648	1,108,193
Maintenance		92,514	89,475
Wages and other employee costs	3	263,861	123,629
Depreciation and amortization		482,887	383,303
Other		239,751	189,851
		2,251,661	1,894,451
Operating profit		995,577	1,055,076
Finance costs	4	70,187	53,086
Profit before taxation		925,390	1,001,990
Provision for taxation	5	161,864	155,819
Profit after taxation		763,526	846,171
Earnings per share	6	Rmb 0.38	Rmb 0.42

Financial Statement 2

(audited by the international accounting firm)

Balance Sheet

At December 31,1999

	Note	December 31, 1999 RMB'000	December 31, 1998 RMB'000
ASSETS			
Current assets:			
Cash and cash equivalents	9	2,678,584	2,246,838
Short-term Investments		29,743	-
Due from related parties	8	78,060	123,924
Other receivables		65,280	35,952
Prepayments		406	853
Inventories	11	88,111	88,577
Other		1,068	1,839
		2,941,252	2,497,983
Land use rights	12	234,094	238,611
Property, plant and equipment, net	13	4,421,415	4,823,214
Other long-term assets		5,494	5,494
Deferred assets		8,263	4,867
Total assets		7,610,518	7,570,169
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Current portion of long-term debt	15	376,060	280,893
Accounts payable and other payables	14	186,313	109,051
Taxes payable		161,203	161,167
Dividend payable		422,100	329,640
		1,145,676	880,751
Long-term debt	15	1,504,240	2,069,966
Other long-term liabilities		-	276
Total liabilities		2,649,916	2,950,993
Shareholders' equity			
Share capital	17	2,010,000	2,010,000
Reserves	18	2,950,602	2,609,176
Total shareholders' equity		4,960,602	4,619,176
Total liabilities and shareholders' equity		7,610,518	7,570,169

Financial Statement 2

(audited by the international accounting firm)

Statement of Changes in Shareholders' Equity

Year Ended December 31,1999

	Share capital Rmb'000	Paid-in capital Rmb'000	Capital accumulation fund Rmb'000	Statutory reserves Rmb'000	Retained earnings Rmb'000	Total Rmb'000
At December 1, 1998	2,010,000	–	1,863,272	57,172	172,201	4,102,645
Profit after taxation	–	–	–	–	846,171	846,171
Appropriation	–	–	–	164,690	(164,690)	–
Dividend	–	–	–	–	(329,640)	(329,640)
At December 31, 1998	2,010,000	–	1,863,272	221,862	524,042	4,619,176
Profit after taxation	–	–	–	–	763,526	763,526
Appropriation proposed	–	–	–	164,660	(164,660)	–
Dividend proposed	–	–	–	–	(422,100)	422,100
At December 31, 1999	2,010,000	–	1,863,272	386,522	700,808	4,960,602

Financial Statement 2

(audited by the international accounting firm)

Statement of Cash Flows

Year Ended December 31,1999

	Year ended December 31, 1999 RMB'000	Year ended December 31, 1998 RMB'000
Cash flows from operating activities:		
Profit before taxation	925,390	1,001,990
Adjustments for:		
Depreciation	474,255	376,291
Amortisation	7,578	6,640
Loss on disposal of property, plant and equipment	11,130	2,221
Net interest expense	70,311	53,098
Investment income	183	(374)
Operating profit before working capital changes	1,488,847	1,439,866
Decrease in restricted cash	–	2,718
Decrease in amount due from related parties	45,864	75,715
(Increase) in other receivables	(31,904)	(148,164)
Decrease (increase) in prepayments	447	(411)
Decrease (increase) in inventories	13,091	(19,317)
Increase (decrease) in accounts payable and other payables	70,529	(34,504)
(Decrease) increase in taxes payable	(25,192)	31,541
Cash generated from operations	1,561,682	1,347,444
Interest received	85,792	94,571
Interest paid	(152,681)	(128,433)
Income taxes paid	(136,637)	(148,975)
Net cash generated from operating activities	1,358,156	1,164,607
Cash flows from investing activities:		
Additions to property, plant and equipment	(100,102)	(220,318)
Acquisition of business	–	(689,643)
Proceeds from sale of property, plant and equipment	3,891	167
Receipts of other long-term assets	–	440
Purchase of short-term investments	(30,000)	–
Investment income	–	190
Net cash used in investing activities	(126,211)	(909,164)
Cash flows from financing activities:		
Proceeds from long-term debt	–	2,711
Payment of long-term debt	(189,666)	(143,062)
Payment of current portion of long-term debt	(280,893)	(90,199)
Payment of dividend	(329,640)	(87,527)
Net cash used in financing activities	(800,199)	(318,077)
Net increase (decrease) in cash and cash equivalents	431,746	(62,634)
Cash and cash equivalents:		
Beginning of year	2,246,838	2,309,472
End of year	2,678,584	2,246,838

Financial Statement 2

(audited by the international accounting firm)

Notes to Financial Statements

1 BUSINESS AND ORGANIZATION

Zhejiang Southeast Electric Power Co., Ltd. (the "Company") is a joint stock limited company incorporated in the People's Republic of China (the "PRC") on May 15, 1997 to operate, develop and invest in power plants in Zhejiang province. The Company took over, as from the date of incorporation, the business undertakings and related assets and liabilities of Taizhou Power Plant. Effective January 1, 1998, the Company acquired the total assets less current liabilities of the Xiaoshan Power Plant.

The Company issued 1,320,000,000 domestic shares of Rmb1.00 each to the promoters of the Company, Zhejiang Provincial Power Company ("Zhejiang Power"), Zhejiang Provincial Power Development Company ("Zhejiang Development'), Zhejiang Bada Company Limited, Zhejiang Provincial Power Materials Supply Company and Zhejiang Power Property Development Company Limited (the latter three are referred to as "Minority Promoters").

Electricity generated by the Company and supplied to the transmission facilities is sold to Zhejiang Power.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES

(a) Basis of preparation

Tariff rates

Tariff rates for electricity generated by the Company and delivered to the grid are determined based on the power purchase agreement entered into between the Company and Zhejiang Power. Based on the power purchase agreement, the tariff rates are determined annually. In addition, the rates are to be approved by Zhejiang Price Bureau or other relevant agencies, including the State Planning Commission.

Approval has been obtained from Zhejiang Price Bureau for the tariff rates for the year ended December 31, 1999. The settlement for electricity sold by the Company to Zhejiang Power for the year ended December 31, 1999 was based on the rates set in the approval and reflected in the statement of operations accordingly. These tariff rates are as follows:

Financial Statement 2
(audited by the international accounting firm)
Notes to Financial Statements (continued)

	Electricity generated within 5,500 utilisation hours Rmb	Electricity generated beyond 5,500 utilisation hours Rmb
Units 1 through 7 of Taizhou Power Plant (composite rate)	0.37	0.19
Unit 8 of Taizhou Power Plant	0.415	0.19
Units 1 and 2 of Xiaoshan Power Plant	0.32	0.187

(b) Operating revenues

Operating revenues represent revenues for electricity delivered to Zhejiang Power's grid.

(c) Fuel costs

The costs of fossil fuel are charged to operating costs and expenses based on actual inventory usage.

(d) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. The cost of additions to, and replacements or improvements of, property, plant and equipment, is capitalized. The cost of routine maintenance, repairs and replacements of minor items of property, plant and equipment is charged to repair and maintenance expense. Depreciation is provided to write off the cost of property, plant and equipment, after taking into account their estimated residual values, over their estimated useful lives on a straight-line basis.

The estimated useful lives of property, plant and equipment are as follows:

	Years
Buildings	8-45
Electricity generating facilities	4-18
Motor vehicles	5
Furniture, fixtures, and other equipment	10

Financial Statement 2

(audited by the international accounting firm)

Notes to Financial Statements (continued)

(e) Construction-in-progress

All direct and indirect costs relating to the acquisition or construction of property, plant and equipment, including interest costs on related borrowings during the periods of construction, installation and testing, are capitalized as costs of construction-in-progress.

No provision for depreciation is made on construction-in-progress until the relevant assets are completed and put into use.

(f) Land use rights

Land use rights are stated at cost less accumulated amortization. Amortization is provided to write off the cost of land use rights over the term of the land use rights on a straight-line basis.

(g) Foreign currencies

Except as described below for share capital, transactions in foreign currencies are translated into Renminbi at the exchange rates prevailing on the first day of the month in which the transactions took place. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated into Renminbi at the exchange rates at the balance sheet date. Exchange differences arising in these cases are dealt with in the statement of operations.

Contributions to share capital made in foreign currencies are credited to share capital at the exchange rates prevailing at the contribution dates. Exchange differences arising from the adoption of different rates in the corresponding asset accounts and the share capital account are dealt with in the capital surplus account.

(h) Inventories

Inventories comprise principally coal and oil used in electricity generation and consumables used for repair and maintenance. Inventories are stated at weighted average costs.

(i) Related parties

Related parties are the holding entities and subsidiaries and associated companies of the holding entities.

Financial Statement 2

(audited by the international accounting firm)

Notes to Financial Statements (continued)

3 WAGES AND OTHER EMPLOYEE COSTS

	Year ended December 31, 1999 RMB'000	Year ended December 31, 1998 RMB'000
Wages and salaries	246,225	107,980
Other employee costs (Note 16)	17,636	15,649
	263,861	123,629
Average monthly number of persons employed by the Company during the year:		
Full time	3,613	3,597
Part time	21	20
	3,634	3,617

4 FINANCE COSTS

	Year ended December 31, 1999 RMB'000	Year ended December 31, 1998 RMB'000
Interest income	(84,531)	(85,726)
Interest on borrowings	154,842	138,825
Other	(124)	(13)
	70,187	53,086

5 TAXATION

In accordance with an approval document issued by the Zhejiang Provincial Government (Zhe Zheng Fa [1997] No.102) on May 21, 1997, with effect from the listing of the B Shares of the Company on the Shanghai Stock Exchange and the Global Depository Receipts (the "GDRs") of the Company on the London Stock Exchange, the income tax rate applicable to the Company is 33%. The approval document also provides for the Company to apply for a tax refund at a rate of 18% of the taxable profit of the Company after the listing of the B Shares of the Company on the Shanghai Stock Exchange and the GDRs of the Company on the London Stock Exchange. The effective income tax rate for the Company is at 15%.

Financial Statement 2
(audited by the international accounting firm)

Notes to Financial Statements (continued)

No deferred taxation has been accounted for during the periods as there was no material temporary difference.

6 EARNINGS PER SHARE

The calculation of earnings per share for the year ended December 31, 1999 and 1998 is based on the profit after taxation but before appropriation and on the number of 2,010,000,000 shares issued and outstanding during 1999 and 1998.

7 DIVIDEND PER SHARE

The Board of Directors of the Company proposed on April 7, 2000 dividend of Rmb 0.21 (1998: Rmb0.164) per share amounting to a total of Rmb422,100,000 (1998: Rmb329,640,000) to holders of the Company's A shares, B shares and GDRs.

8 RELATED PARTY TRANSACTIONS

Zhejiang Power, together with Zhejiang Development, exercised direct supervision and control of the operations of the Company. Significant transactions with Zhejiang Power, Zhejiang Development and other related parties for the periods indicated below were as follows:

i) Sales revenues for electricity sold to Zhejiang Power amounted to Rmb3,247,237,665 for the year end December 31, 1999 (1998: Rmb2,949,527,000).

ii) Purchase of coal

Coal supply for the Company was solely sourced from Zhejiang Provincial Power Fuel General Corporation ("ZPFGC"). Coal purchase from ZPFGC for the year ended December 31, 1999 amounted to Rmb1,147,896,651 (1998: Rmb1,183,864,000).

iii) Payments to Taizhou Power Generating Industrial Company

Support, ash disposal and other operating services for the Company were performed by an affiliate, Taizhou Power Generating Industrial Company. Payments for the year ended December 31, 1999 amounted to Rmb2,200,000 (1998: Rmb4,078,327).

Financial Statement 2

(audited by the international accounting firm)

Notes to Financial Statements (continued)

iv) Lease payments to Zhejiang Power and Zhejiang Development Certain non-operating assets were leased from Zhejiang Power and Zhejiang Development. Payments for the year ended December 31, 1999 amounted to Rmb700,955 and Rmb1,090,853, respectively (1998: nil)

v) Certain long-term debts as described in Note 15 were borrowed from Zhejiang Development and Zhejiang Power.

vi) Balances with related parties at December 31, 1999 and 1998 were as follows:

	December 31, 1999	December 31, 1998
	RMB'000	RMB'000
Amount due from (due to) :		
Zhejiang Development	(90)	(15,856)
Zhejiang Power	105,747	162,234
ZPFGC	(27,593)	(22,449)
Other	(4)	(5)
	78,060	123,924

9 CASH AND CASH EQUIVALENTS

Cash and cash equivalents at December 31, 1999 and 1998 consisted of the following:

	December 31, 1999	December 31, 1998
	RMB'000	RMB'000
Cash and demand deposits	669,078	717,016
Short term bank deposits	2,009,506	1,529,822
	2,678,584	2,246,838

10 FINANCIAL INSTRUMENTS

The Company does not use derivative financial instruments for hedging or speculative purposes.

At December 31, 1999 and 1998, carrying amounts of current assets and current liabilities approximated their fair values due to the short term maturities of these assets and liabilities.

Financial Statement 2

(audited by the international accounting firm)

Notes to Financial Statements (continued)

The fair values of long term loans are calculated in Note 15.

11 INVENTORIES

Inventories at December 31, 1999 and 1998 comprised the following:

	December 31, 1999	December 31, 1998
	RMB'000	RMB'000
Coal	35,355	49,574
Oil	2,904	2,875
Consumables	49,852	36,128
	88,111	88,577

12 LAND USE RIGHTS

Land use rights at December 31, 1999 and 1998 were as follows:

	December 31, 1999	December 31, 1998
	RMB'000	RMB'000
Cost	246,969	246,969
Accumulated amortisation	(12,875)	(8,358)
	234,094	238,611

Amortization of land use rights for the year ended December 31, 1999 amounted to Rmb 4,517,000 (1998: Rmb4,923,000).

Financial Statement 2
(audited by the international accounting firm)
Notes to Financial Statements (continued)

13 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31, 1999 and 1998 were as follows:

	Buildings RMB'000	Electricity generating facilities RMB'000	Motor vehicles RMB'000	Furniture, fixtures and other equipment RMB'000	Total RMB'000
Net book value at January 1, 1999	1,754,705	2,875,610	74,442	10,443	4,715,200
Additions	31,251	133,362	5,454	11,560	181,627
Disposals	(6,774)	(10,859)	(95)	(924)	(18,652)
Reclassification	(280,368)	310,833	(60,417)	29,952	-
Depreciation charge	(92,844)	(375,156)	(4,101)	(2,154)	(474,255)
Net book value at December 31, 1999	1,405,970	2,933,790	15,283	48,877	4,403,920
Construction-in-progress					17,495
					4,421,415
As at December 31, 1999					
Cost	1,800,408	4,625,424	29,716	70,172	6,525,720
Accumulated Depreciation	(394,438)	(1,691,634)	(14,433)	(21,295)	(2,121,800)
Net book value	1,405,970	2,933,790	15,283	48,877	4,403,920
Construction-in-progress					17,495
					4,421,415
Net book value at January 1, 1998	1,136,220	1,888,066	35,857	8,853	3,068,996
Additions	706,613	1,268,483	49,724	2,769	2,027,589
Disposal	-	(4,917)	(173)	(4)	(5,094)
Depreciation charge	(88,128)	(276,022)	(10,966)	(1,175)	(376,291)
Net book value at December 31, 1999	1,754,705	2,875,610	74,442	10,443	4,715,200
Construction-in-progress					108,014
					4,823,214
As at December 31, 1998					
Cost	2,114,414	4,192,235	94,753	14,416	6,415,818
Accumulated Depreciation	(359,709)	(1,316,625)	(20,311)	(3,973)	(1,700,618)
Net book value	1,754,705	2,875,610	74,442	10,443	4,715,200
Construction-in-progress					108,014
					4,823,214

Financial Statement 2

(audited by the international accounting firm)

Notes to Financial Statements (continued)

Effective January 1, 1999, the Company adopted the accounting policies stated in the Fixed Assets Index of East China Electricity Power Industry issued by East China Power Group Company. Accordingly, some property, plant and equipment were reclassified and the residual values of some assets were reestimsted. This increased the depreciation charge amounting to Rmb20,991,326 for the year ended December 31, 1999 and the amount has been accounted for in the profit and loss account.

14 ACCOUNTS PAYABLE AND OTHER PAYABLES

	December 31, 1999	December 31, 1998
	RMB'000	RMB'000
Accounts payable	18,044	445
Sundry creditors	62,469	102,390
Staff welfare payable and accrued payroll	105,800	6,216
	186,313	109,051

15 LONG-TERM DEBT

	December 31, 1999	December 31, 1998
	RMB'000	RMB'000
Long-term loans relating to construction of generating units 7 and 8	1,880,300	2,350,859
Less: Amount due within one year	(376,060)	(280,893)
	1,504,240	2,069,966

The loans are denominated in Renminbi and are unsecured. The loans have been incurred for the construction of generating units 7 and 8 at the Taizhou Plant.

At December 31, 1999 and 1998, amounts due to respective long-term loan creditors were as follows:

	December 31, 1999	December 31, 1998
	RMB'000	RMB'000
Zhejiang Power	-	47,554
Zhejiang Development	458,300	596,925
Southeast Power Group Finance Co., Ltd.	1,422,000	1,706,380
	1,880,300	2,350,859

Financial Statement 2

(audited by the international accounting firm)

Notes to Financial Statements (continued)

Of the Rmb458,300,000 borrowed from Zhejiang Development, Rmb91,660,000 are due in 2000 and the remaining balance is payable in seven equal annual instalments commencing January 1, 2001.

For the Rmb1,422,000,000 due to Southeast Power Group Finance Co., Ltd., Rmb284,400,000 are due in 2000 and the remaining balance is payable in seven equal annual instalments commencing January 1, 2001.

Principal payments of long-term loans due in each of the next five years from December 31, 1999 and December 31, 1998 were as follows:

	December 31, 1999 RMB'000	**December 31, 1998 RMB'000**
First year	376,060	280,893
Second year	214,891	251,107
Third year	214,891	251,107
Fourth year	214,891	251,107
Fifth year	214,891	251,107
After five years	664,676	1,065,538
	1,880,300	2,350,859

Based on related borrowing agreements, principal subject to interest during 1999 amounted to Rmb 2,256,346,765 (1998: Rmb 2,390,864,584). The amount was subject to interest at annual rate of 7.2% (1998: Rmb2,190,864,584 were subject to interest at annual rate of 7.2% and the remaining Rmb200,000,000 were subject to rate of 8.01%).

The carrying amounts and fair values of the long-term loans at December 31, 1999 and 1998 were as follows:

	Carrying amounts		Fair values	
	December 31, 1999 Rmb'000	December 31, 1998 Rmb'000	December 31, 1999 Rmb'000	December 31, 1998 Rmb'000
Long-term loans	1,504,240	2,069,966	1,519,143	1,992,185

The fair values were based on discounted cash flows using a discount rate based upon the borrowing rate which directors believe to approximate market rates at the balance sheet dates.

Financial Statement 2
(audited by the international accounting firm)
Notes to Financial Statements (continued)

16 EMPLOYEE BENEFIT OBLIGATION

Under PRC government regulations, the Company is required to participate in the National Unified Retirement Fund by contributing a percentage of the annual wages paid to employees. Retirement benefits are paid by the National Unified Retirement Fund and the Company has no further obligations beyond the annual contributions. The Company's contributions for the year ended December 31, 1999 amounted to Rmb17,636,000 (1998: Rmb15,649,000).

The Company is also required to accrue 14% of the wages paid as employee welfare fund. Union funds accrued by the Company are set at 2% of the wages for applicable employees.

17 SHARE CAPITAL

	Number of shares	December 31, 1999 RMB'000	December 31, 1998 RMB'000
A shares of Rmb1.00 per share			
Zhejiang Development	799,963,000	799,963	799,663
Zhejiang Power	514,037,000	514,037	514,037
Minority Promoters	6,000,000	6,000	6,000
B shares of Rmb1.00 per share	690,000,000	690,000	690,000
	2,010,000,000	2,010,000	2,010,000

On May 15, 1997, 1,320,000,000 A shares were issued to Zhejiang Development, Zhejiang Power and the Minority Promoters in consideration for the assets and liabilities contributed to the Company.

On July 18, 1997, the Company obtained the approval of the State Council Securities Regulatory Commission of the PRC to issue 690,000,000 B shares.

On September 23, 1997, the B shares were listed on the Shanghai Stock Exchange and the GDRs were listed on the London Stock Exchange.

The A shares and B shares rank para passu in all respects.

Financial Statement 2

(audited by the international accounting firm)

Notes to Financial Statements (continued)

18 RESERVES

	Capital accumulation fund Rmb'000	Statutory accumulation fund Rmb'000	Public welfare fund Rmb'000	Discretionary accumulation fund Rmb'000	Retained earnings Rmb'000	Total Rmb'000
At January 1, 1998	1,863,272	28,586	28,586	–	172,201	2,092,645
Profit after taxation	–	–	–	–	846,171	846,171
Appropriation	–	82,345	82,345	–	(164,690)	–
Dividend	–	–	–	–	(329,640)	(329,640)
At December 31, 1998	1,863,272	110,931	110,931	–	524,042	2,609,176
Profit after taxation	–	–	–	–	763,526	763,526
Proposed appropriation	–	82,330	82,330	–	(164,660)	-
proposed dividend	–	–	–	–	(422,100)	(422,100)
At December 31,1999	1,863,272	193,261	193,261	–	700,808	2,950,602

(a) According to PRC Company Law, the Company is required to transfer 10 percent of its profit after taxation computed in accordance with the PRC accounting regulations (after offsetting prior years' losses) to its statutory accumulation fund until the reserve reaches 50 percent of its registered share capital.

The statutory accumulation fund can be utilized to offset prior years' losses or for issue of bonus share; however, the fund shall be maintained at a minimum of 25% of the registered share capital after any such issue.

(b) According to PRC Company Law, the Company is required to transfer 5 to 10 percent of its profit after taxation computed in accordance with the PRC accounting regulations (after offsetting prior years' losses) to its public welfare fund.

The Company's public welfare fund can only be used for the collective benefits and facilities of the

Company's employees. Employees are only entitled to use these facilities. The title and ownership of the facilities will remain with the Company. The fund forms part of the shareholders' equity and is not distributable other than on liquidation. The transfer to this fund must be made before the distribution of dividend to shareholders.

(c) The amounts transferred to statutory accumulation fund and public welfare fund are based on the profit after taxation for the period of the Company computed in accordance with the PRC accounting rules and regulations.

(d) The proposed transfer to the discretionary accumulation fund is subject to approval by the shareholders at general meetings. Its usage is similar to that of statutory accumulation fund. No transfer to the discretionary accumulation fund is proposed by the Board of Directors.

19 CAPITAL COMMITMENTS

	December 31, 1999	**December 31, 1998**
	RMB'000	**RMB'000**
Property, plant and equipment:		
Authorized and contracted for	46,036	33,208
Authorized and uncontracted for	29,207	16,356
	75,243	49,564

20 LEASE COMMITMENTS

Future minimum lease payments under non-cancellable operating leases at December 31, 1999 and December 31, 1998 were as follows:

	December 31, 1999	December 31, 1998
	RMB'000	RMB'000
Within one year	2,612	2,612
Between:		
One and two years	1,792	2,612
Two and five years	3,584	5,375
	7,988	10,599

Financial Statement 2

(audited by the international accounting firm)

Notes to Financial Statements (continued)

21 SUBSEQUENT EVENTS

According to an approval issued by Zhejiang Price Bureau on January 28, 2000, the tariff rates of the Company for the year ended December 31, 2000 are as follows:

	RMB
Units 1 through 8 of Taizhou Power Plant	0.357415
Units 1 and 2 of Xiaoshan Power Plant	0.32

In addition, according to the Notice on Trial Operation of Power Generation Market for the Zhejiang Power Grid issued by Zhejiang Provincial Electric Power Bureau on February 21, 2000, the Company shall, commencing January 15, 2000, take 85% of its forecasted volume of power to be generated per annum as the contractual quantity, to which the tariff approved by the Zhejiang Price Bureau will apply. The remaining volume of power to be generated will apply to market settlement prices.

22 COMPARATIVE FIGURES

Certain comparative figures have been changed to conform with current year presentation.

Financial Statement 2

(audited by the international accounting firm)

Supplementary Information

Adjustments to profit after taxation (net income) and net assets to conform with International Accounting Standards ("IAS"):

(1) Profit after taxation

	December 31, 1999 RMB'000	**December 31, 1998 RMB'000**
Profit after taxation under PRC accounting standards	823,304	823,447
Adjustments to conform with IAS:		
(a) (Understatement) overstatement of employees' benefits	(53,769)	21,916
(b) Understatement of housing fund	(3,332)	–
(c) Understatement of provision for doubtful debts	(2,677)	–
(d) Reversal of amortization of pre-operating expenses	–	808
Profit after taxation in accordance with IAS	763,526	846,171

(2) Net assets

	December 31, 1999 RMB'000	December 31, 1998 RMB'000
Net assets under PRC accounting standards	5,386,034	4,565,407
Adjustments to conform with IAS:		
(a) Overstatement of employees' benefits	–	53,769
(b) Understatement of housing fund	(3,332)	–
Net assets in accordance with IAS	5,382,702	4,619,176

Other Related Information About the Company

1. Date of Registration of the Company: 15th May, 1997

2. Registration No. of the Company's Business License: 3300001001113

3. Taxation Code of the Company:

   Guo Sui Zhe Zi 330000520102266, 330000142943450
   Di Sui Zhe 330000520102266, 330000142943450

4. The custodian of the non-negotiable share certificates: Zhejiang Provincial Securities Registration Center

5. Address of Zhejiang Pan-China Certified Public Accountants:

   423 Tiyuchang Road
   Hangzhou, Zhejiang Province
   P.R. China

6. Address of PricewaterhouseCoopers China Limited:

   Rui'an Plaza
   333 Mid-Huaihai Road
   Shanghai, P.R. China

Documents Available for Inspection

1. Financial Statements affixed therewith the signatures and stamps of the Legal Representative, Chief Accountant and accounting managers;

2. Financial Statements affixed therewith the stamps of the accounting firms, the signatures and stamps of the certified public accountants;

3. Originals of all the documents and announcements published on the press designated by China Securities Regulatory Commission during the reporting period;

4. Annual Report published on London Stock Exchange

Zhejiang Southeast Electric Power Co., Ltd
11 Aril 2000

争创国家级一流企业的台州发电厂

Taizhou Power Plant Contending for the National First-class Enterprise





灯火璀璨的台州发电厂

The well-illuminated Taizhou Power Plant



华东网局级一流企业——萧山发电厂

The First–class Enterprise of East China Power Group Corp. –Xiaoshan Power Plant



台州发电厂锅炉岛

Boiler Island of Taizhou Power Plant



台州发电厂 8 号机组

Unit 8 of Taizhou Power Plant



台州发电厂7号机组集控室
Central Control Room of Unit 7, Taizhou Power Plant



萧山发电厂集控室
Central Control Room of X

台州发电厂厂区一瞥
A Glimpse of Taizhou Power Plant





n Power Plant



台州发电厂专用煤码头
Dedicated Coal Wharf for Taizhou Power Plant


长
治
久
安

萧山发电厂主变
Main Transformer of Xiaoshan Power Plant



汽轮机叶轮吊装
Lifting of Turbine Rotor


GEC ALSTHOM

台州发电厂 7 号机组大修
Overhaul of Unit 7, Taizhou Power plant



台州发电厂 220 千伏网架

220kv Transmission Line of Taizhou Power Plant



精心检修

Meticulous Inspection and Maintenance





公司领导和投资者洽谈
Leaders of the Company Meet and Discuss with Investors



公司管理层访问股东
Management Team of the Company Visit Shareholders


浙江东南发电股份有限公司第一届四次董事会

公司董事会

The Board of Directors of the Company


浙江东南发电股份有限公司第一届三次监事会

公司监事会

The Supervisory Committee of the Company



公司总部
Headquarters of the Company


祝贺浙江东南发电股份有限公司B股GDR成功发行

东电B股成功发行
The Successful Listing of Dongdian B share


上海证券交易所动态行情

公司领导参观上海证券交易所
Leaders of the Company Visit Shanghai Stock Exchange

浙江東南發電股份有限公司





一九九九年年報

重要提示：本公司董事會保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏，并對其內容的真實性、准確性和完整性負個別及連帶責任。

（本報告分別以中、英文兩種文字編制，在對兩種文本的理解上發生歧義時，以中文文本爲准。）



目　錄

公司簡介

浙江東南發電股份有限公司（以下簡稱“本公司”或“公司”）注册資本20.1億元人民幣，經營範圍爲電力投資、開發及經營。公司目前全資擁有燃煤發電的臺州發電廠和蕭山發電廠，總裝機容量1660兆瓦。

1、公司的法定中文名稱：浙江東南發電股份有限公司
公司法定英文名稱：ZHEJIANG SOUTHEAST ELECTRIC POWER CO., LTD
公司英文名稱縮寫：ZSEPC

2、公司法定代表人：陳積民

3、公司董事會秘書：戴建成
電話：86-571-7072867
傳真：86-571-7077321
電子信箱：djc@zsepc.com

4、公司注册及辦公地址：中國浙江省杭州市鳳起路451號
郵政編碼：310006
互聯網網址：http://www.zsepc.com/

5、公司信息披露報紙：上海證券報、香港南華早報、香港文匯報
登載年度報告互聯網網址：http://www.zsepc.com/
http://www.sse.com.cn/
公司年度報告備置地點：公司總部、上海證券交易所、倫敦證券交易所

6、B股股票上市地：上海證券交易所
B股股票簡稱：東電B股
B股股票代碼：900949
全球存托憑證（GDR）上市地：倫敦證券交易所
全球存托憑證（GDR）交易代碼：0949QLT

會計數據和業務數據摘要

1、本年度會計數據摘要

單位: 人民幣千元

(1) 經中國會計師審計數據

利潤總額	985,168
净利潤	823,304
扣除非經常性損益后的净利潤	826,180
主營業務利潤	1,228,197
其他業務利潤	1,327
營業利潤	991,053
投資收益	74
營業外收支净額	−5,959
經營活動産生的現金流量净額	1,512,303
現金及現金等價物净增加額	431,746

注: 本年度非經常性損益爲處理固定資産净損失 2,876 千元。

(2) 經國際會計師審計數據

經營收入	3,247,238
經營利潤	995,577
税后利潤	763,526

(3) 净利潤差异説明

按中國會計准則計算的净利潤		823,304
根據國際會計准則的調整:	計提的員工工資	(53,769)
	計提的住房周轉金	(3,332)
	計提的壞帳准備	(2,677)
	衝回開辦費的攤銷	−
按國際會計准則計算的净利潤		763,526

會計數據和業務數據摘要（續）

2、前三年主要會計數據和財務指標

（1）根據中國會計師審計報告之數據　　　　單位：人民幣元

	1999年	1998年		1997年	
		調整前	調整后	調整前	調整后
主營業務收入	3,247,237,664.70	2,949,526,933.00	2,949,526,933.00	1,670,778,987.51	1,670,778,987.51
净利潤	823,304,326.67	823,447,592.92	842,197,471.71	368,398,931.18	346,971,896.32
總資産	7,638,205,620.01	7,607,423,653.59	7,604,746,497.52	7,154,299,974.27	7,132,872,939.41
股東權益	4,963,935,038.25	4,565,407,867.65	4,562,730,711.58	4,071,600,274.73	4,050,173,239.87
每股收益（攤薄）	0.41	0.41	0.42	0.18	0.17
每股收益（加權）	0.41	0.41	0.42	0.24	0.22
扣除非經常性損益后的每股收益	0.41	0.41	0.42	0.18	0.17
每股净資産	2.47	2.27	2.27	2.03	2.02
調整后的每股净資産	2.47	2.27	2.27	2.03	2.02
每股經營活動産生的現金流量净額	0.75	0.68	0.68	–	–
净資産收益率（%）	16.59	18.04	18.46	9.05	8.57

（2）根據國際會計師審計報告之數據　　　　（單位：人民幣千元）

	1999年	1998年	1997年
經營收入	3,247,238	2,949,527	1,731,745
稅后利潤	763,526	846,171	458,982
總資産	7,610,518	7,570,169	7,114,576
股東權益	4,960,602	4,619,176	4,102,645
每股收益（元／股）	0.38	0.42	0.23
每股净資産（元／股）	2.47	2.3	2.04
净資産收益率(%)	15.39	18.32	11.19

注：財務指標計算方法：

每股收益（攤薄）＝净利潤／年度末普通股股份總數

每股净資産＝年度末股東權益／年度末普通股股份總數

净資産收益率＝净利潤／年度末股東權益 × 100%

調整后的每股净資産＝（年度末股東權益－三年以上的應收款項净額－待攤費用－待處理（流動、固定）資産净損失－開辦費－長期待攤費用－住房周轉金負數余額）／年度末普通股股份總數

每股經營活動産生的現金流量净額＝經營活動産生的現金流量净額／年度末普通股股份總數

會計數據和業務數據摘要（續）

3、本年度股東權益變動情況

單位:人民幣元

項目	股本	資本公積	盈余公積	法定公益金	未分配利潤	合計
期初數	2,010,000,000	1,863,272,079.51	223,457,529.52	111,728,764.76	466,001,102.55	4,562,730,711.58
本期增加	0	0	164,660,865.34	82,330,432.67	236,543,461.33	401,204,326.67
本期減少	0	0	–	–	–	–
期末數	2,010,000,000,	1,863,272,079.51	388,118,394.86	194,059,197.43	702,544,563.88	4,963,935,038.25

變動原因:

(1) 盈余公積增加系按本年度實現净利潤提取10%法定公積金和10%公益金

(2) 法定公益金增加系按本年度實現净利潤提取10%法定公益金

(3) 未分配利潤增加系本年度净利潤提取法定公積金、法定公益金并分配股利后轉入

股本變動及股東情況

(一) 股本變動情況

1、股份情況表

單位：股

	期初數	期末數
一、未上市流通股份		
1、發起人股份	1,320,000,000	1,320,000,000
其中：		
國家持有股份	1,315,000,000	1,315,000,000
境內法人持有股份	5,000,000	5,000,000
境外法人持有股份		
其他		
2、募集法人股份		
3、內部職工股		
4、優先股或其他		
其中：轉配股		
未上市流通股份合計	1,320,000,000	1,320,000,000
二、已流通股份		
1、境內上市的人民幣普通股	690,000,000	690,000,000
2、境內上市的外資股		
3、境外上市的外資股		
4、其他		
已流通股份合計	690,000,000	690,000,000
三、股份總數	2,010,000,000	2,010,000,000

2、股票發行與上市情況

(1) 本公司于1997年9月，發行B股及全球存托憑證69,000萬股，發行價0.346美元／股。于1997年9月23日分別在上海證券交易所和倫敦證券交易所上市交易。

(2) 本報告期內公司股本未發生變化。

(3) 本公司沒有發行內部職工股。

股本變動及股東情況（續）

（二）股東情況介紹

1、報告期末股東總數

截至本報告期末，本公司股東人數爲 7298 户，其中發起人股東 5 户，其余爲 B 股股東。

2、前十名股東持股情況

股東名稱	持股數(股)	持股比例
浙江省電力開發公司	799,963,200	39.80%
浙江省電力公司	514,036,800	25.57%
CBNY/BMO INVESTORS GLOBAL FUND	20,720,000	1.03%
TOYO SECURITIES ASIA LTD A/C CLIENT	17,290,300	0.86%
BANK OF NY S/A ZHEJIANG SOUTHEAST ELE—GDR	15,037,500	0.75%
SCBHK A/C BROWN BROTHERS HARRIMAN & CO SUB A/C THE GREATER CHINA FUND INC	13,000,000	0.65%
CBNY/BMO INVESTORS PACIFIC INTERNATIONAL FUND	10,185,000	0.51%
展佳國際發展有限公司	10,000,000	0.50%
NAITO SECURITIES CO. , LTD.	9,970,000	0.50%
SCBHK A/C ROBERT FLEMING & CO., LTD LUXEMBOURG S/A FLEMING FLAGSHIP FUND	8,724,928	0.43%

注：BANK OF NY 爲本公司全球存托憑證之存托人。

3、持股 10% 以上股東情況

名稱	經營範圍	股份變動情況	質押凍結情況
浙江省電力開發公司	電力開發	無變化	無
浙江省電力公司	電力生產供應	無變化	無

注：浙江省電力公司與浙江省電力開發公司具有同一法定代表人和其他共同的關鍵管理人員。

4、本報告期內，公司控股股東未發生變化。

股東大會簡介

本公司于1999年5月7日召開1998年度股東大會，經大會審議表決，形成如下決議:

1. 通過本公司1998年度董事會報告。

2. 通過本公司1998年度監事會報告。

3. 通過本公司1998年年度報告。

4. 通過本公司1998年度財務決算報告。

5. 通過本公司1998年度利潤分配方案。

6. 通過本公司1999年度財務預算方案。

7. 通過續聘浙江天健會計事務所、普華永道中國有限公司議案。

董事會報告

(一)、公司經營狀況

1、電力生產情況

本公司爲一家發電公司，經營所獲收入來源于電力的對外銷售。1999年，公司完成發電量99.56億千瓦時，上網電量91.44億千瓦時。與去年同期相比，增加發電量12.10億千瓦時，增加上網電量11.34億千瓦時，增幅分別爲13.83%和14.15%。1999年公司平均發電利用小時爲5997小時，較1998年增加383小時。

本報告期具體發電完成情況:

	發電量 **(萬千瓦時)**	**上網電量** **(萬千瓦時)**
臺州發電廠1-6號機組(6 × 125MW)	431417	393005
臺州發電廠7號機組(330MW)	221847	204139
臺州發電廠8號機組(330MW)	179764	167372
蕭山發電廠(2 × 125MW)	162614	149908
總計	995642	914424

2、完成收入及利潤情況

經國內會計師事務所審計，1999年公司實現主營業務收入32.47億元，净利潤8.23億元，由于電價調整，因此與1998年相比，主營業務收入增長2.97億元，净利潤基本持平。

3、加强成本管理和控制

1999年，公司通過進一步加强對兩家電廠的成本考核，使得公司的各項經濟技術指標有了不同程度的提高。330MW機組供電標准煤耗爲334.96克／千瓦時，比98年降低5.13克／千瓦時，125MW機組供電標准煤耗爲367.23克／千瓦時，比98年降低2.67克／千瓦時。實際單位供電成本爲220.89元／千千瓦時，比98年下降6.33元／千千瓦時。

(二)、公司財務狀況

(單位：萬元)

項目	**1999年實際數**	**去年同期數**	**增減(+、-)**
總資産	763,820.56	760,474.65	0.44%
長期負債	150,090.80	207024.26	-27.50%
股東權益	496,393.50	456,273.07	8.79%
主營業務利潤	122,819.66	113,063.06	8.63%
净利潤	82,330.43	84,219.75	-2.24%

董事會報告（續）

增減變動的主要原因:

(1) 長期負債減少主要是本年歸還到期長期債務本金，同時將2000年應付本金轉入“一年內到期的長期負債”。

(2) 股東權益增加主要爲本年度實現净利潤增加。

(3) 净利潤減少主要是因爲壞帳准備計提範圍變更，追溯調整增加98年净利潤。

(三)、投資項目情況

公司以控股股東身份參與投資的長興電廠四期工程各項籌備工作取得新的進展，因龍源電力集團公司和湖州市電力開發公司退出投資，公司出資比例由55%上升到65%，浙江省電力開發公司出資比例由20%上升到35%。99年12月23日，該項目可研報告已經國家電力公司國電計[1999]743號文轉報國家經貿委。

(四)、公司經營環境面臨新的變化

浙江省物價局于2000年1月27日下發了“關于浙江東南發電股份有限公司所屬發電廠2000年上網電價的批復”，該批復對本公司臺州發電廠上網電價作出調整。同時，浙江省作爲國家進行廠網分開、競價上網的試點地區，已從2000年1月15日開始競價上網試運行并實行結算。公司已于2000年1月29日和2000年3月22日在《上海證券報》、香港《南華早報》、香港《文匯報》上就上述情況進行過披露。

(五)、2000年工作計劃和准備采取的措施

1、做好設備的運行和維護工作，提高設備的可靠性，做到在系統負荷需要時，能够及時提供優質、可靠、價格合理的電能。

2、加强電力市場研究，積極參與競價上網，做好市場需求的預測、市場變化的跟踪分析，提高報價水平，在保證合約電量的完成的基礎上，使競價部分電量效益最大化。

3、以經濟效益爲中心，加强經營管理，進一步完善内部經營責任制，狠抓目標成本管理體系的有效運作，加大考核和監督力度，努力挖潛，提高公司的市場競爭能力。

4、加强資金和資本運營管理，提高資金運作的效率和效益，積極拓展公司新的投資渠道。

(六)、董事會日常工作情况

1、報告期内董事會的會議情况及决議内容

本報告期内，公司董事會召開兩次會議，分别就98年度以及99年度中期公司運作情况進行了總結和討論。有關會議的决議内容已刊登在99年3月30日和8月19日出版的《上海證券報》、香港《文匯報》和香港《南華早報》上。

董事會報告（續）

2、執行股東大會決議情況

本報告期內，公司圍繞股東大會提出的目標任務開展工作，超額完成了股東大會預定的各項目標，并按有關規定及時完成了1998年度紅利發放工作。

（七）、公司管理層及員工情況

1、董事、監事、高級管理人員情況

姓名	職務	年齡	持股數	年度報酬情況（元）
陳積民	董事長	56	0	不在公司領取
莊虎卿	副董事長、總經理	49	0	不在公司領取
毛乾元	董事	60	0	不在公司領取
陳青達	董事、副總經理	60	0	不在公司領取
朱長桀	董事	57	0	不在公司領取
陶克勤	董事	60	0	不在公司領取
吳慶林	董事	60	0	不在公司領取
趙元杰	董事	42	0	不在公司領取
壽德生	董事、副總經理	42	0	58342
戴建成	董事、董事會秘書	42	0	46304
胡松如	董事	42	0	99235
傅木慶	董事	41	0	81786
王佳富	董事	46	0	85316
柯毓柱	監事長	61	0	不在公司領取
唐信根	監事	52	0	不在公司領取
謝伯康	監事	61	0	不在公司領取
孔繁祥	監事	57	0	不在公司領取
吳宏飛	監事	33	0	51740
王國强	監事	37	0	40419
陳覺民	副總經理	47	0	52894
胡森健	總會計師	45	0	49111

2、員工情況

截至本報告期末，公司員工總數爲3640員人，其中專業技術人員945人。

董事會報告（續）

（八）、本次利潤分配預案

1999年度實現稅后利潤823,304,326.67元(按國際會計准則爲763,526,000.00元),分別按10%提取法定盈余公積金和法定公益金共計164,660,865.34元,加年初未分配利潤466,001,102.55元(按國際會計准則爲524,042,000.00元)。根據孰低原則,實際可供股東分配的利潤爲1,064,866,237.21元。公司按年末股本20.1億股爲基數,每股派發現金紅利人民幣0.21元(含稅),共計422,100,000.00元。分配后,公司尚余未分配利潤702,544,563.88元(按國際會計准則爲700,808,000.00元)。

監事會報告

1999年度監事會全體成員遵照公司法及公司章程的規定，忠實履行公司章程賦予的職責，維護公司利益，積極努力的開展工作。

監事會通過列席董事會會議，參與公司重要工作，對公司的生產經營、技術改造、發展規劃等積極提出參考意見，對決策的指導思想及作出的具體決定是否符合國家的法律法規、公司章程和股東大會決議以及股東的利益等進行了有效的監督。監事會對公司1999年在超發電量的電價有所調整的情況下，仍取得的業績表示滿意。

監事會認真審核了公司1999年度財務決算報告，監督檢查公司貫徹執行國家財經政策、法規情況以及公司資產、財務收支和關聯交易情況。認爲公司實現的經營業績是真實的，費用支出是合理的，各項關聯交易是公平的。一年來公司的重大事項已按照有關規定進行了信息披露，未發生損害公司利益的行爲。公司1999年度經營業績已經國內及國際會計師事務所審計，出具了無保留意見的審計報告。

監事會對董事會成員和高級管理人員履行職責情況進行監督。認爲公司董事會成員、總經理及其他高級管理人員始終遵守勤免、誠信原則，真誠地以公司最大利益爲出發點行事，忠實履行公司章程規定的職責，認真貫徹股東大會和董事會的各項決議，嚴格按上市公司規範進行運作，未發現違反法律、法規和公司章程的行爲，也未發生重大訴訟事項。

重要事項

（一） 本年度公司無重大訴訟、仲裁事項。

（二）本年度公司董事及高級管理人員未受監管部門的處罰。

（三） 本年度公司董事、監事及其他高級管理人員未發生變動。

（四）重大關聯交易事項

1、銷售上網電量

公司上網電量全部由浙江省電力公司購買，上網電價按照浙江省物價局批復的價格執行。公司1999年5500發電利用小時内的上網電價爲：臺州發電廠1-7號機組0.37元／千瓦時，臺州發電廠8號機組0.415元／千瓦時，蕭山發電廠1-2號機組0.32元／千瓦時；5500發電利用小時以上電量的上網電價爲：臺州發電廠1-8號機組0.190元／千瓦時，蕭山發電廠1-2號機組0.187元／千瓦時。1999年，公司售電收入爲3,247,237,664.70元，占年度主營業務收入的100%。

2、采購燃煤

公司發電所需燃煤由浙江省電力公司的全資子公司浙江省電力燃料總公司供應，購買價格不高于其向其他發電廠供應的同類燃煤價格。1999年，公司購買燃煤支出爲1,147,896,651.13元，占年度燃煤采購支出的100%。

3、償還長期負債

根據本公司與浙江省電力公司、浙江省電力開發公司簽訂的臺州發電廠四期工程（7-8號機組）《債務合同》以及《債務合同＜補充協議＞》，公司歸還到期的長期負債，即浙江省電力公司47,554,116.62元，浙江省電力開發公司138,625,314.72元和華東電力集團財務有限公司284,380,000.00元。

（五）、因執行財政部《關于印發＜股份有限公司會計制度有關會計處理問題補充規定＞的通知》，本公司改變壞帳准備計提範圍和計提比例，并對壞帳准備計提範圍的變更采用追溯調整法，調減1999年年初留存收益2,677,156.07元。因壞帳准備計提範圍和計提比例的變更，減少本年度净利潤7,508,207.13元。本年度計提短期投資跌價准備257,000元。

（六）、公司原在建工程臺州發電廠四期工程（7-8號機組）已全部完工并投入使用。竣工結算結果已經1999年8月12日浙江省計經委和浙江省重點建設領導小組浙重建[1999]53號文批准確認。公司已按竣工結算報告移交資産數進行了相應的帳户調整處理。

重要事項（續）

（七）、根據中國證監會《關于上市公司總經理及高層管理人員不得在控股股東單位兼職的通知》，經公司董事會審議通過，公司總經理及高層管理人員全部由專職人員擔任。

（八）、本報告期內，公司繼續聘任浙江天健會計師事務所和普華永道中國有限公司爲公司提供會計報表審計及其他相關咨詢服務的國內及國際會計師事務所。

財務會計報告一
（經國內會計師事務所審計）
審計報告

浙天會審（2000）第378號

浙江東南發電股份有限公司全體股東:

我們接受委托，審計了貴公司 1999年12月31日的資産負債表，1999年度的利潤及利潤分配表，以及1999年度的現金流量表。這些會計報表由貴公司負責，我們的責任是對這些會計報表發表審計意見。我們的審計是依據中國注册會計師獨立審計准則進行的。在審計過程中，我們結合貴公司實際情况，實施了包括抽查會計記録等我們認爲必要的審計程序。

我們認爲，上述會計報表符合《企業會計准則》和《股份有限公司會計制度》的有關規定，在所有重大方面公允地反映了貴公司 1999年12月31日的財務狀况及1999年度的經營成果和現金流量，會計處理方法的選用遵循了一貫性原則。

浙江天健會計師事務所 *中國注册會計師* **陳　曙**
中國·杭州 *中國注册會計師* **謝集輝**

報告日期: 2000年2月2日

財務會計報告一

（經國內會計師事務所審計）

資產負債表

1999年12月31日

編制單位：浙江東南發電股份有限公司

單位：人民幣元

資　產	注釋號	行次	年初數	期末數	負債及所有者權益	注釋號	行次	年初數	期末數
流動資產:					流動負債:				
貨幣資金	1	1	2,246,838,093.97	2,678,583,792.46	短期借款		42		
短期投資	2	2		30,000,000.00	應付票據		43		
減: 短期投資跌價准備		3		257,000.00	應付賬款	13	44	22,893,704.23	45,731,026.07
短期投資净額		4		29,743,000.00	預收賬款		45		
應收票據		5			代銷商品款		46		
應收股利		6			應付工資		47	53,768,660.28	93,002,346.25
應收利息		7			應付福利費		48	6,215,708.52	12,798,024.93
應收賬款	3	8	151,538,375.43	70,332,163.08	應付股利		49	329,640,000.00	422,100,000.00
其他應收款	4	9	44,619,267.89	112,052,088.17	應交稅金	14	50	161,166,524.13	161,202,315.38
減: 壞賬准備		10	3,434,847.95	10,943,055.08	其他應交款		51	2,763,606.18	1,878,752.17
應收款項净額		11	192,722,795.37	171,441,196.17	其他應付款	15	52	114,432,319.84	60,590,082.23
預付賬款	5	12	852,934.04	1,473,914.10	預提費用		53		
應收補貼款		13			一年內到期的長期負債	16	54	280,892,666.43	376,060,000.00
存貨	6	14	89,844,439.20	88,110,771.95	其他流動負債		55		
減: 存貨跌價准備		15	1,267,154.31						
存貨净額		16	88,577,284.89	88,110,771.95					
待攤費用	7	17	337,152.86						
待處理流動資產净損失		18			流動負債合計		56	971,773,189.61	1,173,362,547.03
一年內到期的長期債權投資		19	1,839,250.00						
其他流動資產		20							
流動資產合計		21	2,531,167,511.13	2,969,352,674.68	長期負債:				
					長期借款	17	57	1,520,000,000.00	1,137,600,000.00
長期投資:					應付債券		58		
長期股權投資	8	22	5,494,000.00	5,494,000.00	長期應付款	18	59	549,966,764.91	366,640,000.00
長期債權投資		23			住房周轉金	19	60	275,831.42	-3,331,965.27
長期投資合計		24	5,494,000.00	5,494,000.00	其他長期負債		61		
減:長期投資減值准備		25			長期負債合計		62	2,070,242,596.33	1,500,908,034.73
長期投資净額		26	5,494,000.00	5,494,000.00	遞延稅款:				
固定資產:					遞延稅款貸項		63		
固定資產原價	9	27	6,415,818,059.18	6,525,720,214.69					
減: 累計折舊	9	28	1,700,617,939.06	2,121,800,190.35	負債合計		64	3,042,015,785.94	2,674,270,581.76
固定資產净值		29	4,715,200,120.12	4,403,920,024.34					
工程物資		30			少數股東權益		65		
在建工程	10	31	108,013,514.78	17,495,203.82					
固定資產清理		32			股東權益:				
待處理固定資產净損失		33			股　本	20	66	2,010,000,000.00	2,010,000,000.00
固定資產合計		34	4,823,213,634.90	4,421,415,228.16	資本公積	21	67	1,863,272,079.51	1,863,272,079.51
無形資產及其他資產:					盈余公積	22	68	223,457,529.52	388,118,394.86
無形資產	11	35	240,004,132.81	238,794,340.37	其中:公益金	22	69	111,728,764.76	194,059,197.43
開辦費		36			未分配利潤	23	70	466,001,102.55	702,544,563.88
長期待攤費用	12	37	4,867,218.68	3,149,376.80					
其他長期資產		38							
無形資產及其他資產合計		39	244,871,351.49	241,943,717.17	股東權益合計		71	4,562,730,711.58	4,963,935,038.25
遞延稅項:									
遞延稅款借項		40							
資產總計		41	7,604,746,497.52	7,638,205,620.01	負債及所有者權益總計		72	7,604,746,497.52	7,638,205,620.01

財務會計報告一

（經國內會計師事務所審計）

利潤及利潤分配表

1999年度

編制單位：浙江東南發電股份有限公司

單位：人民幣元

項目	注釋號	行次	本年數	上年數
一、主營業務收入		1	3,247,237,664.70	2,949,526,933.00
減:折扣與折讓		2		
主營業務收入净額		3	3,247,237,664.70	2,949,526,933.00
減:主營業務成本		4	1,976,911,204.55	1,782,244,822.33
主營業務稅金及附加		5	42,129,897.26	36,651,502.77
二、主營業務利潤(虧損以"-"號填列)		6	1,228,196,562.89	1,130,630,607.90
加:其他業務利潤(虧損以"-"號填列)	1	7	1,327,122.82	901,792.75
減:存貨跌價損失		8		1,267,154.31
營業費用		9		
管理費用		10	168,209,472.12	76,943,643.75
財務費用	2	11	70,261,036.41	53,459,906.78
三、營業利潤(虧損以"-"號填列)		12	991,053,177.18	999,861,695.81
加:投資收益(損失以"-"號填列)	3	13	74,066.00	374,045.00
補貼收入		14		
營業外收入	4	15	11,770.89	102,097.43
減:營業外支出	5	16	5,971,162.85	2,321,397.54
四、利潤總額(虧損以"-"號填列)		17	985,167,851.22	998,016,440.70
減:所得稅		18	161,863,524.55	155,818,968.99
減:少數股東損益(合并報表填列)		19		
五、净利潤(虧損以"-"號填列)		20	823,304,326.67	842,197,471.71
加:年初未分配利潤		21	466,001,102.55	121,883,125.18
盈余公積轉入		22		
六、可供分配利潤		23	1,289,305,429.22	964,080,596.89
減:提取法定盈余公積		24	82,330,432.67	84,219,747.17
提取法定公益金		25	82,330,432.67	84,219,747.17
七、可供股東分配的利潤		27	1,124,644,563.88	795,641,102.55
減:應付優先股股利		28		
提取任意盈余公積		29		
應付普通股股利		30	422,100,000.00	329,640,000.00
轉作股本的普通股股利		31		
八、未分配利潤		32	702,544,563.88	466,001,102.55

財務會計報告一

（經國內會計師事務所審計）

現金流量表

1999年度

編制單位：浙江東南發電股份有限公司

單位：人民幣元

項目	注釋號	行次	金額
一、經營活動產生的現金流量:			
銷售商品,提供勞務收到的現金		1	3,880,474,280.12
收到的租金		2	
收到的稅費返還		3	
收到的其他與經營活動有關的現金		4	57,185,973.18
現金流入小計		5	3,937,660,253.30
購買商品,接受勞務支付的現金		6	1,612,632,794.82
經營租賃所支付的現金		7	914,230.00
支付給職工以及爲職工支付的現金		8	199,263,565.66
實際交納的增值稅款		9	407,567,223.86
支付的所得稅款		10	134,985,742.92
支付的除增值稅、所得稅以外的其他稅費		11	54,396,168.40
支付的其他與經營活動有關的現金	1	12	15,597,937.03
現金流出小計		13	2,425,357,662.69
經營活動產生的現金流量淨額		14	1,512,302,590.61
二、投資活動產生的現金流量:			
收回投資所收到的現金		15	1,839,250.00
分得股利或利潤所收到的現金		16	308,600.00
取得債券利息收入所收到的現金		17	21,750.00
處置固定資產、無形資產和其他長期資產而收回的現金淨額		18	546,785.42
收到的其他與投資活動有關的現金		19	14,128,889.71
現金流入小計		20	16,845,275.13
購建固定資產、無形資產和其他長期資產所支付的現金		21	68,822,284.87
權益性投資所支付的現金		22	
債權性投資所支付的現金		23	30,000,000.00
支付的其他與投資活動有關的現金		24	
現金流出小計		25	98,822,284.87
投資活動產生的現金流量淨額		26	(81,977,009.74)
三、籌資活動產生的現金流量:			
吸收權益性投資所收到的現金		27	
發行債券所收到的現金		28	
借款所收到的現金		29	
收到的其他與籌資活動有關的現金		30	
現金流入小計		31	
償還債務所支付的現金		32	470,559,431.34
發生籌資費用所支付的現金		33	
分配股利或利潤所支付的現金		34	329,640,000.00
償付利息所支付的現金		35	198,343,469.92
融資租賃所支付的現金		36	
減少注册資本所支付的現金		37	
支付的其他與籌資活動有關的現金		38	
現金流出小計		39	998,542,901.26
籌資活動產生的現金流量淨額		40	(998,542,901.26)
四、匯率變動對現金的影響額		41	(36,981.12)
五、現金及現金等價物淨增加額		42	431,745,698.49

附注:

項目	金額
1. 不涉及現金收支的投資和籌資活動:	
以固定資產償還債務	
以投資償還債務	
以固定資產進行長期投資	
以存貨償還債務	
融資租賃固定資產	
2. 將净利潤調節爲經營活動的現金流量:	
净利潤	823,304,326.67
加:少數股東損益	
加:計提的壞賬准備或轉銷的壞賬	7,508,207.13
固定資産折舊	474,254,982.70
無形資産、長期待攤費用和其他長期資産攤銷	9,360,467.38
待攤費用的減少(減:增加)	
預提費用的增加(減:減少)	
處置固定資産、無形資産和其他長期資産的損失(減:收益)	(4,835.00)
固定資産報廢損失	2,870,808.08
財務費用	154,979,574.12
投資損失(減:收益)	(74,066.00)
遞延税款貸項(減:借項)	
存貨的減少(減:增加)	1,733,667.25
經營性應收項目的減少(減:增加)	40,792,879.96
經營性應付項目的增加(減:減少)	(2,423,421.68)
其他	
經營活動産生的現金流量净額	1,512,302,590.61
3. 現金及現金等價物净增加情況:	
貨幣資金的期末余額	2,678,583,792.46
減:貨幣資金的期初余額	2,246,838,093.97
現金等價物的期末余額	
減:現金等到價物的期初余額	
現金及現金等價物净增加額	431,745,698.49

財務會計報告一

（經國內會計師事務所審計）

會計報表附注

1、公司簡介

浙江東南發電股份有限公司(以下簡稱“本公司”或“公司”)是根據浙江省人民政府證券委員會浙證委（1997）49號《關于同意設立浙江東南發電股份有限公司的批復》和中國證券監督管理委員會國際業務部（1997）4號《關于對浙江東南發電股份有限公司（籌）先行設立公司后立即增資發行新股的復函》，由浙江省電力公司、浙江省電力開發公司、浙江八達股份有限公司、浙江省電力物資供應公司和浙江電力房地產開發有限責任公司作爲發起人，以發起設立方式設立的股份有限公司。發起人股本總額132,000萬元，經浙江會計師事務所浙會驗(1997)第75號《驗資報告》驗證確認。公司于1997年5月15日辦妥工商登記，取得14294345-0(1/1)號企業法人營業執照。

經國務院證券委員會證委發（1997）44號文批准同意，公司發行69,000萬股境內上市外資股（B股）股票，其中包括超額配售權9,000萬股，每股面值人民幣1元。公司股票于1997年9月23日在上海證券交易所上市。B股發行后，公司現有總股本爲人民幣201,000萬元，公司因此變更了工商登記，營業執照號同前。

本公司的經營範圍包括電力的投資、開發和經營。

2、公司主要會計政策、會計估計和合并會計報表的編制方法

(1) 會計制度

執行《企業會計准則》和《股份有限公司會計制度》。

(2) 會計年度

會計年度自公歷1月1日起至12月31日止。

(3) 記賬本位幣

采用人民幣爲記賬本位幣。

(4) 記賬基礎和計價原則

以權責發生制爲記賬基礎，以歷史成本爲計價原則。

(5) 外幣業務核算方法

對發生的外幣經濟業務，采用當月一日中國人民銀行公布的市場匯價(中間價)折合人民幣記賬。對各種外幣賬户的外幣期末余額，按期末市場匯價（中間價）進行調整，發生的差額，與購建固定資産有關且在其尚未交付使用前的，計入有關固定資産的購建成本；與購建固定資産無關的，屬于籌建期間的計入開辦費，屬于生産經營期間的計入當期財務費用。

(6) 現金等價物的確定標准

現金等價物是指企業持有的期限短（一般是指從購買日起三個月内到期）、流動性强、易于轉換爲已知金額現金、價值變動風險很小的投資。

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(7) 壞賬核算方法

a. 采用備抵法核算壞賬。

壞賬准備按應收款項余額的6%計提。

b. 壞賬的確認標准爲:

①債務人破産或者死亡，以其破産財産或者遺産清償后，仍然無法收回;

②債務人逾期未履行其清償義務，且具有明顯特征表明無法收回。

對確實無法收回的應收賬款，經批准后作爲壞賬損失，并衝銷提取的壞賬准備。

(8) 存貨核算方法

存貨包括在生産經營過程中爲銷售或耗用而儲備的燃料、輔助材料、修理用備品備件、低值易耗品等。

存貨按實際成本計價。購入并已驗收入庫燃料按實際成本入帳;發出燃料成本采用加權平均法;庫存修理用備品備件、三材等輔助材料采用計劃成本核算,月末以綜合差异率分攤轉銷材料成本差异;領用低值易耗品按一次攤銷法核算。

由于存貨遭受毀損、全部或部分陳舊過時和銷售價格低于成本等原因造成的存貨成本不可收回的部分，期末采用成本與市價孰低計價原則，按單個存貨項目的成本高于可變現凈值的差額提取存貨跌價准備。

(9) 短期投資核算方法

a. 短期投資，按實際支付的價款扣除已宣告發放但尚未領取的現金股利或利息入賬。

b. 期末短期投資按成本與市價孰低計價，并按各投資項目計提跌價准備。

(10) 長期投資核算方法

a. 長期股權投資，按投資時實際支付的價款或確定的價值入賬。投資額占被投資企業有表決權資本總額20%以下，或雖占20%或20%以上，但不具有重大影響的，按成本法核算；投資額占被投資企業有表決權資本總額20%或20%以上，或雖投資不足20%但有重大影響的，采用權益法核算；投資額占被投資企業有表決權資本總額50%（不含50%）以上的，采用權益法核算，并合并會計報表。

b. 股權投資差額。在合同規定的投資期限內平均攤銷。合同没有規定投資期限的，借方差額在10年内平均攤銷;貸方差額按不低于10年平均攤銷。

c. 長期債權投資，以實際支付的價款扣除支付的税金、手續費等各項附加費用，以及自發行日至債券購入日的應計利息后的余額記賬。溢價或折價在債券存續期間内，按直綫法予以攤銷。

d. 期末由于市價持續下跌或被投資單位經營狀况惡化等原因，導致長期投資可收回金額低于賬面價值，按可收回金額低于長期投資賬面價值的差額提取長期投資減值准備。公司本年的長期投資無上述情况，無須計提長期投資減值准備。

(11) 固定資産及累計折舊核算方法

a. 固定資産按實際成本計價。固定資産的標准爲：使用年限在一年以上的房屋、建築物、機器、機械、運輸工具和其他與生産經營有關的設備、器具、工具等，以及不屬于生産經營主要設備，但單位價值在2, 000元以上，并且使用期限超過兩年的物品。

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b. 固定資產折舊采用平均年限法。按固定資產類別、預計使用年限和預計净殘值率(原值的 0-3%)確定折舊率如下:

固定資產類別	折舊年限(年)	年折舊率(%)
房屋及建築物	8-35	12.50-2.86
通用設備	4-18	25.00-5.56
專用設備	7-18	14.29-5.56
運輸工具	6	16.67
其他設備	5-9	20.00-11.11

(12) 在建工程核算方法

在建工程以各項工程實際發生的支出入賬，按工程項目分類核算，并在工程交付使用時按工程的實際成本結轉固定資産。用借款進行的工程發生的利息支出和外匯折算差額，在固定資產尚未交付使用前予以資本化；交付使用后計入當期財務費用。

(13) 無形資產核算方法

無形資產按實際發生額入賬，在有效使用期限内分期平均攤銷。

(14) 開辦費核算方法

開辦費按實際支出入賬，從開始生産經營的當月起，在 5 年内分期平均攤銷。

(15) 長期待攤費用核算方法

長期待攤費用按實際支出入賬，在項目的受益期内平均攤銷。

(16) 收入確認原則

售電收入:以本年度的實際結算電量乘以經批准確認的上網電價計算確定。

1999 年度的上網電價，按照浙江省電力公司與本公司簽訂的《購售電協議》、《<購售電協議>補充協議》和浙江省物價局 2000 年 2 月 18 日函復確認，公司 1999 年 5500 小時内的不含税上網電價分别爲：臺州發電廠 1-7 號機組 0.37 元／千瓦時，臺州發電廠 8 號機組 0.415 元／千瓦時，蕭山發電廠 1-2 號機組 0.32 元／千瓦時；1999 年超 5500 利用小時以上電量的上網電價，根據浙江省物價局浙價工(1999)429 號文批復確認，臺州發電廠 1-8 號機組 0.190 元／千瓦時，蕭山發電廠 1-2 號機組 0.187 元／千瓦時。依上述兩協議，本公司將所屬電廠所發電量于協議生效后 20 年内售給浙江省電力公司，由其負責購買全部上網電量，并且公司的上網電價，由浙江省電力公司和本公司雙方根據浙江省電力公司浙電企(1996)0282 號文和浙江省物價局浙價工(1996)88 號文規定的原則協商提出方案，上報有關部門批准后共同執行。

商品銷售:在商品所有權上的重要風險和報酬轉移給買方，公司不再對該商品實施繼續管理權和實際控制權，相關的收入已經收到或取得了收款的證據，并且與銷售該商品有關的成本能够可靠地計量時，確認營業收入的實現。

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提供勞務:在勞務已經提供，收到價款或取得收取款項的證據時，確認勞務收入。

（17）所得稅的會計處理方法

公司所得稅，采用應付稅款法核算。

（18）合并會計報表的編制方法

合并會計報表以母公司、納入合并範圍的子公司的同期會計報表和其他有關資料爲依據，按照《合并會計報表暫行規定》編制而成。對合營企業，則按比例合并法予以合并。子公司的主要會計政策按照母公司統一選用的會計政策厘定，母子公司間的重大交易和資金往來等，均已在合并時抵銷。

本公司1999年度尚無子公司，無須編制合并會計報表。

（19）會計政策、會計估計變更説明

a.本公司原按照《股份有限公司會計制度》的規定壞賬准備按期末應收賬款余額的5‰計提，存貨期末計提跌價准備，短期投資和長期投資期末計提短期投資跌價准備和長期投資減值准備。現按照財政部財會字[1999]35號和49號文的有關要求，從1999年1月1日起改爲壞賬准備按應收款項（包括應收賬款和其他應收款）期末余額的6%計提、短期投資期末計提跌價准備、長期投資期末計提減值准備、存貨期末計提跌價准備的會計政策。對上述會計政策因壞賬准備計提比例的變更采用未來適用法，其變更影響數已調整計入本年損益；因壞賬准備計提範圍的變更已采用追溯調整法，調整了期初留存收益及相關項目的期初數；利潤及利潤分配表的上年數欄，已按調整后的數字填列。上述會計政策因壞賬准備計提範圍變更的纍積影響數爲2,677,156.07元，由于壞賬准備計提範圍變更，調增了1998年度的净利潤18,749,878.79元；調減了1999年年初留存收益2,677,156.07元，其中，未分配利潤調減了4,274,152.37元，盈余公積調增了1,596,996.30元；利潤及利潤分配表上年數欄的年初未分配利潤調減了19,274,055.40元。

b.本年公司根據華東電力公司頒布的《華東電網電力工業企業固定資産目録》對公司所屬的臺州電廠和蕭山電廠的全部固定資産的分類和折舊率進行了調整，此項會計估計的變更使本年多提折舊20,991,325.80元。

3、稅（費）項

（1）增值稅

按17 %的稅率計繳。

（2）營業稅

按5%的稅率計繳。

（3）城市維護建設稅

按應交流轉稅稅額的7%計繳。

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(4) 教育費附加

按應交流轉税税額的 4% 計繳。

(5) 所得税

1999 年度根據浙江省人民政府浙政發(1997)102 號文批復同意，按 33% 比例税率計繳企業所得税，其中 18% 由財政返還，其實際所得税税負爲 15%。

4、控股子公司及合營企業

本公司無控股子公司及合營公司。

5、利潤分配

根據董事會確定的 1999 年度利潤分配預案。1999 年度實現税后利潤 823,304,326.67 元(按國際會計准則爲 763,526,000.00 元)，分別按 10% 提取法定盈余公積金和法定公益金共計 164,660,865.34 元，加年初未分配利潤 466,001,102.55 元(按國際會計准則爲 524,042,000.00 元)。根據孰低原則，實際可供股東分配的利潤爲 1,064,866,237.21 元。公司按年末股本 20.1 億股爲基數，每股派發現金紅利人民幣 0.21 元(含税)，共計 422,100,000.00 元。分配后，公司尚余未分配利潤 702,544,563.88 元(按國際會計准則爲 700,808,000.00 元)。

6、會計報表有關項目注釋

(1) 資產負債表有關項目注釋

a. 货币资金 期末数 2,678,583,792.46

①明细情况

項　目	期初数	期末数
現　金	5,930.37	5,776,96
銀行存款	2,245,728,630.88	2,678,167,055.37
其他貨幣資金	1,103,532.72	410,960.13
合　計	2,246,838,093.97	2,678,583,792.46

② 外幣貨幣資金

期初數			期末數		
原幣別及金額	匯率	折人民幣金額	原幣別及金額	匯率	折人民幣金額
USD 150,174,130.91	8.2787	1,243,246,577.56	140,950,362.80	8.2795	1,166,998,528.80

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b. 短期投資　　期末數 30,000,000.00

①明細情況

項　目	期初數		期末數		
	投資金額	跌價準備	投資金額	跌價準備	市價
債券投資			30,000,000.00	257,000.00	29,743,000.00
合　計			30,000,000.00	257,000.00	29,743,000.00

②本公司計提短期投資跌價准備的期末市價系根據上海證券交易所1999年12月30日的挂牌交易價計算確定的。

c. 應收賬款　　期末數 70,332,163.08

①賬齡分析

賬　齡	期初數			期末數		
	金　額	比例(%)	壞賬准備	金　額	比例(%)	壞賬准備
1 年以內	151,538,375.43	100	757,691.88	70,332,163.08	100	4,219,929.78
1-2 年	–	–				
2-3 年	–	–				
3 年以上	–	–				
合　計	151,538,375.43	100	757,691.88	70,332,163.08	100	4,219,929.78

②欠款金額前五名的單位賬款

單位名稱	期末數	欠款時間	欠款原因
浙江省電力公司	70,332,163.08	1999 年 12 月	12 月下旬電價未結算
小　計	70,332,163.08		

③持有本公司 5%(含 5%)以上股份的股東單位賬款

股東單位名稱	期初數	期末數
浙江省電力公司	151,538,375.43	70,332,163.08
小　計	151,538,375.43	70,332,163.08

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d. 其他應收款 期末數 112,052,088.17

①賬齡分析

賬齡	期初數			期末數		
	金額	比例(%)	壞賬准備	金額	比例(%)	壞賬准備
1 年以內	42,734,177.92	95.77	2,564,050.67	59,477,588.98	53.08	3,568,655.34
1-2 年	1,145,760.20	2.57	68,745.61	49,529,630.42	44.20	2,971,777.83
2-3 年	540,000.00	1.21	32,400.00	2,473,521.00	2.21	148,411.26
3 年以上	199,329.77	0.45	11,959.79	571,347.77	0.51	34,280.87
合計	44,619,267.89	100	2,677,156.07	112,052,088.17	100	6,723,125.30

②類別分析

類別	期初數	期末數
備用金	213,520.05	318,692.73
存出保證金	506,400.00	463,300.00
暫付款項	33,575,028.46	46,874,507.13
其他	10,324,319.38	64,395,588.41
合計	44,619,267.89	112,052,088.17

③欠款金額前五名的單位賬款

單位名稱	期末數	性質	欠款時間	欠款原因
浙江長興發電有限責任公司籌備處	36,721,826.16	暫付款	1-2 年	墊付前期費用
浙江省電力公司	35,414,394.32	往來款	1-2 年	未到期清賬[注]
銀行定期存單利息	27,492,335.95	應計未收款	1 年以內	未到期結算
中保壽險公司椒江支公司	2,700,000.00	暫付款	1 年以內	未到期結算
蕭電二期籌建處	2,293,521.00	代墊款	1-2 年	未結算
小計	104,622,077.43			

[注] 該余額系公司改制設立時遺留的往來款，根據公司與該公司 1998 年 12 月 29 日簽定的《往來款項清算約定書》，該欠款余額將于 2000 年 12 月 25 日收回清賬。

④持有本公司 5%（含 5%）以上股份的股東單位賬款

單位名稱	期初數	期末數
浙江省電力公司	9,640,207.26	35,414,394.32
小計	9,640,207.26	35,414,394.32

⑤其他應收款期末余額比期初余額增加67,432,820.28元，主要系公司暫付浙江長興發電有限責任公司籌備處的前期費用增加和本年應計銀行定期存單利息增加，以及與浙江省電力公司日常往來中可抵減其他應收款的其他應付款額本年減少而使其他應收款額增加等因素共同影響所致。

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e. 預付賬款　　期末數 1,473,914.10

①賬齡分析

賬齡	期初數		期末數	
	金額	比例(%)	金額	比例(%)
1 年以内	852,934.04	100	1,473,914.10	100
1-2 年	-	-	-	-
2-3 年	-	-	-	-
3 年以上	-	-	-	-
合　計	852,934.04	100	1,473,914.10	100

②欠款金額前五名的單位賬款

單位名稱	期末數	欠款時間	欠款原因
浙江省房地産開發公司	405,725.00	1 年以内	預付購房款
上海海爾空調銷售公司	550,450.00	1 年以内	預付購料款
上海三菱電梯有限公司	244,800.00	1 年以内	預付購料款
青島海爾空調銷售公司	182,462.00	1 年以内	預付購料款
南京南瑞集團公司	59,400.00	1 年以内	預付購料款
小　計	1,442,837.00		

③無持有本公司 5%(含 5%)以上股份的股東單位賬款。

f. 存貨／存貨跌價準備　　期末數　88,110,771.95/0.00

①明細情況

項　目	期初數		期末數	
	金　額	跌價準備	金　額	跌價準備
在途物資	481,097.99		1,867,422.97	
原材料	26,982,624.70	1,267,154.31	40,047,182.85	
燃 料	55,797,824.94		38,259,099.37	
低值易耗品	737,441.79		571,721.98	
備品備件	5,845,449.78		7,365,344.78	
合　計	89,844,439.20	1,267,154.31	88,110,771,95	-

②公司根據單個存貨的市場可變現净值確定期末存貨公允價值，并按成本與市價孰低原則，已對期初庫存材料計提跌價准備 1,267,154.31 元；經分析期末存貨未出現該等情況，故未計提跌價準備。

g. 待攤費用　　期末數 0.00

類　別	期初數	本期增加	本期攤銷	期末數
存貨待抵扣進項税	337,152.86		337,152.86	0.00
合　計	337,152.86		337,152.86	0.00

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h. 長期股權投資　　期末數 5,494,000.00

① 明細情況

項　目	期初數	本期增加	本期減少	期末數
股票投資	494,000.00	–	–	494,000.00
其他股權投資	5,000,000.00	–	–	5,000,000.00
合　計	5,494,000.00	–	–	5,494,000.00

② 長期股權投資——股票投資

被投資單位	股份	股數類別	持股比例	投資成本	損益調整	減值准備	股權投資差額	期末合計	期末市價
浙江臺州高速公路建設開發股份有限公司	國有法人股	494,000 股	0.25%	494,000.00	–	–	–	494,000.00	–
小　計				494,000.00	–	–	–	494,000.00	–

③長期股權投資——其他股權投資

被投資單位	持股比例	投資期限	投資成本	損益調整	減值准備	股權投資差額	期末合計
椒江鳳凰山莊有限責任公司	14.28%	未設定	5,000,000.00	–	–	–	5,000,000.00
小　計			5,000,000.00	–	–	–	5,000,000.00

i. 固定資產原價／纍計折舊　　期末數 6,525,720,214.69/2,121,800,190.35

①固定資產原價

1）明細情況

類　別	期初數[注 1]	臺電四期暫估與決算調整[注 2]	本期增加	本期減少	期末數
房屋及建築物	2,130,438,422.08	−307,461,559.56	31,306,785.14	53,877,050.05	1,800,406,597.61
通用設備	296,703,843.80	170,992,378.60	12,231,515.75	6,206,878.83	473,720,859.32
專用設備	3,878,714,402.18	307,558,070.64	36,552,390.85	23,177,256.53	4,199,647,607.14
運輸工具	96,461,716.73	−73,902,583.59	8,105,810.98	948,490.00	29,716,454.12
其他設備	13,499,674.39	381,039.30	9,992,366.87	1,644,384.06	22,228,696.50
合　計	6,415,818,059.18	97,567,345.39	98,188,869.59	85,854,059.47	6,525,720,214.69

[注 1] 本年公司根據華東電力公司頒布的《華東電網電力工業企業固定資產目録》對公司所屬的臺州電廠和蕭山電廠的全部固定資產的分類和折舊率進行了調整，該期初數及下列纍計折舊期初數，均已按調整后數據列示。

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[注 2] 臺電四期工程(7-8 號機組)于本年 6 月完成整體竣工决算，按照决算報告數對原暫估轉入固定資産金額及類別重新進行調整，并追加轉入固定資産 97,567,345.39 元，爲清晰反映，單列一欄"臺電四期暫估與决算調整"。

2）本期增加數中包括從在建工程完工轉入 170,810,859.55 元（含 7-8 號機組本年竣工决算后追加轉入 97,567,345.39 元）。

3）上述固定資産無用作抵押和擔保情況。

4）上述固定資産中無融資租入固定資産。

②累計折舊

類　別	期初數	本期增加	本期减少	期末數
房屋及建築物	363,317,163.00	78,223,936.12	47,102,859.69	394,438,239.43
通用設備	104,448,481.65	64,325,130.40	1,883,290.64	166,890,321.41
專用設備	1,208,371,748.40	336,054,478,61	2,727,802.07	1,541,698,424.94
運輸工具	20,890,598.68	-5,601,826.11	852,532.46	14,436,240.11
其他設備	3,589,947.33	1,253,263.68	506,246.55	4,336,964.46
合　計	1,700,617,939.06	474,254,982.70	53,072,731.41	2,121,800,190.35

③固定資産净值

類　別	期初數	期末數
房屋及建築物	1,767,121,259.08	1,405,968,358.18
通用設備	192,255,362.15	306,830,537.91
專用設備	2,670,342,653.78	2,657,949,182.20
運輸工具	75,571,118.05	15,280,214.01
其他設備	9,909,727.06	17,891,732.04
合　計	4,715,200,120.12	4,403,920,024.34

④固定資産原值期末數較年初數增加109,902,155.51元，主要系臺州電廠7-8號機組于本年6月完成整體工程的竣工决算，結算后固定資産入帳總價值與原暫估價值差額 97,567,345.39 元補轉入固定資産所致。
累計折舊期末數較年初數增加421,182,251.29元，主要系本年計提折舊以及因上述固定資産原值增加而相應增加本年折舊計提額所致。

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j. 在建工程　　期末數 17,495,203.82

①臺州電廠 1-6 號機相關工程項目

工程名稱	期初數	本期增加	本期轉入固定資産	本期其他減少數	期末數	資金來源	工程進度
1) 管理信息系統	3,658,887.68	3,681,711.35	-	-	7,340,599.03	自有	98%
2) 回水管阻垢裝置	0.00	1,428,432.00	-	-	1,428,432.00	自有	95%
3) IC 卡售餐系統	0.00	241,710.38	-	-	241,710.38	自有	90%
4) 職工活動中心	0.00	858,571.53	-	-	858,571.53	自有	20%
5) #2#4 爐火保護	0.00	340,746.88	-	-	340,746.88	自有	98%
6) 1-6# 機加裝調功裝置	0.00	107,400.00	-	-	107,400.00	自有	40%
7) 廠區變增容	0.00	452,972.33	-	-	452,972.33	自有	90%
8) 新危險品庫	0.00	156,000.00	-	-	156,000.00	自有	70%
9) 1-3 期輸煤系統除塵器改造	0.00	215,755.46	-	-	215,755.46	自有	20%
10) 老生産樓集中空調改造	0.00	604,400.90	-	-	604.400.90	自有	30%
11) 修配龍門吊	0.00	166,316.50	-	-	166,316.50	自有	90%
12) 機組運行調度優化研究工程	150,000.00	185,000.00	-	-	335,000.00	自有	80%
13) 125MW 汽輪機組振動診斷系統	0.00	443,498.65	-	-	443,498.65	自有	80%
14) 零星工程	0.00	154,520.00	-	-	154,520.00	自有	
15) 已完工程	12,116,328.89	129,591,955.24	48,686,938.73	93,021,345.40	0.00		
小　計	15,925,216.57	138,628,991.22	48,686,938.73	93,021,345.40	12,845,923.66		

②臺州電廠 7-8 號機相關工程項目

工程名稱	期初數	本期增加	本期轉入固定資産	本期其他減少數	期末數	資金來源	工程進度
2 × 330MW 發電機組	75,118,022.37	45,026,346.73	97,567,345.39	22,577,023.71	0.00	借款	100%
小　計	75,118,022.37	45,026,346.73	97,567,345.39	22,577,023.71	0.00[注]		

[注] 本期 7-8 號機組已完成整體竣工決算，工程款均已結算轉帳。

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③蕭山電廠相關工程項目

工程名稱	期初數	本期增加	本期轉入	本期其他	期末數	資金來源	工程進度
			固定資產	減少數			
1) 廢水排放治理	643,433.98	1,862,253.39	–	–	2,505,687.37	自有	98%
2) 粉塵治理	151,294.21	453,143.96	–	–	604,438.17	自有	35%
3) 干煤棚系統改造	0.00	281,316.77	–	–	281.316.77	自有	65%
4) 蕭山生活區通訊設施	0.00	643,648.58	–	–	643,648.58	自有	80%
5) 職工住房	0.00	311,364.00	–	–	311,364.00	自有	95%
6) 生活水處理房	0.00	138,000.00	–	–	138,000.00	自有	95%
7) 零星工程	0.00	164,825.27	–	–	164,825.27	自有	
8) 已完工程	16,175,547.65	21,521,575.67	24,556,575.43	13,140,547.89	–		
小　計	16,970,275.84	25,376,127.64	24,556,575.43	13,140,547.89	4,649,280.16		
合　計	108,013,514.78	209,031,465.59	170,810,859.55	128,738,917.00	17,495,203.82		

本期無資本化利息。

k. 無形資産　　期末數 238,794,340.37

明細情況

無形資産種類	原始金額	期初數	本期增加	本期轉出	本期攤銷	期末數
土地使用權	246,969,027.20	238,611,382.81	–	–	4,930,609.08	233,680,773.73
其　他	5,622,837.47	1,392,750.00	4,075,337.47	–	354,520.83	5,113,566,64
合　計	252,591,864.67	240,004,132.81	4,075,337.47	–	5,285,129.91	238,794,340.37

l. 長期待攤費用　　期末數 3,149,376.80

明細情況

項　目	期初數	本期增加	本期攤銷	期末數
待核銷基建支出	4,867,218.68	–	1,717,841.88	3,149,376.80
合　計	4,867,218.68	–	1,717,841.88	3,149,376.80

m. 應付賬款　　期末數 45,731,026.07

無持有本公司5%(含5%)以上股份的股東單位賬款。

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n. 應交稅金 期末數 161,202,315.38

明細情況

稅　種	期初數	期末數
增值稅	73,763,990.43	48,515,825.82
營業稅	974.30	5,309.66
城市維護建設稅	4,823,370.29	3,217,777.16
企業所得稅	82,578.189.11	109,455,970.74
代扣代繳個人所得稅		7,432.00
合　計	161,166,524.13	161,202,315.38

o. 其他應付款 期末數 60,590,082.23

①持有本公司 5%（含）以上股份的股東單位賬款

股東單位名稱	期初數	期末數
浙江省電力開發公司	14,890,458.54	90,000.00
小　計	14,890,458.54	90,000.00

②占本項目金額 10%（含 10%）以上大額其他應付款

單位名稱	款項性質及內容	金　額
7-8 號機組各有關施工單位	四期工程尾工款	9,597,500.41
職工教育經費	結余款	6,177,146.95
企業醫療保險費	應付未付保費	6,632,010.95
各工程有關施工單位	三期及日常工程尾款	5,336,812.63
小　計		27,743,470.94

p. 一年內到期的長期負債 期末數 376,060,000.00

明細情況

借款類別	期初數	期末數
①非銀行金融機構借款	186,380,000.00	284,400,000.00
其中:信用借款	186,380,000.00	284,400,000.00
②其他單位借款	94,512,666.43	91,660,000.00
合　計	280,892,666.43	376,060,000.00

期末數系①根據公司與浙江省電力公司和華東電力集團財務有限公司簽訂的《委托貸款協議書》的長期委貸借款額，按三方簽定的《2000年度還款協議》一年內須償還長期借款部分;②根據公司與浙江省電力公司和浙江省電力開發公司簽訂的《債務合同》、《債務合同<補充協議>》的長期債務額中一年內到期償還部分(詳見本會計報表附注 8(3)第 b 項)。

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q. 長期借款　　　　期末數 1,137,600,000.00

明細情況

貸款單位	期末數	借款期限	年利率	借款條件
華東電力集團財務有限公司	1,137,600,000.00	1999.12-2007.12	7.2%	信用
合　計	1,137,600,000.00			

期末長期借款余額系公司所屬臺州電廠四期擴建工程的原部分長期債務,1999年12月公司與浙江省電力公司和華東電力集團財務有限公司簽訂《委托貸款協議書》，浙江省電力公司所屬債務部分改爲委貸借款，委貸借款總額爲170,638.00萬元，本年度已償還28,438萬元,2000年度按《還款協議》應償還28,440.00萬元已轉入一年內到期的長期負債，期末該長期借款結余113,760萬元(詳見本會計報表附注8(3)第b項)。

r. 長期應付款　　　　期末數 366,640,000.00

債權單位	期初數	期末數	欠款內容
浙江省電力開發公司	549,966,764.91	366,640,000.00	借入的臺州電廠7-8號機組建設款
合　計	549,966,764.91	366,640,000.00	

期末數比期初數減少了183,326,764.91元，主要系按照《還款協議》本年償付借款91,666,764.91元以及將2000年償債金額91,660,000.00元轉入一年內到期長期負債共同影響所致。

s. 住房周轉金　　　　期末數 -3,331,965.27

住房周轉金發生超支，系出售職工住房的纍計損失。

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t. 股本 期末余額 2,010,000,000.00

	項目		期初數	本期增減變動(+、-)					期末數
				配股	送股	公積金轉股	其他	小計	
(一)尚未流通股份	1.發起人股份	國家擁有股份	1,315,000,000.00						1,315,000,000.00
		境內法人持有股份	5,000,000.00						5,000,000.00
		外資法人持有股份							
		其他							
	2.募集法人股								
	3.內部職工股								
	4.優先股或其他								
	尚未流通股份合計		1,320,000,000.00						1,320,000,000.00
(二)已流通股份	1.境內上市的人民幣普通股								
	2.境內上市的外資股		690,000,000.00						690,000,000.00
	3.境外上市的外資股								
	4.其他								
	已流通股份合計		690,000,000.00						690,000,000.00
(三)	股份總數		2,010,000,000.00						2,010,000,000.00

u. 資本公積 期末數 1,863,272,079.51

①明細情況

項 目	期初數	本期增加	本期減少	期末數
股本溢價	1,859,977,258.75	-	-	1,859,977,258.75
接受捐贈資產准備	294,820.76	-	-	294,820.76
其 他	3,000.000.00	-	-	3,000,000.00
合 計	1,863,272,079.51	-	-	1,863,272,079.51

②資本公積本期無增減變動。

v. 盈余公積 期末余額 388,118,394.86

①明細情況

項目	期初數	本期增加	本期減少	期末數
法定盈余公積	111,728,764.76	82,330,432.67	-	194,059,197.43
任意盈余公積	-	-	-	-
法定公益金	111,728,764.76	82,330,432.67	-	194,059,197.43
合 計	223,457,529.52	164,660,865.34	-	388,118,394.86

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②盈余公積上年審定數爲221,860,533.22元,因追溯調整壞賬准備計提數,調增了上年利潤后,相應調增盈余公積計提數1,596,996.20元。

③本年增加數系根據公司董事會1999年度净利潤分配預案,分别按本年實現净利潤823,304,326.67元的10%計提的法定盈余公積和法定公益金。

w. 未分配利潤 期末數702,544,563.88

①本期利潤分配比例以及未分配利潤增減變動情况的説明

年初數	466,001,102.55[注]
本期增加	823,304,326.67
其中: 本年利潤	823,304,326.67
本期減少	586,760,865.34
其中:提取法定盈余公積	82,330,432.67
提取法定公益金	82,330,432.67
支付普通股股利	422,100,000.00
期末余額	702,544,563.88

[注] 未分配利潤上年審定數470,275,254.92元,因追溯調整壞賬准備計提數,調減了上年未分配利潤4,274,152.37元,調整后期初余額爲466,001,102.55元。

②根據董事會確定的1999年度利潤分配預案,按1999年度實現税后利潤823,304,326.67元分别提取10%法定盈余公積金和法定公益金共計164,660,865.34元;根據孰低原則,按年末股本20.1億股爲基數,以每股派發現金紅利人民幣0.21元(含税),共計422,100,000.00元。

(2) 利潤及利潤分配表有關項目注釋

a. 其他業務利潤 本期數1,327,122.82

業務種類	上期數 業務收入	上期數 業務支出	上期數 利潤	本期數 業務收入	本期數 業務支出	本期數 利潤
材料銷售	2,302,539.88	1,685,092.93	617,446.95	2,990,393.55	1,860,556.04	1,129,837.51
其他	425,424.66	141,078.86	284,345.80	261,492.74	64,207.43	197,285.31
合計	2,727,964.54	1,826,171.79	901,792.75	3,251,886.29	1,924,763.47	1,327,122.82

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b. 財務費用　　本期數 70,261,036.41

項　目	上期數	本期數
利息支出	138,550,425.93	154,979,574.12
減：利息收入	85,801,751.67	84,668,249.13
匯兑損失	680,938.45	546,661.27
減：匯兑收益	389,690.89	653,256,25
其　他	419,984.96	56,306.40
合　計	53,459,906.78	70,261,036.41

c. 投資收益　　本期數 74,066.00

項　目	上期數	本期數
債券投資收益	202,045.00	21,750.00
債券投資跌價准備		-257,000.00
其他投資收益	172,000.00	309,316.00
合　計	374,045.00	74,066.00

d. 營業外收入　　本期數 11,770.89

項目類別	上期數	本期數
罰沒收入	36,147.43	9,980.00
無法支付的應付款項	65,500.00	1,710.89
其　他	450.00	80.00
合　計	102,097.43	11,770.89

e. 營業外支出　　本期數 5,971,162.85

項目類別	上期數	本期數
處理固定資產凈損失	2,221,093.97	2,875,643.08
水利基金		2,949,526.93
捐贈支出	27,500.00	105,000.00
罰款支出	20,198.70	4,660.00
交通事故賠款		8,428.84
其　他	52,604.87	27,904.00
合　計	2,321,397.54	5,971,162.85

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(3) 現金流量有關項目注釋

支付的價值較大的其他與經營活動有關的現金

項　目	上期數	本期數
支付中介機構費用	2,802,507.37	3,313,199.13
報刊刊登公告費用	1,056,223.83	921,852.35
保險費	6,113,851.33	5,736,543.16
業務招待費	1,648,631.56	1,848,985.85
研究開發費用		1,158,761.88
辦公費	670,068.16	817,015.04
差旅費用	483,731.52	591,765.43
廣告費	226,000.00	
小　計	13,001,013.77	14,388,122.84

7、分行業資料

本公司爲單一電力工業行業，分行業資料從略。

8、關聯方關系及其交易

(1) 關聯方關系

a. 存在控制關系的關聯方

企業名稱	注册地址	主營業務	與本企業關系	經濟性質或類型	法定代表人
浙江省電力開發公司	杭州市金祝南路2號	集資辦電、開發電力、計劃外電量的加工銷售	主要股東	國有	陳積民 [注1]
浙江省電力公司	杭州市金祝南路2號	電力生産供應、組織發電、輸變電工程的設計施工建設	主要股東	國有	陳積民 [注1]
浙江長興發電有限責任公司籌備處 [注2]					

[注1]: 由于浙江省電力開發公司和浙江省電力公司具有同一法定代表人和其他共同的關鍵管理人員，因此，實質上目前該兩公司對本公司存在着共同的控制關系。

[注2]: 該處爲設立浙江長興發電有限責任公司前期工作籌建單位，根據公司與浙江省電力開發公司于1999年11月22日重新簽訂的成立浙江長興發電有限責任公司《股東協議》，明確公司的出資比例爲65%，具體詳見本會計報表附注10承諾事項。

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b. 存在控制關係的關聯方的注册資本及其變化

企業名稱	年初數	本年增加數	本年減少數	年末數
浙江省電力開發公司	2,545,000,000.00	-	-	2,545,000,000.00
浙江省電力公司	4,275,160,000.00	-	-	4,275,160,000.00

c. 存在控制關係的關聯方所持股份或權益及其變化

企業名稱	年初數		本年增減(+、-)		年末數	
	金額	%	金額	%	金額	%
浙江省電力開發公司	799,963,200.00	39.80	-	-	799,963,200.00	39.80
浙江省電力公司	514,036,800.00	25.57	-	-	514,036,800.00	25.57

(2) 本公司與關聯方的交易

a. 不存在控制關係的關聯方關係的性質

企業名稱	與本企業關系
浙江省電力燃料總公司	公司主要股東之全資子公司
臺州發電廠實業總公司	公司主要股東參股之子公司

b. 采購商品

企業名稱	本年金額	本年占年度購貨(%)	本年定價政策	上年金額	上年占年度購貨(%)	上年定價政策
浙江省電力燃料總公司	1,147,896,651.13	100	[注]	1,183,864,494.39	100	[注]

[注]: 公司發電所需燃料由浙江省電力公司的全資子公司浙江省電力燃料總公司供應。1997年5月,公司與該公司簽訂了《燃料供應協議》,有效期限爲20年。據此協議,雙方每年制定年度供煤合同,確定當年供煤的質量、規格、數量和價格等事宜。浙江省電力燃料總公司向本公司供應的燃料價格條件應不高于其向其他發電廠供應的同類燃料的價格條件,也不高于雙方在商定價格時,本公司在一般市場上可獲得的同類燃料的價格條件,否則本公司有權自行采購燃料。

c. 銷售商品

企業名稱	本年金額	本年占年度銷售(%)	本年定價政策	上年金額	上年占年度銷售(%)	上年定價政策
浙江省電力公司	3,247,237,664.70	100	[注]	2,949,526,933.00	100	[注]

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[注]: 根據公司與浙江省電力公司簽訂的《購售電協議》，公司裝機容量爲166萬千瓦(含四期工程66萬千瓦)，由浙江省電力公司負責購買本公司自《購售電協議》生效后二十年内的全部上網電量。公司上網電價，由浙江省電力公司和本公司雙方根據浙江省電力公司浙電企(1996)0282號文和浙江省物價局浙價工(1996)88號文規定的原則協商提出方案，上報有關部門批准后共同執行。本年根據浙江省物價局浙價工(1997)180號文和2000年2月18日函復確認，公司1999年5500小時内的不含稅上網電價分别爲：臺州發電廠1-7號機組0.37元／千瓦時，臺州發電廠8號機組 0.415元／千瓦時，蕭山發電廠1-2號機組0.32元／千瓦時；1999年超5500利用小時以上電量的上網電價，根據浙江省物價局浙價工(1999)429號文批復確認，臺州發電廠1-8號機組0.190元／千瓦時，蕭山發電廠1-2號機組0.187元／千瓦時。公司上年根據浙江省物價局(1999)67號文件批復確認執行的電價爲:臺州電廠1-7號機組0.37元／千瓦時，臺州電廠8號機組0.415元／千瓦時，蕭山電廠1-2號機組0.32元／千瓦時。

d. 關聯方應收應付款項余額

項目及企業名稱	年末余額		占全部應收（付）款的比重（%）	
	本年	上年	本年	上年
應收帳款				
浙江省電力公司	70,332,163.08	151,538,375.43	100	100
應付帳款				
浙江省電力燃料公司	27,592,617.92	22,448,948.05		98.06
其他應收款				
浙江省電力公司	35,414,394.32	9,640,207.26	31.60	21.61
浙江長興發電有限責任公司籌備處	36,721,826.16	13,370,500.00	32.77	29.97
其他應付款				
浙江省電力開發公司	90,000.00	14,890,458.54	0.15	13.01
一年内到期的長期負債				
浙江省電力公司		47,554,116.62		16.93
浙江省電力開發公司	91,660,000.00	46,958,549.81	24.37	16.72
長期應付款				
浙江省電力開發公司	366,640,000.00	549,966,764.91	100	100

(3) 其他關聯事項

a. 根據公司與浙江省電力公司和浙江省電力開發公司于1999年3月22日簽訂的《剥離資産租賃協議》，公司將對公司改制時原臺州發電廠剥離的非經營性資産進行租賃，并支付相應的資産租賃費，本年支付該項資産租賃費計1,791,808.00元。公司與臺州發電廠實業公司原簽訂的《綜合服務協議》本年不再履行，也不再支付與之相關的服務費，上年支付該項費用2,755,754.52元。

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b. 公司1997年與兩債權人浙江省電力公司和浙江省電力開發公司簽訂了《債務合同》,借入爲期10年的四期工程(7-8號機組)建造款,明確了在新建機組試生產結束后,由公司向上述兩公司分期償還本息。爲配合四期工程整體的竣工決算,核實資金投人的實際情況,結合浙江省審計廳浙審决投(1998)29號文《關于浙江臺州發電廠四期工程建設項目竣工决算的審計决定》要求,公司與兩債權人决定對原《債務合同》的部分條款進行修訂,于1999年3月22日正式簽訂了《債務合同<補充協議>》, 確定截止1998年6月23日(8號機試生產結束日)的債務總額爲2,390,864,584.29元,根據兩債權人實際投入資金情況,商議確定的債務金額和債務比例分別爲浙江省電力公司1,793,939,269.57元占75.03%, 浙江省電力開發公司596,925,314.72元占24.97%。在扣減1998年已償還浙江省電力公司40,005,152.92元后,截止1998年末該長期債務金額爲2,350,859,431.34元,1999年度償還及變動情況如下表:

債權人(會計科目) 內 容	浙江省電力公司(長期應付款)	浙江省電力開發公司(長期應付款)	華東電力集團財務有限公司(長期借款)	合 計
截止1998年末債務總額	47,554,116.62	596,925,314.72	1,706,380,000.00	2,350,859,431.34
1999年度已償還金額	47,554,116.62	138,625,314.72	284,380,000.00	470,559,431.34
轉入一年內到期長期負債		91,660,000.00	284,400,000.00	376,060,000.00
1999年底止長期債務額	0.00	366,640,000.00	1,137,600,000.00	1,504,240,000.00

c. 公司關鍵管理人員報酬:本年公司關鍵管理人員共21人,報酬總額約爲56.51萬元, 其中年度報酬數額在5萬元以下的共3人, 在5萬元至6萬元的爲3人, 在8萬元至9萬元的爲2人,9-10萬元的1人, 另董事長、副董事長等8位董事和監事長等4位監事計12人未在公司領取報酬。
1998年度公司關鍵管理人員平均報酬爲46,278.00元。

9、或有事項

公司未爲其他單位提供信用擔保,并無牽涉任何重大訴訟或仲裁;而據各董事所知,公司也無任何尚未了結或面臨威脅的重大訴訟或索賠要求。

10、承諾事項

公司董事會原以通訊表决方式决議,同意按照國經貿改(1998)347號批文的內容,由本公司與浙江省電力開發公司、龍源電力集團和湖州市電力開發公司合資組建項目公司,投資建設浙江長興發電廠兩臺30萬千瓦國產燃煤發電機組項目。該項目總投資爲人民幣322,000萬元,申請注册資本76,797萬元,本公司投資比例爲55%,相應的出資額爲42,238.35萬元,投資各方已于1998年12月24日簽訂了成立浙江長興發電有限責任公司的《股東協議》。由于體制調整等原因, 原擬投資者龍源電力集團和湖州市電力開發公司將退出該項目的投資,使得該項目投資者由原四方改爲公司與浙江省電力開發公司雙方投資。經協商, 1999年11月22日公司與浙江省電力開發公司重新簽定了《設立浙江長興發電有限公司投資建設2 × 300MV燃煤發電機組股東協議》, 明確該

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項目總投資爲人民幣259,261萬元,申請注册資本64,815.25萬元,本公司投資比例調整爲65%,相應的出資額爲421,299,125.00元。至1999年12月31日止,公司已累計支付前期費用3,672.18萬元。公司已將該事項的變更在2000年1月29日公告于《上海證券報》、香港《南華早報》和《文匯報》。

11、資産負債表日后事項中的非調整事項

公司無重大的資産負債表日后事項中的非調整事項。

12、債務重組事項

公司無債務重組事項。

13、其他重要事項

(1) 公司原在建的臺州發電廠四期工程（7-8號機組），分别于1997年8月1日和1998年12月23日相繼投入商業運行，該工程業已全部完工投入使用，根據1999年6月編制完成的該工程整體竣工決算報告，工程總投資爲339,463.00萬元,形成固定資産3,327,606,707.40元,無形資産44,446,268.89元,其他資産22,577,023.71元。該竣工决算結果已經1999年8月12日浙江省計劃經濟委員會和浙江省重點建設領導小組浙重建[1999]53號文件批准確認。據此，公司已按該竣工决算報告移交資産數進行了相應的賬户調整處理。

(2) 根據2000年1月28日浙江省物價局浙價工(2000)39號文批復，公司2000年合約上網電價（不含税）爲：臺州發電廠1-8號機組357.415元／千千瓦時；蕭山發電廠1-2號機組爲320元／千千瓦時。又根據2000年1月10日國家經貿委電力(2000)3號文《關于廠網分開、競價上網試點省市進行試運行有關問題的通知》,2000年2月1日浙江省計劃與經濟委員會、浙江省電力工業局浙計經能(2000)130號和2000年2月21日浙江省電力工業局浙電辦(2000)0156號文有關規定，公司所屬臺州發電廠和蕭山發電廠均需從2000年1月15日零時起參與電力市場競價上網，按有關規定進行試運行并實行結算。參與電力市場試運行后，本公司原與浙江省電力公司簽署的《購售電協議》須根據有關文件、規則進行修改。對此，公司已分别于2000年1月29日和3月21日公告于《上海證券報》、香港《南華早報》和《文匯報》。

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審計報告

致浙江東南發電股份有限公司全體股東:

(在中華人民共和國注册成立的有限公司)

我們已審計所附之浙江東南發電股份有限公司("貴公司")1999年12月31日的資產負債表及1999年度的損益表和現金流量表。編制該等第42頁至第59頁之會計報表乃貴公司管理層的職責。我們的責任是依據審計結果對該等會計報表發表審計意見。

我們是按照國際審計准則進行了審計工作。該等准則要求我們通過審計計劃的制定和實施，合理地確定會計報表中有否存在重大錯誤報導。審計工作包括對該等會計報表內的數據和披露的有關憑證，采用抽查方式進行審查。審計工作并包括評價管理層采用的會計政策和重要的估算是否恰當，以及從總體上評價會計報表所反映的內容。我們認爲此等審計工作爲我們的意見提供了合理的依據。

我們認爲，該等會計報表足以真實及公正地反映貴公司于1999年12月31日的財務狀況及1999年度的業績和現金流量情況，并按照國際會計准則編制。

普華永道中國有限公司

2000年2月2日

財務會計報告二

（經國際會計師事務所審計）

損益表

（1999年度）

	附注	1999年 人民幣千元	1998年 人民幣千元
營業收入		3,247,238	2,949,527
營業成本及費用:			
燃料成本		1,172,648	1,108,193
修理費用		92,514	89,475
工資及員工福利	3	263,861	123,629
折舊及攤銷		482,887	383,303
其他費用		239,751	189,851
		2,251,661	1,894,451
經營利潤		995,577	1,055,076
財務費用	4	70,187	53,086
稅前利潤		925,390	1,001,990
稅項	5	161,864	155,819
稅后利潤		763,526	846,171
每股稅后利潤	6	人民幣 0.38 元	人民幣 0.42 元

財務會計報告二

（經國際會計師事務所審計）

資產負債表

（1999年12月31日）

	附注	1999年12月31日 人民幣千元	1998年12月31日 人民幣千元
資產			
流動資產:			
現金及現金等同物	9	2,678,584	2,246,838
短期投資		29,743	–
應收有關聯公司款	8	78,060	123,924
其他應收款		65,280	35,952
預付帳款		406	853
存貨	11	88,111	88,577
其他		1,068	1,839
		2,941,252	2,497,983
土地使用權	12	234,094	238,611
房屋建築物及設備(净值)	13	4,421,415	4,823,214
其他長期資產		5,494	5,494
遞延資產		8,263	4,867
資產合計		7,610,518	7,570,169
負債及股東權益			
流動負債:			
一年內到期之長期負債	15	376,060	280,893
應付帳款及其他應付款	14	186,313	109,051
應交税金		161,203	161,167
應付股利		422,100	329,640
		1,145,676	880,751
長期負債	15	1,504,240	2,069,966
其他長期負債		–	276
負債合計		2,649,916	2,950,993
股東權益:			
股本	17	2,010,000	2,010,000
儲備金	18	2,950,602	2,609,176
股東權益合計		4,960,602	4,619,176
負債及股東權益合計		7,610,518	7,570,169

財務會計報告二

（經國際會計師事務所審計）

股東權益變動表

（1999年度）

	股本	實收資本	資本公積	盈余公積	未分配利潤	總計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
1998年1月1日余額	2,010,000	–	1,863,272	57,172	172,201	4,102,645
1998年度税后利潤	–	–	–	–	846,171	846,171
提撥盈余公積	–	–	–	164,690	(164,690)	–
派發股利	–	–	–	–	(329,640)	(329,640)
1998年12月31日余額	2,010,000	–	1,863,272	221,862	524,042	4,619,176
1999年度税后利潤	–	–	–	–	763,526	763,526
擬提撥盈余公積	–	–	–	164,660	(164,660)	–
擬派股利	–	–	–	–	(422,100)	(422,100)
1999年12月31日余額	2,010,000	–	1,863,272	386,522	700,808	4,960,602

財務會計報告二

（經國際會計師事務所審計）

現金流量表

(1999年度)

	1999年	1998 年
	人民幣千元	人民幣千元
來自經營業務之現金流量:		
税前利潤	925,390	1,001,990
調整:		
折舊	474,255	376,291
攤銷	7,578	6,640
房屋建築物及設備出售虧損	11,130	2,221
净利息費用	70,311	53,098
投資損失(收益)	183	(374)
營運資金變化前的經營利潤	1,488,847	1,439,866
減少專項存款	–	2,718
減少應收有關聯公司款	45,864	75,715
(增加)其他應收款	(31,904)	(148,164)
減少(增加)預付帳款	447	(411)
減少(增加)存貨	13,091	(19,317)
增加(減少)應付帳款和其他應付款	70,529	(34,504)
(減少)增加應交税金	(25,192)	31,541
經營業務所得之現金	1,561,682	1,347,444
已收利息	85,792	94,571
已支付利息	(152,681)	(128,433)
已支付所得税	(136,637)	(148,975)
經營業務所得之現金净額	1,358,156	1,164,607

財務會計報告二

(經國際會計師事務所審計)

現金流量表 (續)

(1999年度)

	1999年 人民幣千元	1998 年 人民幣千元
來自投資業務之現金流量:		
購入房屋建築物及設備	(100,102)	(220,318)
收購業務	–	(689,643)
出售房屋建築物及設備	3,891	167
收回到期其他長期資產	–	440
購入短期投資	(30,000)	–
投資收益	–	190
投資業務所用之現金净額	(126,211)	(909,164)
來自融資業務之現金流量:		
長期負債增加	–	2,711
償還長期負債	(189,666)	(143,062)
償還一年内到期的長期負債	(280,893)	(90,199)
支付股息	(329,640)	(87,527)
融資業務所用之現金净額	(800,199)	(318,077)
現金及現金等同物净增加(減少)	431,746	(62,634)
現金及現金等同物:		
年初數	2,246,838	2,309,472
年末數	2,678,584	2,246,838

財務會計報告二
（經國際會計師事務所審計）
會計報表附注

1、公司概況

浙江東南發電股份有限公司(簡稱“本公司”)是于1997年5月15日在中華人民共和國境内注册成立的股份有限公司，在中國浙江省經營、開發及投資發電廠。本公司于成立日起接收了原臺州發電廠的經營業務以及相關 的資産和負債，又于1998年1月1日收購了蕭山電廠的資産總值扣除流動負債之净值。

本公司成立時發行了每股面值人民幣1元的1,320,000,000股人民幣普通股(“A股”)予本公司的發起人浙江省電力公司(“浙江電力”)、浙江省電力開發公司(“浙江開發”)、浙江八達股份有限公司、浙江省電力物資供應公司和浙江電力房地産開發有限責任公司(后三者合稱“少數發起人”)。

本公司所生産并可供上網的電力全部售予浙江電力。

2、呈報基准及主要會計政策

(a) 呈報基准

上網電價

本公司的上網電價，是按照本公司與浙江電力所簽定的購售電協議及有關補充協議所訂定。根據購售電協議，本公司的上網電價每年協商核定一次。此外，上網電價須由浙江省物價局或國家發展計劃委員會等有關部門審核批准。

本公司1999年度的上網電價已取得浙江省物價局批復核准。
本公司與浙江電力對1999年度上網電量的銷售核算，是依照浙江省物價局有關批文中的定價原則執行，列示于本公司1999年度損益表中的營業收入。上網電價核算的數據如下：

	發電量小于或等于5500利用小時	發電量超過5500 利用小時
	人民幣	人民幣
臺州電廠1號至7號機組(綜合價)	0.37元	0.19 元
臺州電廠8號機組	0.415元	0.19元
蕭山電廠1號及2號機組	0.32元	0.187元

財務會計報告二
（經國際會計師事務所審計）
會計報表附注（續）

(b) 營業收入

營業收入是指本公司電力銷售的收入。

(c) 燃料成本

燃料成本以實際存貨耗用計入開支。

(d) 房屋建築物及設備

房屋建築物及設備按照成本減累計折舊后的價值列示。房屋建築物及設備的添置、更換或更新的成本予以資本化。房屋建築物及設備定期的維修、保養及小型修理費用在維修及保養費中列支。房屋建築物及設備的折舊是在計及資產的估計剩余價值后，以直綫法按其估計可使用年期攤銷其成本。

	年期
房屋建築物	8-45
發電設備	4-18
汽車	5
家具、裝置及其他設備	10

(e) 在建工程

購置或建造廠房及機械設備有關的一切直接及間接成本，包括建設、安裝及測試期間之相關借貸資金的利息開支，均資本化爲在建工程成本。

在建工程不計提折舊，折舊將在相關資產完工并投入使用后計提。

(f) 土地使用權

土地使用權以成本減攤銷列帳。土地使用權是按照其使用期限以直綫攤銷。

(g) 外幣換算

除下述對股本另作處理外，外幣交易按交易當月第一天的中國人民銀行公布的外匯牌價換算。于資產負債表結算日以外幣爲單位的貨幣性資產與負債按當日的中國人民銀行公布的外匯牌價換算。所産生的匯兑損益直接記入損益表。

外幣股本投入按實際投入當天的中國人民銀行公布的外匯牌價換算，貸記股本帳户。由于有關資産與股本所采用的換算匯率不同而産生的匯兑差异，列入資本公積核算。

財務會計報告二
（經國際會計師事務所審計）
會計報表附注（續）

(h) **存貨**

存貨主要包括發電用的煤、油以及用于維修及保養的易耗品。存貨以加權平均成本列帳。

(i) **關聯企業**

關聯企業包括控股公司及控股公司之子公司及聯營公司。

3、工資及員工福利

	1999 年 *人民幣千元*	1998 年 *人民幣千元*
工資	246,225	107,980
員工福利(附注 16)	17,636	15,649
	263,861	123,629
月平均員工人數:		
全職	3,613	3,597
臨時工	21	20
	3,634	3,617

4、財務費用

	1999 年 *人民幣千元*	1998 年 *人民幣千元*
利息收入	(84,531)	(85,726)
長期借款利息費用	154,842	138,825
其他	(124)	(13)
	70,187	53,086

財務會計報告二
（經國際會計師事務所審計）
會計報表附注（續）

5、稅 項

根據浙江省政1997年5月21日簽發的批復(浙政發[1997]102號)，本公司境内上市外資股("B股")于上海證券交易所和全球存托憑證于倫敦證券交易所上市后，適用于本公司的所得稅稅率爲33%。該批復亦規定本公司B 股于上海證券交易所和全球存托憑證于倫敦證券交易所上市后，可獲得財政返還18%的所得稅，故本公司實際所得稅稅負爲15%。

鑒于無重大的時間性差异，所以于本會計期間没有計算遞延稅款。

6、每股稅后利潤

本公司1999及1998年度的每股稅后利潤是根據本公司分配前的稅后利潤和該年度已發行股數2,010,000,000股計算而得。

7、每股股利

本公司董事會于2000年4月7日建議宣派1999 年度每股股利人民幣0.21元（1998年度：人民幣0.164元）予A股股東、B股股東及全球存托憑證持有者，股利金額總計人民幣422,100,000元(1998年度：人民幣329,640,000元)。

8、關聯企業交易

浙江電力及浙江開發直接監督及控制本公司之營運。1999年度與浙江電力、浙江開發及其他關聯企業之重要交易如下：

i）1999年度本公司售予浙江電力之電力銷售收入計人民幣3,247,237,665元(1998年度：人民幣2,949,526,933元)。

ii）購買煤料

本公司之煤料供應僅來自浙江省電力燃料總公司(簡稱"浙江燃料公司")。1999年度本公司從浙江燃料公司購入的煤料金額計人民幣1,147,896,651元(1998年度：人民幣1,183,863,694元)。

iii）支付予臺州發電廠實業總公司之費用：

本公司于1999年度向一家關聯公司臺州發電廠實業總公司就爲臺州發電廠提供后勤綜合服務及出灰等生產性服務所支付的費用共計人民幣2,200,000元(1998年度：人民幣4,078,327元)。

財務會計報告二

（經國際會計師事務所審計）

會計報表附注（續）

vi) 支付予浙江電力和浙江開發之租賃費用:

本公司于1999年度就爲臺州電廠向浙江電力和浙江開發租賃部分后勤綜合服務資産而支付的費用分別爲人民幣 700,955 元和人民幣 1,090,853 元(1998 年度: 無)

v) 本公司的部分長期借款由浙江開發和浙江電力所提供，其詳情于附注 15 中列示。

vi) 本公司于 1999 年 12 月 31 日及 1998 年 12 月 31 日與關聯公司的往來余額列示如下:

	1999 年 12 月 31 日	1998 年 12 月 31 日
	人民幣千元	*人民幣千元*
應付浙江開發款項	(90)	(15,856)
應收浙江電力款項	105,747	162,234
應付浙江燃料公司款項	(27,593)	(22,449)
其　它	(4)	(5)
	78,060	123,924

9、現金及現金等同物

于 1999 年 12 月 31 日及 1998 年 12 月 31 日現金及現金等同物包括如下:

	1999 年 12 月 31 日	1998 年 12 月 31 日
	人民幣千元	*人民幣千元*
現金及活期存款	669,078	717,016
短期存款	2,009,506	1,529,822
	2,678,584	2,246,838

財務會計報告二
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會計報表附注（續）

10、金融工具

本公司沒有運用金融衍生工具以達到對衝或投機目的。

本公司于1999年12月31日及1998年12月31日之流動資產及流動負債帳面價值接近其公平價值。

長期借款之公平價值在附注15中計算。

11、存貨

于1999年12月31日及1998年12月31日存貨包括:

	1999年 12月31日 *人民幣千元*	1998年 12月31日 *人民幣千元*
煤	35,355	49,574
油	2,904	2,875
易耗品	49,852	36,128
	88,111	88,577

12、土地使用權

于1999年12月31日及1998年12月31日的土地使用權余額如下:

	1999年 12月31日 *人民幣千元*	1998年 12月31日 *人民幣千元*
成本	246,969	246,969
纍計攤銷	(12,875)	(8,358)
	234,094	238,611

1999年度土地使用權攤銷金額計人民幣4,517,000元(1998年度: 人民幣4,923,000元)。

財務會計報告二

（經國際會計師事務所審計）

會計報表附注（續）

13、房屋建築物及設備

于1999年12月31日及1998年12月31日的房屋建築物及設備余額列示如下:

	房屋建築物	發電設備	汽車	家具、裝置及其他設備	總額
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
于1999年1月1日之净值	1,754,705	2,875,610	74,442	10,443	4,715,200
增加	31,251	133,362	5,454	11,560	181,627
減少	(6,774)	(10,859)	(95)	(924)	(18,652)
重分類	(280,368)	310,833	(60,417)	29,952	–
計提折舊	(92,844)	(375,156)	(4,101)	(2,154)	(474,255)
于1999年12月31日之净值	1,405,970	2,933,790	15,283	48,877	4,403,920
在建工程					17,495
					4,421,415
于1999年12月31日					
成本	1,800,408	4,625,424	29,716	70,172	6,525,720
累計折舊	(394,438)	(1,691,634)	(14,433)	(21,295)	(2,121,800)
净值	1,405,970	2,933,790	15,283	48,877	4,403,920
在建工程					17,495
					4,421,415
于1998年1月1日之净值	1,136,220	1,888,066	35,857	8,853	3,068,996
增加	706,613	1,268,483	49,724	2,769	2,027,589
減少	–	(4,917)	(173)	(4)	(5,094)
計提折舊	(88,128)	(276,022)	(10,966)	(1,175)	(376,291)
于1998年12月31日之净值	1,754,705	2,875,610	74,442	10,443	4,715,200
在建工程					108,014
					4,823,214
于1998 年12月31日					
成本	2,114,414	4,192,235	94,753	14,416	6,415,818
累計折舊	(359,709)	(1,316,625)	(20,311)	(3,973)	(1,700,618)
净值	1,754,705	2,875,610	74,442	10,443	4,715,200
在建工程					108,014
					4,823,214

于1999年1月1日，本公司參照華東電力集團公司制定的《華東電網電力工業固定資產目録》，對部分房屋建築物及設備進行了重新分類，又更改了部分資產的估計剩余價值。因此而增加的本年度折舊金額計人民幣20,991,326元已列入本年度損益表。

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14、應付帳款及其他應付款

	1999年 12月31日 人民幣千元	1998年 12月31日 人民幣千元
應付帳款	18,044	445
其他應付款	62,469	102,390
應付福利費和應付工資	105,800	6,216
	186,313	109,051

15、長期負債

	1999年 12月31日 人民幣千元	1998年 12月31日 人民幣千元
融資興建7號及8號發電機組的長期借款	1,880,300	2,350,859
減：一年内到期之長期負債	(376,060)	(280,893)
	1,504,240	2,069,966

上述長期負債均爲無抵押人民幣借款，用于興建本公司臺州電廠7號及8號發電機組。
于1999年12月31日及1998年12月31日本公司與各債權方之債務情況如下:

	1999年 12月31日 人民幣千元	1998年 12月31日 人民幣千元
浙江省電力公司	–	47,554
浙江省電力開發公司	458,300	596,925
華東電力集團財務有限公司	1,422,000	1,706,380
	1,880,300	2,350,859

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應付浙江開發之長期借款計人民幣458,300,000元，其中人民幣91,660,000元于2000年歸還，余下之長期借款從2001年1月1日起分七年以等額償還。應付華東電力集團財務有限公司之長期借款計人民幣1,422,000,000元，其中人民幣284,400,000元于2000年歸還，余下之長期借款從2000年1月1日起分七年以等額償還。

于1999年12月31日及1998年12月31日以后應歸還之長期負債列示如下:

	1999年 12月31日 *人民幣千元*	1998年 12月31日 *人民幣千元*
第一年	376,060	280,893
第二年	214,891	251,107
第三年	214,891	251,107
第四年	214,891	251,107
第五年	214,891	251,107
五年后	644,676	1,065,538
	1,880,300	2,350,859

根據有關融資借款協議，本公司1999年度之計息本金爲人民幣2,256,346,765元，以年利率7.2%計息(1998年度：人民幣2,390,864,584元，其中人民幣2,190,864,584元以年利率7.2%計息，余下之人民幣200,000,000元按8.01%計息)。

于1999年12月31日及1998年12月31日長期借款之帳面及公平價值列示如下:

	帳面價值		公平價值	
	1999年 12月31日 *人民幣千元*	1998年 12月31日 *人民幣千元*	1999年 12月31日 *人民幣千元*	1998年 12月31日 *人民幣千元*
長期借款	1,504,240	2,069,966	1,519,143	1,992,185

上述公平價值乃根據資産負債表日之貸款利率對長期借款的現金流量進行貼現計算而得。根據董事意見，該貸款利率接近市場利率。

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16、承付員工福利款項

根據中國政府規定，本公司須參加國家電力行業養老保險基金，該基金是按每年的職工工資總額提取若干百分比注入。職工退休金從國家電力行業養老保險基金支付。除每年提取注入之金額外，本公司并無其他承付款項。本公司于 1999 年度提取此項基金的金額計人民幣 17,636,000 元(1998 年度：人民幣 15,649,000 元)。

此外，本公司須按每年職工工資總額的 14% 提取職工福利費，及按適用職工工資總額的 2% 提取工會經費。

17、股本

		1999 年 12 月 31 日	1998 年 12 月 31 日
	發行股數	*人民幣千元*	*人民幣千元*
每股面值人民幣 1.00 元的 A 股			
浙江開發	799,963,000	799,963	799,963
浙江電力	514,037,000	514,037	514,037
少數發起人	6,000,000	6,000	6,000
每股面值人民幣 1.00 元的 B 股	690,000,000	690,000	690,000
	2,010,000,000	2,010,000	2,010,000

1997 年 5 月 15 日，本公司向浙江開發、浙江電力和少數發起人就其向本公司投入的資産和負債發行了 1,320,000,000 股 A 股。

1997年7月18日，本公司就發行690,000,000股B股獲得了中華人民共和國國務院證券監督管理委員會的批准。

1997 年 9 月 23 日，本公司之 B 股和全球存托憑證分別于上海證券交易所和倫敦證券交易所上市。

A 股持有者和 B 股持有者在所有方面享有相同的權力。

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18、儲備金

	資本公積	法定公積金	法定公益金	任意公積金	未分配利潤	總計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
于1998年1月1日	1,863,272	28,586	28,586	–	172,201	2,092,645
稅后利潤	–	–	–	–	846,171	846,171
提撥盈余公積	–	82,345	82,345	–	(164,690)	–
派發股利	–	–	–	–	(329,640)	(329,640)
于1998年 12月 31日	1,863,272	110,931	110,931	–	524,042	2,609,176
稅后利潤	–	–	–	–	763,526	763,526
擬提撥盈余公積	–	82,330	82,330	–	(164,660)	–
擬派發股利	–	–	–	–	(422,100)	(422,100)
于1999年12月31日	1,863,272	193,261	193,261	–	700,808	2,950,602

a) 根據中華人民共和國公司法，本公司應按遵照中國會計准則計算之稅后利潤(彌補以前年度的虧損后)的10%提撥法定公積金。法定公積金之余額已達公司注册股本的50%時可不再提取。

法定公積金可用于彌補以前年度虧損或分派紅股，但法定公積金于分派紅股后，其余額不得少于注册股本的25%。

b) 根據中華人民共和國公司法，本公司應按遵照中國會計准則計算之稅后利潤(彌補以前年度的虧損后)的5%–10%提撥法定公益金。

法定公益金只能用于本公司的職工集體福利設施的開支。職工只享有這些設施的使用權，其所有權仍屬于本公司。該項基金構成股東權益的一部份，除了清算之時不得用作分配用途。且必須在分配股東股利之前提撥該項基金。

c) 本公司應按遵照中華人民共和國會計准則計算的稅后利潤提撥法定公積金和法定公益金。

d) 擬提撥的任意公積金必須得到股東大會的批准。它的用途類似于法定公積金。本公司董事會不建議提撥任意公積金。

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19、資本承擔

	1999年 12月31日 人民幣千元	1998年 12月31日 人民幣千元
房屋建築物及設備:		
已授權并簽約	46,036	33,208
已授權未簽約	29,207	16,356
	75,243	49,564

20、租賃承擔

于1999年12月31日及1998年12月31日本公司因不可撤銷的經營租賃而在未來須承擔的最低租賃支出列示如下:

	1999年 12月31日 人民幣千元	1998年 12月31日 人民幣千元
一年以內	2,612	2,612
一至兩年內	1,792	2,612
兩至五年內	3,584	5,375
	7,988	10,599

21、期后事項

依據浙江省物價局于2000年1月28日出具的關于本公司2000年度上網電價的批復，本公司2000年度上網電價核算之計價基礎如下:

	人民幣
臺州電廠1號至8號機組	0.357415元
蕭山電廠1號至2號機組	0.32元

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此外，依據浙江省電力工業局于2000年2月21日出具的《關于浙江電網發電市場試運營的通知》，本公司于2000年1月15日起以年度預測發電量的85%作爲合約電量，該部分電量執行上述物價部門批准的電價。合約電量以外的發電量執行市場清算電價。

22、比較數字

若干比較數字已予重新編列，以符合本年度帳目分類。

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補充資料

根據國際會計准則對稅后利潤和净資産進行的調整匯總:

(1) 稅后利潤

	1999年	1998年
	人民幣千元	人民幣千元
按中國會計准則計算的净利潤	823,304	823,447
根據國際會計准則的調整:		
(a) (計提)衝回的員工福利准備	(53,769)	21,916
(b) 計提的住房周轉金	(3,332)	–
(c) 計提的壞帳准備	(2,677)	–
(d) 衝回開辦費的攤銷	–	808
按國際會計准則計算的净利潤	763,526	846,171

(2) 净資産

	1999年12月31日	1998年12月31日
	人民幣千元	人民幣千元
按中國會計准則計算的净資産	5,386,034	4,565,407
根據國際會計准則的調整:		
(a) 衝回計提的員工福利	–	53,769
(b) 計提的住房周轉金	(3,332)	–
按國際會計准則計算的净資産	5,382,702	4,619,176

公司的其他有關資料

1、公司注册日期：1997年5月15日

2、公司法人營業執照注册號：3300001001113

3、公司税務登記號碼：

國税浙字330000520102266、330000142943450
地税浙字330000520102266、330000142943450

4、公司未流通股票的托管機構：浙江省證券登記中心

5、浙江天健會計師事務所地址：中國浙江省杭州市體育場路423號

6、普華永道中國有限公司地址：中國上海市淮海中路333號瑞安廣場

備查文件目錄

1、載有法定代表人、總會計師、會計主管人員簽名并蓋章的會計報表

2、載有會計師事務所蓋章、注册會計師簽名并蓋章的會計報表

3、報告期內在中國證監會指定報紙上公開披露過的所有公司文件的正本及公告的原稿

4、在倫敦證券交易所公布的年度報告

浙江東南發電股份有限公司

2000年4月11日

浙江东南发电股份有限公司

Zhejiang Southeast Electric Power Company Limited

一九九九年年报